UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2008

Commission File Number 0-99

PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

Mexico, D.F. 11311

Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes                  No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes                  No      X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the Form 20-F of PEMEX for the fiscal year ended December 31, 2006 (the “Form 20-F”), in particular, “Item 4— Information on the Company” and “Item 5—Operating and Financial Review and Prospectus” in the Form 20-F and the financial statements and notes included in this Final Terms beginning on page F-1. In this document, “PEMEX” refers to Petróleos Mexicanos, the Subsidiary Guarantors, Pemex-Petroquímica and the subsidiary entities, including the Issuer, listed in note 2 to the audited financial statements included in this Final Terms.

Exchange Rates

On May 19, 2008, the noon buying rate for cable transfers in New York reported by the Federal Reserve Bank of New York was Ps. 10.3750 = U.S. $1.00.

Change of Auditors

PEMEX’s financial statements as of and for the four years ended December 31, 2006 were audited by PricewaterhouseCoopers, S.C. PEMEX’s financial statements as of and for the year ended December 31, 2007 were audited by KPMG Cárdenas Dosal, S.C. The Secretaría de la Función Pública (the Ministry of Public Auditing, or “SFP”), is responsible for appointing the external auditors of Petróleos Mexicanos and its Subsidiary Entities through a selection process among interested external auditors. The Board of Directors of Petróleos Mexicanos reviews and ratifies the engagement of the external auditors by the SFP. PricewaterhouseCoopers, S.C. served as PEMEX’s external auditor for the maximum time period allowed for an external auditor to render services to a Mexican Government entity, pursuant to Mexican regulations.

Cessation of Inflation Accounting under Mexican FRS

As a result of an accounting change in Mexican Normas de Información Financiera (Mexican Financial Reporting Standards or “Mexican FRS” or “NIFs”) inflation accounting rules, commencing January 1, 2008, PEMEX will no longer use inflation accounting, unless the economic environment in which it operates qualifies as “inflationary,” as defined by Mexican FRS. Because the economic environment in the three-month period ended March 31, 2008 did not qualify as inflationary, PEMEX did not use inflation accounting to prepare its unaudited condensed consolidated interim financial information as of and for the three-month period ended March 31, 2008.

Selected Financial Data

The selected financial data below as of and for the five years ended December 31, 2007 have been derived from PEMEX’s consolidated financial statements. The selected financial data as of and for the three-month periods ended March 31, 2007 and 2008 have been derived from the unaudited condensed consolidated interim financial data of PEMEX for the three-month periods ended March 31, 2007 and 2008. The unaudited condensed consolidated financial statements as of March 31, 2008 and for the three-month periods ended March 31, 2008 and 2007 were prepared in accordance with Mexican FRS, except for the statement of changes in financial position for the three-month period ended March 31, 2008 which was not prepared on a cash flow basis as required by Mexican FRS since January 1, 2008. PEMEX has historically prepared a statement of changes in financial position and expects to include cash-flow statements in the financial statements for the second quarter of 2008.

PEMEX’s consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 were prepared in accordance with Mexican Generally Accepted Accounting Principles (“Mexican GAAP”). PEMEX’s financial statements for the years ended December 31, 2006 and 2007 and for the three-month periods ended March 31, 2007 and 2008 were prepared in accordance with Mexican FRS, which replaced Mexican GAAP. In this Final Terms, unless otherwise stated, the term Mexican FRS means (1) Mexican GAAP for periods ending prior to January 1, 2006 and (2) Mexican FRS for periods ending on or after January 1, 2006.

PEMEX has restated its consolidated financial statements for the years ended December 31, 2003, 2004, 2005 and 2006, in order to present them in pesos of purchasing power as of December 31, 2007 with respect to the recognition of the effects of inflation. Consequently, the amounts shown in PEMEX’s consolidated financial statements for these periods are expressed in thousands of constant Mexican pesos as of December 31, 2007. PEMEX’s unaudited condensed consolidated interim financial information as of and for the three-month periods ended March 31, 2007 and 2008 is expressed in pesos of purchasing power as of December 31, 2007 and nominal pesos, respectively.

Mexican FRS differs in certain significant respects from United States Generally Accepted Accounting Principles (which we refer to as “U.S. GAAP”). The financial data as of and for the year ended December 31, 2007 and the interim financial data has not yet been reconciled to U.S. GAAP; however, the results of operations under U.S. GAAP will be different from those under Mexican FRS.

Selected Financial Data of PEMEX

	Year Ended December 31,(1)(2)					March 31,(1)(2)
	2003	2004	2005	2006	2007	2007	2008
	(millions of constant pesos as of December 31, 2007)(3) (millions in 2007)(3)					(millions of current pesos)(4)
Income Statement Data
Amounts in accordance with Mexican FRS:
Net sales(5)	733,964	863,035	1,002,607	1,102,434	1,134,975	242,533	321,178
Total revenues(5)	737,440	875,480	1,015,387	1,174,797	1,136,035	242,803	321,463
Total revenues net of the IEPS tax	627,037	814,449	993,562	1,174,797	1,136,035	242,803	321,463
Operating income	431,353	507,835	538,478	603,201	590,431	133,579	170,175
Comprehensive financing result	36,077	7,863	4,836	23,847	20,047	10,512	895
Net income (loss) for the period	(47,698)	(28,443)	(82,358)	46,953	(18,308)	(10,429)	3,253
Balance Sheet Data (end of period)
Amounts in accordance with Mexican FRS:
Cash and cash equivalents	86,063	94,686	130,450	195,777	170,997	n.a.	118,178
Total assets	992,193	1,057,088	1,125,596	1,250,020	1,330,281	n.a.	1,247,181
Long-term debt	356,302	452,761	541,543	524,475	424,828	n.a.	413,590
Total long-term liabilities	777,698	863,164	977,030	1,032,251	990,908	n.a.	899,317
Equity (deficit)	53,820	37,199	(29,010)	41,456	49,908	n.a.	112,666
Amounts in accordance with U.S. GAAP:
Total revenues net of IEPS tax	627,037	809,634	993,559	1,171,801	n.a.	n.a.	n.a.
Operating income net of IEPS tax	289,698	451,514	535,422	679,768	n.a.	n.a.	n.a.
Comprehensive financing (cost) income	(31,465)	2,323	(11,767)	(18,152)	n.a.	n.a.	n.a.
Net income (loss) for the period	(77,816)	(14,516)	(79,791)	56,722	n.a.	n.a.	n.a.
Total assets	956,988	1,018,574	1,079,745	1,224,272	n.a.	n.a.	n.a.
Equity (deficit)	(52,129)	(54,505)	(120,943)	(22,883)	n.a.	n.a.	n.a.
Other Financial Data
Amounts in accordance with Mexican FRS:
Depreciation and Amortization	47,580	46,744	56,996	65,672	72,592	15,614	20,959
Investments in fixed assets at cost(6)	79,641	83,742	89,855	104,647	155,121	23,563	39,142

(1)	Includes PEMEX, the subsidiary entities and the subsidiary companies. For Mexican FRS purposes, beginning with the year ended December 31, 2005, we include the financial position and results of Pemex Finance, Ltd.
(2)	Mexican FRS differs from U.S. GAAP. For the most significant differences between U.S. GAAP and Mexican FRS affecting PEMEX’s consolidated financial statements, see “Item 5—Operating and Financial Review and Prospects—U.S. GAAP Reconciliation” in PEMEX’s Form 20-F for the fiscal year ended December 31, 2006.
(3)	PEMEX’s consolidated financial statements for each of the five years ended December 31, 2007 were prepared in accordance with Mexican FRS, including the recognition of the effects of inflation in accordance with Bulletin B-10.
(4)	Unaudited.
(5)	Includes the Special Tax on Production and Services in 2003, 2004 and 2005, which we refer to as the “IEPS tax” as part of the sales price of the products sold.
(6)	Includes investments in fixed assets and capitalized interest. For 2003, it excludes certain expenditures charged to the oil field exploration and depletion reserve. See Note 3e to PEMEX’s audited financial statements included herein.

Source: PEMEX’s financial statements.

Capitalization of PEMEX

The following table sets forth the capitalization of PEMEX at March 31, 2008, as calculated in accordance with Mexican FRS.

	At March 31, 2008(1)(2)
	(millions of current pesos or U.S. dollars)
Long-term external debt	Ps.	320,503	U.S.$	30,100
Long-term domestic debt		93,087		8,741

Total long-term debt(3)		413,590		38,841

Certificates of Contribution “A” (4)		96,958		9,106
Mexican Government increase in equity of Subsidiary Entities(5)		147,264		13,830
Surplus in the restatement of equity		—		—
Effect on equity from labor obligations		—		—
Effect of derivative financial instruments(6)		3,241		304
Accumulated losses		(138,051)		(12,965)
Net income (loss) for the period		3,253		305
Total equity		112,665		10,581

Total capitalization	Ps.	526,255	U.S.$	49,422

Notes: Numbers may not total due to rounding.

(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.6482 = U.S. $1.00 at March 31, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(2)	As of the date of this Final Terms, there has been no material change in the capitalization of PEMEX since March 31, 2008, except for PEMEX’s undertaking of new financings as disclosed under “Liquidity and Capital Resources—Financing Activities” in this Final Terms.
(3)	Total long-term debt does not include short-term indebtedness of Ps. 90.6 billion (U.S.$8.5 billion) at March 31, 2008. See “Liquidity and Capital Resources”.
(4)	Equity instruments held by the Mexican Government.
(5)	In December 2007, the Mexican Government increased PEMEX’s equity by Ps. 11.2 billion.

Source: PEMEX’s financial statements. Unaudited.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations of PEMEX, its Subsidiary Entities and Subsidiary Companies – First Three Months of 2008 Compared to First Three Months of 2007

The unaudited condensed consolidated interim financial information set forth below was prepared in accordance with Mexican FRS, except for the statement of changes in financial position for the three-month period ended March 31, 2008 which was not prepared on a cash flow basis as required by Mexican FRS since January 1, 2008. The interim financial statements should be read in conjunction with the consolidated financial statements as of and for the years ended December 31, 2007 and 2006, included in this Final Terms beginning on page F-1. This unaudited condensed consolidated interim financial information was not reconciled to U.S. GAAP.

	Three months ended March 31,
	2007(1)		2008(1) (2)
	(millions of current pesos or U.S. dollars)
Net sales
Domestic	Ps.	135,916	Ps.	163,483	U.S.$	15,353
Export		106,617		157,695		14,809
Services Income		270		285		27

Total		242,803		321,463		30,189
Costs of sales		90,550		123,582		11,606
General expenses		18,673		27,706		2,602
Other revenues(3) (net)		5,243		35,873		3,369
Comprehensive financing result(4)		(10,512)		(895)		(84)
Participation in results of subsidiaries and affiliates		(980)		(260)		(24)

Income before taxes and duties		127,330		204,894		19,242
Taxes and duties		137,759		201,642		18,937

Net (loss) income for the period	Ps.	(10,429)	Ps.	3,253	U.S.$	305

(1)	Unaudited.
(2)	Translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.6482 = U.S. $1.00 at March 31, 2008 for purposes of convenience only. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
(3)	Includes the IEPS tax in 2007 and 2008, when the IEPS tax rate was negative.
(4)	Includes exchange rate losses in the amount of Ps. 8,058 million in the first three months of 2007 and exchange rate gains in the amount of Ps. 4,526 million in the first three months of 2008.

Source: PEMEX’s financial statements.

Sales

Total sales increased by 32.4%, to Ps. 321.5 billion, in the first three months of 2008 from Ps. 242.8 billion in the first three months of 2007. The increase in total sales resulted primarily from the increase in prices for crude oil exports.

Domestic Sales

Domestic sales increased by 20.3% in the first three months of 2008, from Ps. 135.9 billion in the first three months of 2007 to Ps. 163.5 billion in the first three months of 2008, primarily due to a 16.9% increase in sales of petroleum products, a 38.8% increase in natural gas sales and a 36.7% increase in petrochemical products. Sales of natural gas increased by 38.8% in the first three months of 2008, from Ps. 19.4 billion in the first three months of 2007 to Ps. 26.1 billion in the first three months of 2008, due to a 14.4% increase in the volume of sales and a 21.1% average increase in price. Domestic sales of petroleum products increased by 16.9% in the first three months of 2008, from Ps. 110.5 billion in the first three months of 2007 to Ps. 129.2 billion in the first three months of 2008, primarily due to a 1.4% increase in sales volumes, caused by the increased demand for gasoline and diesel. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 36.7%, from Ps. 6.0 billion in the first three months of 2007 to Ps. 8.2 billion in the first three months of 2008, due to a 43.0% increase in the volume of petrochemical product sales, which was partially offset by a 5.3% average decrease in price.

Export Sales

Total export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) increased by 47.9%, from Ps. 106.6 billion in the first three months of 2007 to Ps. 157.7 billion in the first three months of 2008. Excluding the trading activities of the subsidiaries of Petróleos Mexicanos P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Trading, Ltd. and their affiliates (the “PMI Group”), export sales by the Subsidiary Entities to the PMI Group and third parties increased by 47.0%, from Ps. 93.8 billion in the first three months of 2007 to Ps. 137.9 billion in the first three months of 2008. In dollar terms, excluding the trading activities of the PMI Group, total export sales increased by 54.2%, from U.S. $8.3 billion in the first three months of 2007 to U.S. $12.8 billion in the first three months of 2008.

Crude oil and condensate export sales accounted for 88.7% of export sales (excluding the trading activities of the PMI Group) in the first three months of 2008, as compared to 87.0% in the first three months of 2007. Crude oil and condensate export sales increased in peso terms by 47.0%, from Ps. 93.8 billion in the first three months of 2007 to Ps. 137.9 billion in the first three months of 2008, primarily due to a 74.2% increase in the weighted average price of crude oil exports (from U.S. $47.7 per barrel in the first three months of 2007 to U.S. $83.1 per barrel in the first three months of 2008), which was partially offset by a 12.4% decrease in the volume of crude oil exports mainly due to a decline of production in the Cantarell field.

Export sales of petroleum products represented 11.0% of export sales (excluding the trading activities of the PMI Group) in the first three months of 2008, as compared to 10.6% in the first three months of 2007. Export sales of petroleum products increased by 41.7%, from Ps. 10.3 billion in the first three months of 2007 to Ps. 14.6 billion in the first three months of 2008, primarily due to an increase in prices and volumes of exports of Pemex’s main petroleum products, including naphtas and diesel.

Export sales of natural gas represented 0.2% of total export sales (excluding the trading activities of the PMI Group) in the first three months of 2008, as compared to 1.4% in the first three months of 2007. Export sales of natural gas decreased by 83.1%, from Ps. 1.3 billion in the first three months of 2007 to Ps. 0.2 billion in the first three months of 2008, due to an increase in domestic demand for natural gas.

Petrochemical products accounted for the remainder of export sales (excluding the trading activities of the PMI Group) in the first three months of 2007 and 2008 (0.7% and 0.54%, respectively). Export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 33.3%, from Ps. 0.6 billion in the first three months of 2007 to Ps. 0.8 billion in the first three months of 2008 due to a 90.4% increase in sales volume mainly related to an increase in the sale of sulfur.

Services Income

Services income relates, mainly, to revenues obtained by Kot Insurance Ltd. from reinsurance premiums. In the first three months of 2008 and 2007, services income amounted to Ps. 0.3 billion. There was no meaningful change of services income in the first three months of 2008 compared to the first three months of 2007.

Costs of Sales

Costs of sales increased by 36.5%, from Ps. 90.6 billion in the first three months of 2007 to Ps. 123.6 billion in the first three months of 2008. This increase was primarily due to a Ps. 26.5 billion increase in product purchases, a Ps. 5.3 billion increase in depreciation and amortization expense and a Ps. 4.2 billion increase in costs associated with the labor provision for pension and other post-retirement obligations.

General Expenses

General expenses increased by 48.4%, from Ps. 18.7 billion in the first three months of 2007 to Ps. 27.7 billion in the first three months of 2008. This increase was primarily due to a 57.8% increase in administrative expenses and a 28.8% increase in distribution expenses related to an increase in costs associated with the labor provision for pension and other post-retirement obligations.

Other Revenue, net

Other revenues, net, increased by Ps. 30.7 billion, from a net revenue of Ps. 5.2 billion in the first three months of 2007 to a net revenue of Ps. 35.9 billion in the first three months of 2008, primarily due to an increase in the amount of the credit attributable to the negative rate of the Special Tax on Production and Services (Impuesto Especial sobre Producción y Servicios, or “IEPS”) amounting approximately to Ps. 30.0 billion.

Comprehensive Financing Result

Under Mexican FRS, comprehensive financing result reflects interest income (including gains and losses on certain derivative instruments), interest expense, foreign exchange gain or loss and, for periods ending prior to

January 1, 2008, the gain or loss attributable to the effects of inflation on monetary liabilities and assets minus any portion of the comprehensive financing result capitalized during the period. A substantial portion of PEMEX’s indebtedness (76.6% at March 31, 2008) is denominated in U.S. dollars, so a depreciation of the peso against the U.S. dollar results in foreign exchange loss and higher peso-denominated interest expense.

Our comprehensive financing result decreased from a loss of Ps. 10.5 billion in the first three months of 2007 to a loss of Ps. 0.9 billion in the first three months of 2008, primarily as a result of the following:

•

The appreciation of the peso against the U.S. dollar in the first three months of 2008 in comparison to a depreciation of the peso in the same period of 2007 resulted in a Ps. 12.6 billion increase in net foreign exchange gains, from a net loss of Ps. 8.1 billion in the first three months of 2007 to a net gain of Ps. 4.5 billion in the first three months of 2008.

•

In the first three months of 2007, PEMEX’s average monetary liabilities exceeded its average monetary assets, resulting in a net gain in monetary position of Ps. 3.0 billion. Beginning with the first quarter of 2008, as a result of the changes introduced by the adoption of Mexican FRS B-10 “Effects of Inflation”, which superseded Bulletin B-10, PEMEX no longer recognizes the effects of inflation in its financial statements during periods when inflation is below certain thresholds. As a result, PEMEX did not recognize any gain or loss in monetary position in the first three months of 2008.

•	Net interest expense decreased by Ps. 70.7 million in the first three months of 2008 as compared to the first three months of 2007.

Taxes and Duties

Hydrocarbon extraction duties and other duties and taxes increased by 46.4%, from Ps. 137.8 billion in the first three months of 2007 to Ps. 201.6 billion in the first three months of 2008, largely due to the increases in total sales and other revenues. Taxes and duties represented 62.8% of total sales in the first three months of 2008, as compared to 56.8% in the first three months of 2007, because PEMEX’s effective rate of taxes and duties rises as oil prices increase.

Net (Loss)/Income

In the first three months of 2008, PEMEX reported net income of Ps. 3.3 billion on Ps. 321.5 billion in total revenues, as compared with a net loss of Ps. 10.4 billion on Ps. 242.8 billion in total revenues in the first three months of 2007. The increase in net income from the first three months of 2007 to the first three months of 2008 resulted primarily from (i) a Ps. 36.6 billion increase in operating profit due to general price increases in crude oil, natural gas and petroleum products, (ii) a Ps. 30.6 billion increase in other net revenues caused primarily by the increase in the amount of the IEPS tax credit, and (iii) a Ps. 9.6 billion improvement in comprehensive financing result primarily due to foreign exchange gains, which more than offset a Ps. 63.9 billion increase in taxes and duties, in each case as compared to the first three months of 2007.

Results of Operations of PEMEX, its Subsidiary Entities and Subsidiary Companies – Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

The financial information set forth below has been derived from the audited consolidated financial statements of PEMEX for the years ended December 31, 2006 and 2007. The consolidated financial information set forth below was prepared in accordance with Mexican FRS.

	Year ended December 31,
	2006		2007(1)		2007
	(millions of constant pesos as of December 31, 2007)				(millions of U.S. dollars)
Net sales
Domestic	Ps.	567,290	Ps.	592,048	U.S.$	54,485
Export		535,144		542,927		49,965
Services income		1,075		1,061		98

Total		1,103,509		1,136,036		$104,548
Costs of sales		418,258		460,666		42,394
General expenses		80,974		84,939		7,817
Other revenues(2)(net)		61,214		83,019		7,640
Comprehensive financing result(3)		(23,847)		(20,047)		(1,845)
Participation in results of subsidiaries and affiliates		10,074		5,545		510

Income before taxes and duties		651,718		658,948		60,642
Taxes and duties
Hydrocarbon extraction duties and other		587,021		667,999		61,475
Excess gains duty		8,224		0		0
Hydrocarbon income tax		4,915		6,030		555
Income tax		4,605		3,226		297

Total		604,765		677,256		62,327

Net income (loss) for the period	Ps.	46,953	Ps.	(18,308)	U.S.$	(1,685)

(1)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.8662 = U.S. $1.00 at December 31, 2007. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
(2)	Includes the IEPS tax in 2006 and 2007, when the IEPS tax rate was negative.
(3)	Includes exchange rate losses in the amount of Ps. 2.56 billion in 2006 and Ps. 1.4 billion in 2007.

Source: Petróleos Mexicanos.

Sales

Total sales increased by 3.0%, from Ps. 1,103.5 billion in 2006 to Ps. 1,136.0 billion in 2007. This increase resulted primarily from a 4.4% increase in domestic sales, from Ps. 567.3 billion in 2006 to Ps. 592.0 billion in 2007, due to increased unit prices and higher volumes of sales, mainly of petroleum products. In addition, total sales also increased due to a 1.5% increase in export sales, from Ps. 535.1 billion in 2006 to Ps. 542.9 billion in 2007, due to higher crude oil prices.

Domestic Sales

Domestic sales increased by 4.4% in 2007, from Ps. 567.3 billion in 2006 to Ps. 592.0 billion in 2007, due to increased prices and volumes of sales of principal petroleum and petrochemicals products. Domestic sales of petroleum products increased by 5.0% in 2007, from Ps. 460.8 billion in 2006 to Ps.484.1 billion in 2007, primarily due to increases in the average domestic sales prices and a 3.0% increase in the sales volumes of petroleum products. The 3.0% increase in the sales volumes of petroleum products, from 1,763 thousand barrels per day in 2006 to 1,816 thousand barrels per day in 2007, was primarily due to the increase in sales of gasoline and diesel. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 0.3%, from Ps. 25.5 billion in 2006 to Ps. 25.6 billion in 2007, due to an increase in the domestic sales of some of the products manufactured by Pemex-Petrochemicals, such as polyethylenes and monoethylene glycol. Sales of natural gas increased by 1.7% in 2007, from Ps. 80.9 billion in 2006 to Ps. 82.3 billion in 2007, as a result of an increase in average prices.

Export Sales

Export sales increased by 1.5% in peso terms in 2007, from Ps. 535.1 billion in 2006 to Ps. 542.9 billion in 2007. Excluding the trading activities of the PMI Group (in order to show only the amount of export sales related to the subsidiary entities), export sales by the subsidiary entities to the PMI Group and third parties increased by 5.3% in peso terms, from Ps. 449.8 billion in 2006 to Ps. 473.7 billion in 2007. In dollar terms, excluding the trading activities of the PMI Group, export sales (which are dollar-denominated) increased by 9.8% in 2007, from U.S. $38.8 billion in 2006 to U.S. $42.6 billion in 2007. This increase was mainly a result of increased oil export prices. The trading and export activities of the PMI Group generated additional marginal revenues of Ps. 69.2 billion in 2007, 18.9% lower in peso terms than the Ps. 85.3 billion of additional revenues generated in 2006, mainly due to a 6.0% decrease in the volume of exports due to a decline in production of the Cantarell field and the closing of some facilities due to adverse weather conditions. The weighted average price per barrel of crude oil that the PMI Group sold to third parties in 2007 was U.S. $61.57, 16.1% higher than the weighted average price of U.S. $53.04 in 2006.

Export crude oil sales by Pemex-Exploration and Production to PMI accounted for 89.0% of export sales (excluding the trading activities of the PMI Group) in 2007, as compared to 89.8% in 2006. These crude oil sales increased in peso terms by 4.4% in 2007, from Ps. 404.0 billion in 2006 to Ps. 421.7 billion in 2007, and increased in dollar terms by 8.9% in 2007, from U.S. $34.8 billion in 2006 to U.S. $37.9 billion in 2007. The weighted average price per barrel of crude oil that Pemex-Exploration and Production sold to PMI for export in 2007 was U.S. $61.57, 15.7% higher than the weighted average price of U.S. $53.20 in 2006. The volume of crude oil exports decreased by 6.0%, from 1,793 thousand barrels per day in 2006 to 1,686 thousand barrels per day in 2007, as a consequence of production shut downs due to adverse weather conditions.

Export sales of petroleum products by Pemex-Refining and Pemex-Gas and Basic Petrochemicals to the PMI Group and third parties, including natural gas liquids, increased from 9.4% of export sales (excluding the trading activities of the PMI Group) in 2006 to 10.5% of those export sales in 2007. Export sales of petroleum products, including natural gas liquids, increased by 16.7%, from Ps. 42.4 billion in 2006 to Ps. 49.5 billion in 2007, primarily due to an increase in export prices of petroleum products and in sales volume. In dollar terms, export sales of petroleum products, including natural gas liquids, increased by 22.2%, from U.S. $3.6 billion in 2006 to U.S. $4.4 billion in 2007.

Petrochemical products accounted for the remainder of export sales in 2006 and 2007. Export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 23.5%, from Ps. 3.4 billion in 2006 to Ps. 2.6 billion in 2007, primarily due to a 68.7% decrease in the sales volume of benzene and ethylene exports. This decrease was primarily due to (i) in the case of ethylene, the end of the obligation to fulfill export deliveries, and (ii) in the case of benzene, the styrene plant (which uses benzene for its production process) being partially out of operation. In dollar terms, export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 24.6% in 2007, from U.S. $288.5 million in 2006 to U.S. $217.4 million in 2007.

Services Income

In 2006 and 2007, services income amounted to Ps. 1.1 billion. Services income relates, mainly, to revenues obtained by Kot Insurance Ltd, from reinsurance premiums. There was no meaningful change of services income in 2007 compared to 2006.

Other Revenues, net

Other revenues, net, increased by 35.6%, from Ps. 61.2 billion in 2006 to Ps. 83.0 billion in 2007, primarily due to an increase in revenues resulting from the application of the negative rate of the IEPS tax in 2007.

Costs of Sales and General Expenses

Costs of sales, transportation, distribution expenses and administrative expenses increased by 9.3%, from Ps. 499.2 billion in 2006 to Ps. 545.6 billion in 2007. This increase was mainly due to greater product purchases, principally petroleum products such as gasoline, diesel and liquefied gas, and an increase in the charges to income associated with labor obligations, partially offset by a decrease in PEMEX subsidiary companies’ cost of sales and the inventory products favorable fluctuation.

Due to existing price controls imposed by the Mexican Government on gasoline, diesel and LPG products sold in the domestic market, in 2007 PEMEX was not able to pass on all of the increases in the prices of our product purchases to our retail customers in Mexico.

Comprehensive Financing Result

Under Mexican FRS, comprehensive financing result reflects interest income (including gains and losses on certain derivative instruments), interest expense, foreign exchange gain or loss and the gain or loss attributable to the effects of inflation on monetary liabilities and assets. A substantial portion of PEMEX indebtedness (77.8% at December 31, 2007) is denominated in foreign currencies, so a depreciation of the peso results in foreign exchange loss and higher interest expense in peso terms.

In 2007, comprehensive financing result improved by 15.9%, from a loss of Ps. 23.8 billion in 2006 to a loss of Ps. 20.0 billion in 2007, primarily as a result of the following:

Financial cost – (net). The decrease of Ps. 4.7 billion in financial cost was mainly due to a net gain of Ps. 5.9 billion resulting from foreign currency embedded derivatives. This effect was partially offset by the cost generated by the repurchase of certain debt instruments and to the increase of the non-capitalized interests of the Master Trust.

Exchange rate loss. The decrease of Ps. 1.1 billion in exchange rate loss, from a loss of Ps. 2.5 billion in 2006 to a loss of Ps. 1.4 billion in 2007, was primarily a result of the smaller peso depreciation against the U.S. dollar in 2007, as compared to 2006. The peso/dollar exchange rate appreciated by 0.1% in dollar terms from January 1 to December 31, 2007, from 10.8810 to 10.8662, while in 2006, the exchange rate depreciated by 1.0%, from 10.7777 to 10.8810.

Monetary position result. The decrease of Ps. 2.0 billion in monetary gain was primarily due to the fact that the inflation in 2007 (3.7590%) was less than inflation in 2006 (4.0533%).

Taxes and Duties

Hydrocarbon extraction duties and other duties and taxes (including the IEPS tax) increased by 12.0%, from Ps. 604.8 billion in 2006 to Ps. 677.3 billion in 2007, largely due to the increase of the hydrocarbon extraction duty, from Ps. 587.0 billion in 2006 to Ps. 663.1 billion in 2007. This increase was partially offset by a reduction of the excess gains duties and of the hydrocarbon income tax. In 2007, duties and taxes represented 59.6% of total sales and in 2006, they represented 54.8% of total sales, because PEMEX’s effective rate of taxes and duties rises as oil prices increase.

Net Income/(Loss)

In 2007, PEMEX had a loss of Ps. 18.3 billion from Ps. 1,136.0 billion in total revenues, as compared to net income of Ps. 47.0 billion from Ps. 1,103.5 billion in total revenues in 2006. This change resulted from the various factors described above.

Liquidity and Capital Resources

A number of our financing agreements contain restrictions on (a) PEMEX’s ability to create liens on its assets to secure external indebtedness, subject to certain exceptions, (b) PEMEX’s ability to enter into forward sales of crude oil or natural gas, receivables financings and advance payment arrangements, subject to certain baskets, and (c) PEMEX’s ability to merge or consolidate with other entities or sell all or substantially all of its assets. In addition, a number of our financing agreements, including the 2018 Notes, contain events of default, including an event of default if the Mexican Government ceases to control Petróleos Mexicanos or Petróleos Mexicanos or any of the Subsidiary Guarantors ceases to have the exclusive right and authority to develop the petroleum industry on behalf of Mexico. At April 30, 2008, PEMEX was not in default on any of its financing agreements.

The Master Trust

PEMEX makes decisions to draw-down funds under PIDIREGAS-related financings on the basis of the short-term obligations of the Master Trust under PIDIREGAS contracts. The Master Trust invests any excess liquidity in short-term investments, including interest-bearing deposits at Banco de México and other foreign banks.

At December 31, 2007, cash and cash equivalents of the Master Trust totaled U.S. $1.8 billion, its total assets were U.S. $52.2 billion, its long-term indebtedness totaled U.S. $44.3 billion, its short-term indebtedness (including interest payable of U.S. $0.40 billion) totaled U.S. $6.2 billion and its other liabilities totaled U.S. $1.6 billion (including accounts payable to contractors of U.S. $1.2 billion and other accounts payable of U.S. $0.4 billion), of which short-term liabilities totaled U.S. $7.8 billion.

At March 31, 2008, cash and cash equivalents of the Master Trust totaled U.S. $2.1 billion, its total assets were U.S. $54.4 billion, its long-term indebtedness totaled U.S. $47.6 billion, its short-term indebtedness (including interest payable of U.S. $0.5 billion) totaled U.S. $5.3 billion and its other liabilities totaled U.S. $1.0 billion (including accounts payable to contractors of U.S. $0.8 billion and other accounts payable of U.S. $0.22 billion) of which short-term liabilities totaled U.S. $6.3 billion.

The assets of the Master Trust consist primarily of the funds it receives through various PIDIREGAS financings incurred directly or indirectly by the Master Trust, earnings from the short-term investment of its excess liquidity and its rights to receive payment from PEMEX and the Subsidiary Guarantors.

Future amortization of the Master Trust’s outstanding indebtedness of U.S. $52.4 billion at March 31, 2008 is scheduled as follows:

Issuer

Indebtedness Amortization Schedule

Maturities

2008	2009		2010		2011		2012		Over 5 years		Total
(in millions of U.S. dollars)
U.S.$2,179.8	U.S.$	6,040.3	U.S.$	4,492.7	U.S.$	3,809.7	U.S.$	7,117.1	U.S.$	28,805.6	U.S.$	52,445.3

Financing Activities

2008 Financing Activities. During the period from January 1 to May 1, 2008, the Master Trust obtained U.S. $268.4 million in nominal terms in loans from export credit agencies for use in financing PIDIREGAS. In addition, PEMEX participated in the following activities:

On January 16, 2008, the Master Trust issued, through an inter-company private placement, U.S. $2,000,000,000 of its Floating Rate Notes due in 2015; the notes were issued under the Pemex Project Funding Master Trust’s Medium-Term Note Program, Series A; all of the notes were purchased by Petróleos Mexicanos.

On February 7, 2008, Fideicomiso F/163 issued, through a private placement in Mexico, Ps. 10,000,000,000 of notes due in 2013; the notes bear interest at the 91-day Cetes rate plus 34 basis points; the notes are guaranteed by Petróleos Mexicanos and the Subsidiary Guarantors.

On February 15, 2008, the Master Trust issued, through an inter-company private placement, U.S. $1,500,000,000 of Floating Rate Notes due in 2017, under its Medium-Term Note Program, Series A; all of the notes were purchased by Petróleos Mexicanos.

On February 29, 2008, Petróleos Mexicanos borrowed U.S.$1,000,000,000 from its syndicated revolving facility of U.S.$2,500,000,000 entered into with a group of financial institutions on September 14, 2007. Under this agreement, borrowings may be made by either the Master Trust or Petróleos Mexicanos. Borrowings by the Master Trust are guaranteed by Petróleos Mexicanos and the Subsidiary Guarantors.

On March 28, 2008, Petróleos Mexicanos obtained, in the Mexican domestic market, a bank loan for a total of Ps. 10,000,000,000 at the 28-day TIIE rate plus 12 basis points; the loan matures in December 2008 and is guaranteed by the Subsidiary Guarantors.

On March 28, 2008, Petróleos Mexicanos obtained, in the Mexican domestic market, a bank loan for a total of Ps. 4,000,000,000 at TIIE 28 days plus 0 basis points, due in June 2008; the loan is guaranteed by the Subsidiary Guarantors.

On March 28, 2008, Petróleos Mexicanos obtained, in the Mexican domestic market, a bank loan for a total of Ps. 3,500,000,000 at the 28-day TIIE rate plus 0.075%; the loan matures in December 2008; the loan is guaranteed by the Subsidiary Guarantors.

On May 13, 2008, the Master Trust issued, through an inter-company private placement, U.S. $500,000,000 of Floating Rate Notes due in 2021, under its Medium-Term Note Program, Series A; all of the notes were purchased by Petróleos Mexicanos.

On May 19, 2008, the Master Trust issued, through an inter-company private placement, U.S. $500,000,000 of Floating Rate Notes due in 2021, under its Medium-Term Note Program, Series A; all of the notes were purchased by Petróleos Mexicanos.

The inter-company private placements described above did not increase PEMEX’s consolidated net indebtedness.

2007 Financing Activities. During the period from January 1 to December 31, 2007, PEMEX obtained U.S. $7.3 million in nominal terms in loans from export credit agencies and the Master Trust obtained U.S. $1,002.6 million in nominal terms in loans from export credit agencies for use in financing PIDIREGAS. In addition, PEMEX participated in the following activities:

The Master Trust issued, through inter-company private placements, nine series of floating rate notes under its Medium-Term Note Program, Series A; all of the notes were purchased by Petróleos Mexicanos; the details of each series are described below:

Issue Date	Principal Amount		Maturity Date
February 2, 2007	U.S. $	2,000,000,000	December 17, 2012
March 16, 2007	U.S. $	2,500,000,000	December 16, 2016
May 4, 2007	U.S. $	1,500,000,000	December 15, 2014
June 22, 2007	U.S. $	2,000,000,000	December 15, 2020
July 27, 2007	U.S. $	1,000,000,000	December 15, 2023
August 24, 2007	U.S. $	1,000,000,000	December 15, 2023
October 12, 2007	U.S. $	1,000,000,000	December 15, 2017
October 26, 2007	U.S. $	1,000,000,000	December 15, 2017
November 26, 2007	U.S. $	1,697,000,000	December 15, 2015

On December 13, 2007, Fideicomiso F/163 issued, through an inter-company private placement, Ps. 10,000,000,000 of floating rate debt securities due in 2013, all of which were purchased by Petróleos Mexicanos.

The intercompany private placements described above did not increase PEMEX’s consolidated net indebtedness.

On October 18, 2007, the Master Trust utilized the full amount of its syndicated revolving credit facility of U.S. $2,500,000,000 entered into on September 7, 2007; under this agreement, borrowings may be made by either the Master Trust or PEMEX; the facility bears interest at a rate per annum of London Interbank Offered Rate (“LIBOR”) plus 0.20% (tranche A) and 0.25% (tranche B); the facility matures in 2010 and 2012 and each of the tranches can be extended twice for a period of one year. This facility replaced the two previous syndicated revolving credit facilities, each in the amount of U.S. $1,250,000,000. Borrowings by the Master Trust under the facility are guaranteed by Petróleos Mexicanos and the Subsidiary Guarantors.

On October 22, 2007, the Master Trust issued U.S. $1,500,000,000 of 5.75% Notes due 2018 and U.S. $500,000,000 of 6.625% Bonds due 2035 under its Medium-Term Note Program, Series A; the notes and bonds are guaranteed by Petróleos Mexicanos and the Subsidiary Guarantors.

During the second quarter of 2007, the Master Trust repurchased in the open market a certain amount of its outstanding U.S. dollar-denominated debt securities with maturities between 2008 and 2027, as well as a certain amount of its U.S. dollar-denominated perpetual notes. The total principal amount repurchased was equal to U.S. $1,139.7 million in the aggregate. The table below sets forth the results of the open market transactions:

Title of Purchased Securities	ISIN	Aggregate Principal Amount Outstanding before Repurchases		Aggregate Principal Amount Repurchased in Open Market Transactions		Aggregate Principal Amount Outstanding after Repurchases
8.50% Notes due 2008	US706451AA95	U.S.$	984,674,000	U.S.$	54,595,000	U.S.$	930,079,000
6.125% Notes due 2008	US70645KAK51		33,742,000		9,911,000		23,831,000
6.125% Notes due 2008	US706451AM34		716,258,000		6,414,000		709,844,000
9.375% Notes due 2008	US706451BA86		487,600,000		18,999,000		468,601,000
7.875% Notes due 2009	US706451AE18		995,449,000		87,846,000		907,603,000
Floating Rate Notes due 2009	USU70577AG35		424,550,000		40,000,000		384,550,000
Floating Rate Notes due 2010	USU70577AJ73		847,676,000		95,505,000		752,171,000
Floating Rate Notes due 2010	US706451AP64		652,324,000		8,000,000		644,324,000
9.125% Notes due 2010	US706451AB78		998,206,000		70,382,000		927,824,000
8.000% Notes due 2011	US706451AF82		743,614,000		12,566,000		731,048,000
Floating Rate Notes due 2012	US70645KAR05		496,410,000		62,859,000		433,551,000
7.375% Notes due 2014	US706451AH49		1,747,650,000		196,591,000		1,551,059,000
5.750% Notes due 2015	US706451BF73		1,749,457,000		28,510,000		1,720,947,000
9.250% Notes due 2018	US706451BB69		339,915,000		5,000,000		334,915,000
8.625% Notes due 2022	US706451AG65		969,990,000		215,756,000		754,234,000
9.500% Notes due 2027	US706451BD26		790,497,000		217,164,000		573,333,000
7.75% Perpetual Notes	XS0201926663		1,750,000,000		9,598,000		1,740,402,000

On October 10, 2007, the Master Trust launched two sets of tender offers. In the first, the Master Trust offered to purchase for cash any and all of the outstanding principal amounts of certain debt securities issued by the Master Trust (the “Any and All Tender Offers”). The Master Trust purchased the following securities in its Any and All Tender Offers, which closed in October 2007.

Series of Securities	ISIN	Outstanding Principal Amount Before Tender Offers		Aggregate Principal Amount Tendered and Not Withdrawn		Aggregate Principal Amount Outstanding After Tender Offers
5.750% Notes due 2015	US706451BF73	U.S.$	1,720,947,000	U.S.$	1,486,575,000	U.S.$	234,372,000
7.375% Notes due 2014	US706451AH49		1,551,059,000		1,188,064,000		362,995,000
7.375% Notes due 2014	US70645KAM18		210,000		210,000		0
8.000% Notes due 2011	US706451AF82		731,048,000		548,874,000		182,174,000
8.000% Notes due 2011	US70645KAE91		6,386,000		820,000		5,566,000
8.625% Bonds due 2022	US706451AG65		754,234,000		593,989,000		160,245,000
8.625% Bonds due 2022	US70645JAH59		20,000,000		20,000,000		0
8.625% Bonds due 2022	US70645KAH23		10,010,000		10,010,000		0
8.625% Guaranteed Bonds due 2023	US706451BC43		225,395,000		118,888,000		106,507,000
8.625% Guaranteed Bonds due 2023	US70577AR99		109,000		109,000		0
9 1/4% Guaranteed Bonds due 2018	US706451BB69		334,915,000		227,806,000		107,109,000
9 1/4% Guaranteed Bonds due 2018	USU70577AQ17		457,000		350,000		107,000
9.50% Guaranteed Bonds due 2027	US706451BD26		573,333,000		354,116,000		219,217,000
9.50% Guaranteed Bonds due 2027	US706451AW16		385,000		100,000		285,000
9.50% Guaranteed Bonds due 2027	USU70577A572		6,440,000		150,000		6,290,000

In a second tender offer, the Master Trust offered to purchase for cash a portion of the outstanding principal amounts of certain debt securities issued by the Master Trust (the “Partial Tender Offers”), on the terms and subject to the conditions set forth in its offer to purchase dated October 10, 2007 and the accompanying letter of transmittal. The Master Trust purchased the following securities in its Partial Tender Offers in November 2007.

Series of Securities	ISIN	Outstanding Principal Amount Before Tender Offers		Aggregate Principal Amount Tendered and Not Withdrawn		Final Principal Purchase Amount		Final Factor	Aggregate Principal Amount Outstanding After Tender Offers
8.50% Notes due 2008	US706451AA95	U.S.$	930,079,000	U.S.$	585,957,000	U.S.$	113,084,000	19.4226%	U.S.$	816,995,000
	US70645JAC62		30,000		30,000		10,000			20,000
	US70645KAC36		15,296,000		958,000		180,000			15,116,000
6.125% Notes due 2008	US706541AM34		709,933,000		438,750,000		423,533,000	96.5586%		286,400,000
	US70645KAK51		23,742,000		16,932,000		16,342,000			7,400,000
9.375% Guaranteed Notes due 2008	US706541BA86		468,601,000		350,928,000		173,826,000	49.5679%		294,775,000
	USU70577AP34		5,267,000		2,123,000		1,049,000			4,218,000
7.875% Notes due 2009	US70645JAK88		907,603,000		578,202,000		109,876,000	18.9736%		797,727,000
	US70645KAG40		4,451,000		1,550,000		293,000			4,158,000
9.125% Notes due 2010	US706451AB78		927,824,000		477,445,000		374,969,000	78.7345%		552,855,000
	US70645KAB52		1,594,000		140,000		110,000			1,484,000

The open market purchases and tender offers described above were part of PEMEX’s ongoing efforts to manage its external liabilities.

Financing Activities of Pemex Finance, Ltd.

Commencing on December 1, 1998, PEMEX, Pemex-Exploration and Production, P.M.I Comercio International, S.A. de C.V., or PMI, and P.M.I. Services, B.V. have entered into several agreements with Pemex Finance, Ltd. Under these contracts, Pemex Finance, Ltd. purchases certain existing PMI accounts receivable for crude oil as well as certain accounts receivable to be generated in the future by PMI related to crude oil. The receivables sold are those generated by the sale of Maya crude oil to designated customers in the United States, Canada and Aruba. The net proceeds obtained by Pemex-Exploration and Production from the sale of such receivables under the agreements are utilized for PIDIREGAS expenditures. Pemex Finance, Ltd. obtains resources for the acquisition of such accounts receivable through the placement of debt instruments in the international markets.

As of December 31, 2007, the outstanding debt of Pemex Finance, Ltd. was composed of U.S. $1.53 billion aggregate principal amount of notes with maturities ranging from 2008 to 2018 and interest rates ranging between 8.875% and 10.61%, as well as two series of floating rate notes.

2008 Financing Activities. On each of February 15 and May 15, 2008, Pemex Finance, Ltd. made payments of U.S. $83.3 million in principal of its notes. Pemex Finance, Ltd. has not incurred any additional indebtedness during 2008.

2007 Financing Activities. During 2007, Pemex Finance, Ltd. made payments of U.S. $387.0 million in principal on its notes. Pemex Finance, Ltd. did not incur any additional indebtedness during 2007.

Funds from Operating, Financing and Investing Activities

During 2007, under Mexican FRS, net funds provided by operating activities were Ps. 217.0 billion, a 33.0% increase from Ps. 163.1 billion provided in 2006. Funds from net loss, which were Ps. 18.3 billion in 2007, (as contrasted with a net income of Ps. 47.0 billion in 2006) plus items that did not require cash outlays totaled Ps. 147.1 billion in 2007, as compared to Ps. 198.8 billion in 2006. Reductions in net indebtedness and payments of pensions, seniority benefits and other post retirement obligations resulted in a net outflow of funds totaling Ps. 106.7 billion in 2007, as contrasted with Ps. 25.5 billion of funds provided by financing activities in 2006. During 2007, PEMEX applied net funds of Ps. 129.2 billion for net investments at cost in fixed assets (Ps. 134.7 billion of new investments and capitalized interest, Ps. 4.5 billion of other inflation effects, less Ps. 10.0 billion in dispositions of fixed assets), and Ps. 11.2 billion in equity investments, as compared to Ps. 109.1 billion for net investments at cost in fixed assets (Ps. 104.6 billion of new investments and capitalized interest, Ps. 7.8 billion of other inflation effects, less Ps. 3.2 billion in dispositions of fixed assets) in 2006 and Ps. 48.7 billion in equity investments.

At December 31, 2007, PEMEX’s cash and cash equivalents totaled Ps. 171.0 billion, as compared to Ps. 195.8 billion at December 31, 2006. Based on past experience, PEMEX expects to generate sufficient working capital through:

•	cash flow generated from operations;

•	the issuance of certificados bursátiles (peso-denominated publicly-traded notes) in the domestic market;

•	the issuance of other debt securities in the international capital markets;

•	the renewal of existing and the entering into of new lines of credit from international and local commercial banks; and

•	other additional financing activities.

On September 7, 2007, PEMEX established a new syndicated revolving credit facility for U.S.$2,500 million. As of December 31, 2007, the outstanding balance of this facility used by the Master Trust was U.S. $2,500 million and as of March 31, 2008, the outstanding balance of this facility was U.S. $1,500 million used by the Master Trust and U.S. $1,000 million used by Petróleos Mexicanos.

Indebtedness

The following table sets forth the analysis of PEMEX’s total indebtedness as of December 31, 2007 based on short- and long-term debt and fixed or floating rates:

	In millions of U.S. dollars
Short-term debt
Lines of credit with variable interest rates established under committed credit facilities with various international commercial banks	U.S.$	4,377
Lines of credit with fixed interest rates		2,614

Total short-term debt	U.S.$	6,991

Long-term debt
Instruments with fixed annual interest rates ranging from 3.23% to 10.61% and maturities ranging from 2008 to 2035	U.S.$	20,932

Variable rate instruments
Drawings under lines of credit based on LIBOR and other variable rates with maturities ranging from 2008 to 2018	U.S.$	10,651
Floating rate notes with maturities ranging from 2008 to 2014		7,513

Total variable rate instruments		18,164

Total long-term debt	U.S.$	39,096

Total indebtedness(1)	U.S.$	46,087

(1)	Excludes accrued interest and includes notes payable to contractors.

As of March 31, 2008, PEMEX’s total indebtedness was U.S. $47,350 million, U.S. $38,841 million of which was long-term debt and U.S. $8,509 million of which was short-term debt. 49.0% of PEMEX’s total indebtedness as of March 31, 2008 accrues interest at variable rates.

The portion of our total debt at December 31, 2007 corresponding to borrowings of the Master Trust and the Fideicomiso F/163 was U.S. $41.1 billion, composed as follows:

	In millions of U.S. dollars
Master Trust
Long-term debt
Instruments with fixed annual interest rates ranging from 3.23% to 9.5% maturities ranging from 2008 to 2035	U.S.$	14,592
Drawings under lines of credit based on LIBOR and other variable rates maturities ranging from 2008 to 2018		9,528
Floating rate notes with maturities ranging from 2008 to 2012		2,543
Obligation to Pemex-Exploration and Production in respect of funds allocated to the Master Trust relating to the sale of accounts receivables by PMI to Pemex Finance, Ltd.(1)		1,166
Intercompany private placements at fixed rate(2)
Intercompany private placements at variable rate(2)		16,697

Short-term debt
Lines of credit with variable interest rates established under committed credit facilities with various international commercial banks	U.S.$	3,676
Lines of credit with fixed interest rates		1,779
Obligation to Pemex-Exploration and Production in respect of funds allocated to the Master Trust relating to the sale of accounts receivable by PMI to Pemex Finance, Ltd.(1)		325
Total Master Trust’s indebtedness		50,306

Total Master Trust’s Intercompany debt		18,188

Total Consolidated borrowings of the Master Trust		32,118

Fideicomiso F/163
Long-term debt
Instruments with fixed annual interest rates ranging from 8.38% to 11% and maturities ranging from 2008 to 2019	U.S.$	2,937
Drawings under lines of credit based on LIBOR and other variable rates and maturities ranging from 2008 to 2014		5,655
Intercompany private placements at floating rates(2)		2,945

Short-term debt
Lines of credit with variable interest rates established under committed credit facilities with various national commercial banks	U.S.$	309
Lines of credit with fixed interest rates		95
Total Fideicomiso F/163’s indebtedness		11,941

Total Fideicomiso F/163’s Intercompany debt		2,945

Total Consolidated borrowings of the Fideicomiso F/163	U.S.$	8,996

Total Intercompany debt	U.S.$	21,133

Total Consolidated Indebtedness of Pemex Project Funding Master Trust and Fideicomiso F/163(3)	U.S.$	41,114

Note: Numbers may not total due to rounding.

(1)	This amount is not reflected in our consolidated financial statements due to the offsetting effects of the consolidation of the results of Pemex-Exploration and Production, the Master Trust and Pemex Finance, Ltd. (i.e., the effects of intercompany indebtedness are eliminated).
(2)	Intercompany private placements do not increase PEMEX’s total indebtedness, since their balances are eliminated in the consolidation.
(3)	Excludes accrued interest and notes payable to contractors.

The table below sets forth PEMEX’s total indebtedness as of December 31 for each of the five years from 2003 to 2007.

Total Indebtedness of PEMEX

	Year Ended December 31, (1)
	2003		2004		2005		2006		2007
	(in millions of U.S. dollars)(3)
Domestic Debt in Various Currencies(3)	U.S.$	2,900	U.S.$	6,530	U.S.$	10,416	U.S.$	10,885	U.S.$	9,227
External Debt(4)
MYRA(5)	U.S.$	153	U.S.$	77	U.S.$	38		—
Other direct bank loans(6)		2,769		1,789		1,186		686		3,013
Securities
Bonds(7)		16,285		22,133		25,931		27,583		20,766
Commercial paper		432		—		—		—		—

Total securities		16,717		22,133		25,931		27,583		20,766
Trade financing(8)
Acceptance lines		540		—		—		—		—
Advances from commercial banks(9)		3,323		2,409		4,370		4,310		4,250

Total trade financing		3,863		2,409		4,370		4,310		4,250
Purchasing loans(10)		387		366		309		257		171
Financial leases		254		197		153		70		—
Export credit agency loans (project finance)(11)		4,636		5,471		6,322		7,439		7,434
Notes payable to contractors		1,195		1,186		1,068		952		1,227

Total external debt	U.S.$	29,974	U.S.$	33,628	U.S.$	39,377	U.S.$	41,297	U.S.$	36,861

Total Indebtedness(2)	U.S.$	32,874	U.S.$	40,158	U.S.$	49,793	U.S.$	52,183	U.S.$	46,087

Note: Numbers may not total due to rounding.

(1)	Figures do not include accrued interest. Accrued interest was U.S. $459 million, U.S. $231 million, U.S. $95 million, U.S. $139 million and U.S.$ 5.4 million at December 31, 2003, 2004, 2005, 2006 and 2007, respectively.
(2)	Includes U.S. $22.5 billion, U.S. $26.0 billion, U.S. $32.9 billion, U.S. $35.5 billion and U.S. $ 32.1 of indebtedness of the Master Trust as of December 31, 2003, 2004, 2005, 2006 and 2007, respectively, and U.S. $1.4 billion, U.S. $5.5 billion, U.S. $9.9 billion, U.S. $10.6 billion and U.S. $ 8.9 billion of indebtedness of Fideicomiso F/163 as of December 31, 2003, 2004, 2005, 2006 and 2007, respectively.
(3)	Indebtedness payable in currencies other than U.S. dollars was first converted into pesos for accounting purposes at the exchange rates set by Banco de México and then converted from pesos to U.S. dollars at the following exchange rates: Ps. 11.236 = U.S. $1.00 for 2003, Ps. 11.2648 = U.S. $1.00 for 2004, Ps. 10.7777 = U.S. $1.00 for 2005, Ps. 10.8810 = U.S. $1.00 for 2006 and Ps. 10.8662 = U.S. $1.00 for 2007. See Notes 4 and 10 to our consolidated financial statements included herein.
(4)	Indebtedness payable other than in pesos and owed to persons or institutions having its head office or chief place of business outside Mexico, and payable outside the territory of Mexico.
(5)	Multi-Year Restructuring Agreement.
(6)	Includes U.S. $2.5 billion of revolving credit in 2007.
(7)	Includes, in 2004, 2005, 2006 and 2007, issuance by RepCon Lux, S.A. of U.S. $1.37 billion of its 4.5% Guaranteed Exchangeable Bonds due 2011 and in 2005, 2006 and 2007, U.S. $2.3 billion, U.S. $1.9 billion and U.S. $ 1.5 billion, respectively, of bonds issued by Pemex Finance, Ltd. See “—Financing Activities of Pemex Finance, Ltd.”
(8)	To finance external trade of crude oil and derivatives.
(9)	Includes indebtedness of the Master Trust in trade financing advances from commercial banks of U.S. $3.2 billion as of December 31, 2003, U.S. $2.4 billion as of December 31, 2004, U.S. $4.4 billion as of December 31, 2005, U.S. $4.3 billion as of December 31, 2006 and U.S. $ 4.25 billion as of December 31, 2007.
(10)	To finance imports of equipment and spare parts.
(11)	Includes U.S. $4,529 million, U.S. $5,428 million, U.S. $6,285 million, U.S. $7,409 million and U.S.$ 7,411 million of indebtedness of the Master Trust as of December 31, 2003, 2004, 2005, 2006 and 2007, respectively.

Source: Petróleos Mexicanos.

Capital Expenditures and Investments

Overview

PEMEX must make significant capital expenditures to maintain its current production levels and increase Mexico’s hydrocarbon reserves, which have declined in recent years. PEMEX funds its annual budget (not including its long-term productive infrastructure projects, referred to as PIDIREGAS) through revenue generated by PEMEX’s own operations and financing activities. Capital expenditures are undertaken by PEMEX and the subsidiary entities. Capital expenditures and operating expenses must be authorized in PEMEX’s annual budget, which is approved by the Mexican Congress. PIDIREGAS are long-term productive infrastructure projects funded through financing activities of the Master Trust and the Fideicomiso F/163 or directly by a contractor and must also be authorized in a budget approved by the Mexican Congress. Thus, each year, PEMEX submits proposals to and negotiates with the Mexican Government regarding how PEMEX’s after-tax funds should be allocated. Mexican Government budget cuts, reductions in PEMEX’s income and inability to obtain financing may limit PEMEX’s ability to make capital expenditures. See “Risk Factors—Risks Factors Related to the Operation of PEMEX— PEMEX must make significant capital expenditures to maintain its current production levels and increase Mexico’s hydrocarbon reserves. Mexican Government budget cuts, reductions in PEMEX’s income and inability to obtain financing may limit PEMEX’s ability to make capital expenditures” in the Offering Circular.

PIDIREGAS. An important component of PEMEX’s capital expenditures are PIDIREGAS. Because of federal budgetary constraints, the Mexican Government has sought private sector participation in the building and financing of PIDIREGAS. The Mexican Government approves the designation of certain infrastructure projects as PIDIREGAS. This designation means that these projects are treated as off-balance sheet items for annual budgetary purposes and under governmental standards, until delivery of the completed project to PEMEX or until PEMEX’s payment obligations begin under the contract. For Mexican FRS purposes, all PIDIREGAS financings and assets are included in PEMEX’s balance sheet.

In recent years, PIDIREGAS have represented a significant portion of PEMEX’s total annual capital expenditures. PIDIREGAS capital expenditures alone totaled, in nominal terms, Ps. 124.3 billion in 2007 (83.6% of PEMEX’s total capital expenditures), Ps. 106.1 billion in 2006 (86.5% of its total capital expenditures) and Ps. 86.6 billion in 2005 (82.8% of its total capital expenditures). For 2008, PEMEX has budgeted, in nominal terms, Ps. 130.8 billion for PIDIREGAS capital expenditures (or approximately 84.3% of its total budgeted capital expenditures).

The following table sets forth PEMEX’s capital expenditures for PIDIREGAS for the five years ended December 31, 2007, and the budget for such expenditures for 2008.

PIDIREGAS Expenditures

	Year ended December 31, (1) (2)
	2003		2004		2005		2006		2007		Budget 2008(3)
	(millions of nominal pesos)										(millions of constant 2008 pesos)
Pemex-Exploration and Production	Ps.	79,435	Ps.	109,638	Ps.	101,823	Ps.	121,929	Ps.	141,769	Ps.	174,962
Pemex-Refining		14,134		445		2,459		7,861		8,855		9,282
Pemex-Gas and Basic Petrochemicals		1,105		537		1,270		477		1,696		1,529
Pemex-Petrochemicals		—		—		—		—		217		748
Total PIDIREGAS		94,674		110,620		105,552		130,267		152,538		186,520
Maintenance by Pemex-Exploration and Production included in PIDIREGAS Expenditures(4)		21,749		19,802		18,942		24,209		28,227		55,675

Total PIDIREGAS Capital Expenditures	Ps.	72,925	Ps.	90,818	Ps.	86,610	Ps.	106,058	Ps.	124,311	Ps.	130,845

Note: Numbers may not total due to rounding.

(1)	Includes capitalized interest during construction period.
(2)	Amounts based on cash basis method of accounting.
(3)	Approved budget.
(4)	Maintenance expenditures are not capitalized in accordance with Mexican FRS.

Source: Petróleos Mexicanos.

The following table sets forth PEMEX’s approved capital expenditures budget for PIDIREGAS projects for 2008 through 2011.

PIDIREGAS Approved Budget Expenditures

	Year ended December 31, (1)(2)
	2008		2009		2010		2011
	(millions of constant 2008 pesos)
Pemex-Exploration and Production	Ps.	174,962	Ps.	155,951	Ps.	147,171	Ps.	131,375
Pemex-Refining		9,282		13,584		31,792		12,768
Pemex-Gas and Basic Petrochemicals		1,529		92		—		—
Pemex-Petrochemicals		748		1,631		3,015		1,405
Total PIDIREGAS Expenditures Budget		186,520		171,259		181,979		145,548
Maintenance by Pemex-Exploration and Production included in PIDIREGAS Expenditures Budget(3)		55,675		35,308		33,348		29,807

Total PIDIREGAS Capital Expenditures Budget	Ps.	130,845	Ps.	135,951	Ps.	148,631	Ps.	115,741

Note: Numbers may not total due to rounding.

(1)	Amounts based on cash basis method of accounting.
(2)	Includes capitalized interest during the construction period.
(3)	Maintenance expenditures are not capitalized in accordance with Mexican FRS.

Source: Petróleos Mexicanos.

Non-PIDIREGAS Capital Expenditures. In addition to the Ps. 124.3 billion spent on PIDIREGAS in 2007, in nominal terms PEMEX spent Ps. 12.6 billion in 2007 on other capital expenditures excluding PIDIREGAS (which PEMEX refers to as non-PIDIREGAS capital expenditures), which represents a 24.1% decrease from the Ps. 16.6 billion in nominal terms of non-PIDIREGAS capital expenditures in 2006. Of the Ps. 12.6 billion in non-PIDIREGAS capital expenditures during 2007, PEMEX allocated Ps. 2.0 billion (or 15.9% of total non-PIDIREGAS capital expenditures) to exploration and production programs.

PEMEX has budgeted a total of Ps. 24.3 billion in nominal terms for non-PIDIREGAS capital expenditures in 2008. PEMEX expects to direct Ps. 2.7 billion (or 11.1% of total non-PIDIREGAS capital expenditures) to exploration and production programs in 2008. In addition to PEMEX’s budgeted capital expenditures, the Mexican Congress allocates money in PEMEX’s budget to make principal payments on PEMEX’s PIDIREGAS debt. These payments are expected to total Ps. 48.6 billion in 2008. The amounts allocated by the Mexican Congress to make payments on PEMEX’s PIDIREGAS debt are not included in any of the tables or discussions of capital expenditures herein, as these amounts do not reflect actual capital expenditures.

PEMEX’s non-PIDIREGAS capital expenditures for the five years ended December 31, 2007 and budgeted for 2008 and 2009 were distributed and budgeted among the subsidiary entities as follows:

Non-PIDIREGAS Capital Expenditures(1)

	Year ended December 31,
	2003		2004		2005		2006		2007		Budget 2008 (2)(3)		Budget 2009 (4)
	(millions of nominal pesos)
Pemex-Exploration and Production(5)	Ps.	3,305	Ps.	957	Ps.	7,566	Ps.	4,631	Ps.	2,021	Ps.	2,705	Ps.	524
Pemex-Refining		5,744		4,647		6,542		7,369		7,124		12,564		15,826
Pemex-Gas and Basic Petrochemicals		2,148		1,961		1,936		2,845		2,308		5,097		4,869
Pemex-Petrochemicals		1,627		1,598		1,530		1,426		922		3,057		3,863
Petróleos Mexicanos		549		343		388		349		227		896		981

Total Non-PIDIREGAS Capital Expenditures	Ps.	13,373	Ps.	9,506	Ps.	17,962	Ps.	16,619	Ps.	12,602	Ps.	24,319	Ps.	26,063

Note: Numbers may not total due to rounding.

(1)	There are no capital expenditures at the subsidiary company level.
(2)	Amended capital budget for 2008, which includes resources provided by Article 25 of the Federal Budget Law.
(3)	The 2008 non-PIDIREGAS budget is subject to revision if our revenues increase.
(4)	Subject to approval by the Mexican Congress during the 2009 budgetary process.
(5)	Maintenance expenditures are not capitalized in accordance with Mexican FRS and, consequently, have been excluded from the Non-PIDIREGAS capital expenditures.

Source: Petróleos Mexicanos.

PEMEX expects to obtain the required approvals to increase its capital expenditures budget for the years 2009 through 2011, including PIDIREGAS and Non-PIDIREGAS expenditures, but PEMEX cannot assure you that these additional expenditures will be approved.

Commitments for Capital Expenditures and Sources of Funding

PEMEX’s current aggregate commitments for capital expenditures, including both PIDIREGAS and non-PIDIREGAS capital expenditures, total approximately Ps. 155.2 billion for 2008. PEMEX’s ability to make capital expenditures is limited by the substantial taxes and duties that it pays, and cyclical decreases in its revenues primarily related to oil prices. In addition, budget cuts imposed by the Mexican Government and the availability of financing may also limit PEMEX’s ability to make capital expenditures. See “Risk Factors—Risks Factors Related to the Operation of PEMEX— PEMEX must make significant capital expenditures to maintain its current production levels and increase Mexico’s hydrocarbon reserves. Mexican Government budget cuts, reductions in PEMEX’s income and inability to obtain financing may limit PEMEX’s ability to make capital expenditures” in the Offering Circular.

PEMEX’s current commitments for capital expenditures have increased in recent years as compared to previous years. PEMEX plans to fund these expenditures through the financing activities in which PEMEX has engaged in the past as well as new sources. PEMEX has funded and it expects to continue to fund its commitments for PIDIREGAS capital expenditures primarily through the issuance of debt securities in capital markets transactions, inter-company private placements, commercial bank syndicated loans, bilateral loans from commercial banks and guaranteed loans from export credit agencies. To a lesser extent, PEMEX may decide to use Pemex Finance, Ltd. to fund some PIDIREGAS if PEMEX considers it advisable in light of market conditions. The securities that PEMEX issues vary in tenor, amount, currency and type of interest rate. PEMEX may issue debt securities in U.S. dollars, Japanese yen, euros, pounds sterling or pesos, among others; these securities may be issued with fixed or floating rates and with maturities of one or more years including perpetual debt securities, depending on market conditions and funding requirements. Commercial bank syndicated loans may be established with single or multiple tranches with varying maturities. Bilateral loans may vary in tenor and range. See also “—Liquidity and Capital Resources — Financing Activities”.

Since 2003, PEMEX has from time to time issued debt securities denominated in pesos or certificados bursátiles (publicly-traded notes) in the domestic market. Because the domestic market has demonstrated significant growth over the past few years, PEMEX believes that this market represents a good alternative source of PIDIREGAS funding, offering competitive conditions in terms of tenor, amount and type of interest rates, and as a result PEMEX plans to continue issuing such securities in the Mexican domestic market. Additionally, we may fund some PIDIREGAS through commercial bank loans denominated in pesos.

Inter-company private placements are debt securities issued by the Master Trust or by Fideicomiso F/163 and purchased by PEMEX at prevailing market conditions. Under this program, which allows PEMEX to invest part of its cash position in debt securities for use in PIDIREGAS, PEMEX has been able to obtain significant benefits because the interest rate paid by these entities to PEMEX exceeds the average return on its cash investments. Additionally, the inter-company private placements do not increase PEMEX’s total indebtedness on a consolidated basis since they are eliminated as part of the consolidation process. PEMEX obtained all the required legal and corporate authorizations to establish this program. As described in “—Financing Activities”, as of the date of this Final Terms PEMEX has issued U.S. $4.5 billion in debt securities through inter-company private placements by the Master Trust or Fideicomiso F/163 to Petróleos Mexicanos, and it expects to issue additional securities under this program over the rest of the year.

Non-PIDIREGAS investments are funded mainly through PEMEX’s operating revenues, and, to a lesser degree, financing activities. These financing activities consist primarily of loans from export credit agencies. These loans are usually structured with maturities ranging between five and ten years.

In order to be able to carry out its planned capital expenditure program, PEMEX will need to seek financing from a variety of sources, and it cannot guarantee that it will be able to obtain financing on terms that would be acceptable to it. PEMEX’s inability to obtain additional financing could have an adverse effect on its planned capital expenditure program and result in its being required to limit or defer this program.

Business Overview

Set forth below is selected summary operating data relating to PEMEX.

	Year ended December 31,				Three months ended March 31,
	2006		2007		2007		2008
Operating Highlights
Production
Crude oil (tbpd)		3,256		3,082		3,158		2,911
Natural gas (mmcfpd)		5,356		6,058		5,816		6,586
Refined products (tbpd)		1,546		1,511		1,585		1,497
Petrochemicals(1) (mt)		10,961		11,756		2,954		3,043

Monthly average crude oil exports (tbpd)
Olmeca		231		173		225		141
Isthmus		68		41		27		37
Maya(2)		1,494		1,472		1,459		1,321

Total		1,793		1,686		1,710		1,499

Value of crude oil exports (value in millions of U.S. dollars)		34,707		37,932		7,368		11,337

Monthly average PEMEX crude oil export prices per barrel(3)
Olmeca	U.S.$	64.67	U.S.$	70.89	U.S.$	57.7	U.S.$	98.10
Isthmus		57.29		69.92		52.3		96.57
Maya		51.10		60.37		46.2		81.21
Weighted average price(4)		53.04		61.64		47.7		83.13

Monthly average West Texas Intermediate crude oil average price per barrel(5)	U.S.$	66.04	U.S.$	72.20	U.S.$	58.05	U.S.$	97.86

Notes: Numbers may not total due to rounding.

tbpd = thousands of barrels per day; mmcfpd = millions of cubic feet per day; mtpy = thousands of tons per year

(1)	Excludes ethane and butane gases.
(2)	Subject to adjustment to reflect the percentage of water in each shipment.
(3)	Average price during period indicated based on billed amounts.
(4)	On May 19, 2008 the weighted average price of PEMEX’s crude oil export mix was U.S. $106.26 per barrel.
(5)	On May 19, 2008, the West Texas Intermediate crude oil spot price was U.S. $127.07 per barrel.

Sources: Petróleos Mexicanos.

Crude oil production decreased 7.8% to 2,911 thousands of barrels per day in the first quarter of 2008 from 3,158 thousands of barrels per day in the first quarter of 2007 and decreased 5.3% to 3,082 thousands of barrels per day in 2007 from 3,256 thousands of barrels per day in 2006. These decreases are largely due to a decline in production of heavy crude oil of 9.9% and 16.7% in the Cantarell field in the first quarter of 2008 and in 2007, respectively as a result of the natural and expected decline of the Cantarell field.

Natural gas production increased 13.2% to 6,586 millions of cubic feet per day in the first quarter of 2008 from 5,816 millions of cubic feet per day in the first quarter of 2007 and increased 13.1% to 6,058 millions of cubic feet per day in 2007 from 5,356 millions of cubic feet per day in 2006. The increase in natural gas production from the first quarter of 2008 as compared to the first quarter of 2007 was a result of gas extraction from wells near the transition zone at the Cantarell project and greater volumes from the Ku-Maloob-Zaap and Crudo Ligero Marino projects, as well as from the Burgos and Veracruz projects. The increase in onshore natural gas production in 2007 as compared to 2006, was due to greater production from the Burgos Basin.

Refined products production decreased 5.6% to 1,497 thousands of barrels per day in the first quarter of 2008 from 1,585 thousands of barrels per day in the first quarter of 2007 and decreased 2.3% to 1,511 thousands of barrels per day in 2007 from 1,546 thousands of barrels per day in 2006. The decrease in refined products in the first quarter of 2008 as compared to the first quarter of 2007 was a result of a reduced whole crude oil process, due to programmed maintenance cycles in plants and due to an earthquake occurred on February 12, 2008, which affected the operation at the Salina Cruz refinery. The decrease in refined products in 2007 as compared to 2006, was a result of a decrease in the whole crude oil process in 2007, mainly due to explosions that occurred in PEMEX’s pipelines in July and September, 2007 and to adverse weather conditions.

Petrochemicals production increased 3.0% to 3,043 thousands of tons in the first quarter of 2008 from 2,954 thousands of tons in the first quarter of 2007 and increased 7.3% to 11,756 thousands of tons in 2007 from 10,961 thousands of tons in 2006. The increase in petrochemicals production in the first quarter of 2008 as compared to the first quarter of 2007 was a result of (i) an increase in ethane derivatives production, due to greater production of linear low density polyethylene because of the Swing operation, (ii) an increase in the methane derivatives production, due to greater ammonia production since there has been a greater demand for urea, and (iii) higher methanol production, which was temporarily reactivated to take advantage of favorable market conditions. The increase in petrochemicals production in 2007 as compared to 2006, was due to an increase in the production of other products and sub-products such as hexane and hydrochloric acid.

Energy reform

On April 8, 2008, Mexico’s President Calderon sent to Congress an energy reform bill. The bill is aimed at strengthening PEMEX’s managerial, financial, and operative capabilities and to allow greater private participation in the oil sector. The bill would permit PEMEX and its subsidiaries to contract third parties for refining services and would also allow the private sector to carry out the transportation, storage and distribution of petroleum products, natural gas and basic petrochemicals. The bill also contemplates that PEMEX would be able to sign contracts with third parties that contain incentives for the private sector. These incentives would depend on the performance of the third-party contractor, would have to be paid in cash, and would be established at the beginning or during the life of the contract. If approved, the bill would also affect the structure of PEMEX’s Board of Directors; four new independent professional members, appointed by the president, would join the Board. In addition, PEMEX would be able to issue “citizen bonds” with returns linked to PEMEX’s performance. We cannot currently estimate the impact that these proposed changes would have on PEMEX’s business, results of operations and financial condition.

The Mexican Congress is currently reviewing the proposed energy reform bill. We cannot assure you as to whether such bill will be passed or, if passed, what will be its final terms.

Directors, Senior Management and Employees

On December 5, 2007, the Board of Directors of Petróleos Mexicanos appointed Mr. Jorge Borja Navarrete as Corporate Director of Engineering and Project Development.

In March 2008, the SFP appointed Mr. Felipe Mellado Flores as President, and Mr. Ricardo Samaniego Breach and Mr. Fernando Vilchis Plata as members, of the Independent Audit Committee of Petróleos Mexicanos, pursuant to Mexican regulations.

Environmental Regulation

PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (“General Law on Ecological Equilibrium and Environmental Protection”). To comply with this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection, or “PROFEPA”) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of December 31, 2007 and 2006, the reserve for environmental remediation expenses totaled Ps. 2,093,440,000 and Ps. 2,398,258,000, respectively. This reserve is included in long-term liabilities in the balance sheet.

Legal Proceedings

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Such contingent liabilities are described below.

As of December 31, 2007, PEMEX was involved in various civil, tax, criminal, administrative, labor, commercial lawsuits and arbitration proceedings. The amount claimed in connection with these lawsuits totaled approximately Ps. 39.2 billion. At December 31, 2007, PEMEX had accrued a reserve of Ps. 10.5 billion for these contingent liabilities. Among these lawsuits are the following:

•

Pemex-Refining is a party to an arbitration proceeding (No. 11760/KGA) filed by CONPROCA, S.A. de C.V. (“CONPROCA”) before the International Chamber of Commerce, in which CONPROCA is seeking payment of U.S. $633.1 million related to construction and maintenance services in the Cadereyta refinery. Pemex-Refining filed a counterclaim against CONPROCA in the amount of U.S. $907.0 million (which includes value added tax). The arbitration panel notified the parties that it would issue an award on this matter on March 31, 2008. As of the date of this Final Terms, such award has not been issued. Once it is issued, a hearing on damages will be held.

•

In April 2004, Construcciones Industriales del Golfo, S.A. de C.V. filed a civil claim against Pemex-Exploration and Production (exp. 40/2004-VII), for a total amount of Ps. 15.2 million plus U.S. $219.6 million for the removal of deposits in the Salamanca refinery. On September 28, 2007, a judgment was issued in favor of Pemex-Exploration and Production. The plaintiff filed an appeal against this judgment, which was denied on January 21, 2008. The plaintiff then filed a constitutional relief known as amparo, which is still pending.

•

In December 2003, Unión de Sistemas Industriales, S.A. filed a civil claim against Pemex-Refining (exp. 202/2003), seeking Ps. 393.1 million. The trial is in the evidentiary stages; expert evidence is still pending.

•

In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R. L. de C.V. (“COMMISA”) filed an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Exploration and Production (IPC-01) for breach of a construction agreement in connection with two platforms in the Cantarell complex. On January 26, 2007, COMMISA filed its detailed claim seeking U.S. $292 million and Ps. 37.5 million and Pemex-Exploration and Production filed its detailed counterclaim seeking U.S. $125.9 million and Ps. 41.5 million. On August 10, 2007, each party filed their responses to the claim and counterclaim, respectively. On September 10, 2007, both parties filed their replies, in which COMMISA modified its claim and is, as of the date of this Final Terms, seeking U.S. $319.9 million and Ps. 37.2 million in damages. On October 10, 2007, the parties filed their rejoinders. A hearing was held during which each party presented its case to the panel and filed its evidence. On February 15, 2008, the parties filed their pleadings. The final award is expected to be issued before May 31, 2008 in accordance with a resolution issued by the ICA on February 14, 2008.

•

COMBISA S. de R.L. de C.V. (“COMBISA”) filed an arbitration proceeding before the ICA against Pemex-Exploration and Production (IPC-22) seeking U.S. $235.8 million for the alleged breach of a construction agreement in connection with three platforms in the Cantarell complex. Pemex-Exploration and Production responded to the claim and filed a counterclaim against COMBISA. On July 23, 2007, a final award was granted, pursuant to which COMBISA was ordered to pay U.S. $4.6 million and Pemex-Exploration and Production was ordered to pay U.S. $61.3 million as well as financial expenses and the corresponding value added tax. Both parties requested an additional decision to clarify the July 23 award. On November 16, 2007, the ICA modified the award such that under this additional award the total amount owed to COMBISA was corrected and Pemex-Exploration and Production was ordered to pay U.S. $61.6 million as well as financial expenses and the corresponding value added tax. The total amount owed to Pemex-Exploration and Production was ratified. On January 30, 2008, Pemex-Exploration and Production and COMBISA executed a settlement agreement under which Pemex-Exploration and Production agreed to pay U.S. $84.6 million (plus value added tax) and COMBISA agreed to pay U.S.$4.6 million (plus value added tax). This claim, which was initially for a total amount of U.S.$235.8 million, concluded with a payment of U.S.$92.0 million to COMBISA.

•

COMMISA filed a claim before the ICA against Pemex-Exploration and Production (IPC-28) seeking approximately U.S. $142.4 million and Ps. 40.2 million for, among other things, the alleged breach of a contract (PEP-O-IT-136/08) related to two vessels named Bar Protector and Castoro 10 in the Cantarell complex. Pemex-Exploration and Production filed a counterclaim. On February 11, 2008, Pemex-Exploration and Production was notified of an award under which Pemex-Exploration and Production was ordered to pay Ps. $10.9 million and U.S.$75.1 million, the associated value added tax and U.S.$200,000 for arbitration expenses. COMMISA filed a request to execute this award, which was notified to Pemex-Exploration and Production on March 24, 2008. As of this date, Pemex-Exploration and Production has not yet filed its answer to this request.

•

On December 7, 2005, a civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos Clientes o Empresas Sustitutos, A. C. against Pemex-Refining (exp. 262/2005-II) seeking approximately Ps. 1.6 billion for damages in connection with the alleged breach of a tank truck transportation agreement. On March 7, 2008, a final hearing was held in which both parties filed their allegations. A final judgment is still pending.

•

A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. against Pemex-Refining (exp. 271/2005-I) asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years in accordance with the tank truck transportation agreement mentioned in the preceding paragraph. On January 23, 2008, a final hearing was held in which both parties filed their allegations. A final judgment is still pending.

•

A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A. C. against Pemex-Refining (exp. 295/2007), seeking a judicial judgment declaring the breach of a services agreement dated March 26, 1993 and damages, among others. On October 31, 2007, Pemex-Refining was summoned and a precautionary measure was granted to the plaintiff requesting Pemex-Refining to replace tank trucks and grant the appropiate authorizations. On November 5, 2007, Pemex-Refining filed a motion stating that the court lacked jurisdiction, this motion was granted and the trial suspended. An amparo was filed by Pemex-Refining against the precautionary measure, which was accepted by the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court).

•

An amparo was filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. for the alleged violation of its constitutional rights due to the execution of development, infrastructure and manteinance works in non-associated gas fields under a public works contract (No. 414105826) and a modification of the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (the Regulatory Law to Article 27 of the Political Constitution Concerning Petroleum Affairs). The purpose of this contract is to explore for non-associated gas in the same fields where the plaintiffs have their mining concessions. The plaintiffs argue they have the right to exploit natural gas found in the fields located under their mining concessions. As of the date of this Final Terms, a final judgment is still pending. A third expert’s opinion on geology and a constitutional hearing are still pending.

•

An arbitration proceeding before the ICA was filed by Tejas Gas de Toluca, S. de R.L. de C.V. against Gas Natural México, S.A. de C.V. (“GNM”) and Pemex-Gas and Basic Petrochemicals seeking, among other things, compliance with a transportation agreement and its amendments dated February 2001 and November 2001. This agreement was entered into for the operation of the Palmillas-Toluca pipeline. In February 2008, several hearings were held in which the claims and counterclaims were presented to the arbitration panel. On February 26, 2008, the initial arbitration report was executed and a provisional arbitration calendar was agreed.

•

In connection with the claims filed by a group of Congressmen from the LIXth Legislature against Pemex-Exploration and Production related to the Financed Public Works Contracts program (“FPWC”), as of this date only one claim remains pending, because Pemex-Exploration and Production obtained favorable judgment in the other similar claims filed by these plaintiffs. The remaining claim relates to the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. (“PTD”) for the Cuervito natural gas production block before the Juzgado Noveno de Distrito en Materia Civil del Distrito Federal (Ninth Civil District Court) in Mexico City. On December 12, 2007, Pemex-Exploration and Production was summoned after an appeal filed by PTD was denied. Pemex-Exploration and Production filed a motion arguing the lack of standing of the plaintiffs due to the termination of their positions as Congressmen. As of this date, the trial is in the evidentiary stages.

•

In August 2007, a civil claim (12/2007) was filed by Leoba Rueda Nava against Petróleos Mexicanos and Pemex-Refining before the Juzgado Decimocuarto de Distrito del Décimo Circuito (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz for, among other things, civil liability and damages resulting from the pollution of land used to store oil waste in accordance with an agreement entered into by and among Leoba Rueda Nava, Petróleos Mexicanos and Pemex-Refining. As of this date, the trial is in the evidentiary stages. Judicial inspection, confession and testimonial evidence have been filed. As of this date, the experts’ opinions are still pending.

•

Administrative proceedings before the Federal Competition Commission (the “Competition Commission”). On December 7, 2007, the Competition Commission issued a resolution prohibiting Pemex-Refining from engaging in anti-competitive practices in trading and distributing greases and lubricants in service stations, without specifically requesting a modification or termination of any license agreement. Pemex-Refining filed an amparo against this resolution, which is still pending. In January 2008, the Competition Commission requested Pemex-Refining to provide evidence in connection with its compliance with a resolution issued by the Competition Commission in 2003 in connection with this same subject. Pemex-Refining informed the Competition Commission that a suspension was granted to Bardahl de México, S.A. de C. V. (“Bardahl”), a competitor in the lubricants business, in several amparos to maintain the exclusivity right of the Mexlub trademark until a final resolution is issued.

•	Claims filed by Impulsora Jalisciense, S. A. de C. V. and Mexicana de Lubricantes, S. A. de C.V.

•

An amparo (1519/2005) was filed by Impulsora Jalisciense, S.A. de C.V., before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the State of Jalisco in December 2005 in connection with a proposed model of franchise agreement to be executed by Pemex-Refining. This proceeding has been joined with a pending proceeding filed by Bardahl against the execution of any resolution eliminating the obligation of service stations to sell lubricants manufactured by Bardahl. These amparos are suspended due to several objections filed by Bardahl. A constitutional hearing is still pending.

•

A civil claim (28/2007) was filed by Mexicana de Lubricantes, S. A. de C. V. (“Mexlub”) against Pemex-Refining on March 28, 2008 seeking, among other things, a judicial judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexlub and Pemex-Refining: (1) a license and trademark contract; (2) a basic greases supply contract; and (3) a contract for the manufacture of lubricants and greases for Petróleos Mexicanos and the Subsidiary Entities. Pemex-Refining filed its response to this claim on April 10, 2008. Mexlub filed a motion arguing that the authorized representative of Pemex-Refining did not have the authority to represent Pemex-Refining. As of the date of this Final Terms, a resolution is still pending.

UNITED MEXICAN STATES

The information in this section with regard to Mexico has been included due to Petróleos Mexicanos’ and the subsidiary entities’ relationship with the Mexican Government and has been reviewed by the Ministry of Finance and Public Credit.

The Economy

Gross Domestic Product

According to preliminary figures, Mexico’s gross domestic product (“GDP”) grew by 3.3% in real terms during 2007, as compared with 2006. The transportation, storage and communications sector grew by 8.7%; the financial services, insurance and real estate sector grew by 5.0%; the electricity, gas and water sector grew by 3.9%; the commerce, hotels and restaurants sector grew by 2.7%; the community, social and personal services sector grew by 2.4%; the construction sector grew by 2.1%; the agriculture, livestock, fishing and forestry sector grew by 2.0%; the manufacturing sector grew by 1.0%; and the mining, petroleum and gas sector grew by 0.2%, each in real terms as compared to 2006.

Prices and Wages

Inflation (as measured by the change in the national consumer price index) during 2007 was 3.8%, 0.8 percentage points higher than the official inflation target for the year and 0.3 percentage points lower than inflation for 2006. Inflation for the four months ended April 30, 2008 was 1.72%, 0.8 percentage points higher than during the same period of 2007.

Interest Rates

During 2007, interest rates on 28-day Treasury bills (Cetes) averaged 7.19% and interest rates on 91-day Cetes averaged 7.35%, as compared with average rates on 28-day Cetes of 7.19% and on 91-day Cetes of 7.30% during 2006.

During the first four months of 2008, interest rates on 28-day and 91-day Cetes averaged 7.43% and 7.53%, respectively, as compared with average rates on 28-day Cetes and 91-day Cetes of 7.03% and 7.19%, respectively, during the same period of 2007. On May 13, 2008, the 28-day Cetes rate was 7.44% and the 91-day Cetes rate was 7.60%.

Financial System

Central Bank and Monetary Policy

During 2007, the M1 money supply (defined as bills and coins held by the public, plus checking accounts denominated in pesos and foreign currency, plus interest-bearing deposits denominated in pesos and operated by debit cards) increased by 6.8% in real terms, as compared to 2006. In addition, checking account deposits denominated in pesos increased by 9.4% in real terms in 2007, as compared to 2006.

During 2007, financial savings increased by 6.3% in real terms, as compared to 2006. Savings generated by Mexican residents increased by 4.7% in real terms, while savings generated by non-residents increased by 48.6% in real terms in 2007, each as compared to 2006.

At December 28, 2007, the monetary base totaled Ps. 502.2 billion, an 11.6% nominal increase from the level of Ps. 449.8 billion at December 29, 2006.

At March 31, 2008, the M1 money supply was 3.7% greater in real terms than the level at March 31, 2007. In addition, the aggregate amount of checking account deposits denominated in pesos at March 31, 2008 was 6.0% greater in real terms than at March 31, 2007.

At March 31, 2008, financial savings were 8.4% greater in real terms than financial savings at March 31, 2007. Savings generated by Mexican residents were 6.0% greater in real terms and savings generated by non-residents were 69.2% greater in real terms than their respective levels at March 31, 2007.

At May 15, 2008, the monetary base totaled Ps. 449.7 billion, a 9.1% nominal decrease from the level of Ps. 494.7 billion at December 31, 2007. Banco de México estimates that the monetary base will total approximately Ps. 548.3 billion at December 31, 2008.

In October 2007, Banco de México announced that as of January 21, 2008, it would use the overnight funding rate, rather than its other monetary policy instrument, the “corto” or “short,” as its primary monetary policy instrument. The minimum overnight funding rate has remained at 7.5% since October 26, 2007. The corto has remained unchanged at Ps. 79.0 million, a level set on March 23, 2005.

The Securities Market

At December 31, 2007, the Stock Market Index stood at 29,536.83 points, representing an 11.68% nominal increase from the level at December 29, 2006. At May 16, 2008, the Stock Market Index stood at 31,486.95 points, representing a 6.6% nominal increase from the level at December 31, 2007.

External Sector of the Economy

Foreign Trade

According to preliminary figures, in 2007, Mexico registered a trade deficit of U.S. $11.1 billion, as compared with a deficit of U.S. $6.1 billion for 2006. Merchandise exports increased by 8.8% during 2007, to U.S. $271.9 billion, as compared to U.S. $249.9 billion for 2006. In 2007, petroleum exports increased by 10.2%, while non-petroleum exports increased by 8.5%, in each case as compared to 2006.

According to preliminary figures, in 2007, total imports grew by 10.5% to U.S. $283.0 billion, as compared with U.S. $256.1 billion for 2006. Imports of intermediate goods increased by 8.8%, imports of capital goods increased by 13.4% and imports of consumer goods increased by 16.7%, each as compared with 2006.

During the first three months of 2008, according to preliminary figures, Mexico registered a trade deficit of U.S. $3.5 billion, as compared with a deficit of U.S. $2.5 billion for the same period of 2007. Merchandise exports increased by 16.4% during the first three months of 2008, to U.S. $70.1 billion, as compared to U.S. $60.3 billion for the same period of 2007. During the first three months of 2008, petroleum exports increased by 50.3%, while non-petroleum exports increased by 10.7%, each as compared with the same period of 2007.

During the first three months of 2008, according to preliminary figures, total imports grew by 17.5% to U.S. $73.7 billion, as compared with U.S. $62.7 billion for the same period of 2007. During the first three months of 2008, imports of intermediate goods increased by 13.7%, imports of capital goods increased by 35.0% and imports of consumer goods increased by 22.1%, each as compared with the first three months of 2007.

Balance of International Payments

According to preliminary figures, Mexico’s current account registered a deficit of U.S. $7.3 billion during 2007, as compared to a deficit of U.S. $2.2 billion during 2006. The capital account registered a surplus of U.S. $19.6 billion in 2007, as compared to a deficit of U.S. $2.0 billion for 2006. Foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $38.0 billion during 2007 and was composed of direct foreign investment inflows totaling U.S. $23.2 billion and foreign portfolio investment (including securities placed abroad) inflows totaling U.S. $14.8 billion.

At December 28, 2007, Mexico’s international reserves totaled U.S. $77.9 billion, an increase of U.S. $10.2 billion from the level at December 29, 2006. The net international assets of Banco de México totaled U.S. $86.7 billion at December 28, 2007, an increase of U.S. $10.4 billion from the level at December 29, 2006.

At May 9, 2008, Mexico’s international reserves totaled U.S. $84.8 billion, an increase of U.S. $6.8 billion from the level at December 28, 2007. The net international assets of Banco de México totaled U.S. $92.6 billion at May 9, 2008, an increase of U.S. $5.4 billion from the level at December 28, 2007.

Direct Foreign Investment in Mexico

During 2007, direct foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $23.2 billion. Direct foreign investment notified to the National Foreign Investment Commission totaled approximately U.S. $19.7 billion during 2007. Of that amount, 49.7% of direct foreign investment was directed at manufacturing, 24.3% was directed at financial services, 5.8% was directed at mining, 5.3% was directed at commerce and 14.9% was directed at other sectors of the economy. By country of origin, 47.3% of the direct foreign investment during 2007 came from the United States, 15.1% came from Holland, 9.6% came from Spain, 7.2% came from France and 20.8% came from other countries.

Exchange Controls and Foreign Exchange Rates

The peso/U.S. dollar exchange rate closed at Ps. 10.9157 = U.S. $1.00 on December 31, 2007, a 0.95% depreciation in dollar terms from the rate at the end of 2006. During 2007, the monthly average peso/U.S. dollar exchange rate was Ps. 10.9288 = U.S. $1.00.

The peso/U.S. dollar exchange rate closed at Ps. 10.5095 = U.S. $1.00 on April 30, 2008, a 3.7% appreciation in dollar terms from the rate at December 31, 2007. During the first four months of 2008, the monthly average peso/U.S. dollar exchange rate was Ps. 10.7308 = U.S. $1.00.

The peso/U.S. dollar exchange rate announced by Banco de México on May 16, 2008 (to take effect on the second business day thereafter) was Ps. 10.4266 = U.S. $1.00.

Public Finance

2007 Budget and Fiscal Results

According to preliminary figures, public sector budgetary revenues in 2007 were greater than public sector budgetary expenditures (excluding off-budget revenues and expenditures of the public sector) by approximately Ps. 2.7 billion in nominal terms. Public sector budgetary revenues increased by 5.6% in real terms as compared to budgetary revenues for 2006. Within budgetary revenues, non-oil tax revenues increased by 10.1% in real terms, while oil-related revenues decreased at a real rate of 1.7%.

According to preliminary figures, during 2007, the public sector overall balance registered a surplus of Ps. 1.0 billion, 89.9% lower in real terms than the Ps. 9.9 billion surplus registered during 2006. The primary surplus, defined as total public sector revenues less expenditures other than interest payments on public debt, was Ps. 245.0 billion for 2007, 9.5% lower in real terms as compared to the Ps. 260.3 billion surplus registered during 2006.

2008 Budget and Fiscal Package

On October 30, 2007, the Congress approved the Federal Annual Revenue Law for 2008 and the Federal Expenditure Decree for 2008 (together with the Federal Annual Revenue Law for 2008, the “2008 Budget”). The 2008 Budget maintains fiscal discipline as the cornerstone of the economic program, and contemplates a public sector deficit of 0.0% of GDP for 2008.

The 2008 Budget is based upon an estimated weighted average price of Mexico’s oil exports of U.S. $49.0 per barrel and an estimated volume of oil exports of 1.7 million barrels per day.

The preliminary results for 2006 and 2007, the revised budget assumptions and targets for 2007 and the budget assumptions and targets for 2008 are presented below.

2006 and 2007 Results

2007 and 2008 Budget Assumptions and Targets

	2006		2007 Budget	2007 (1)	2008 Budget
Real GDP growth (%)	4.8	%(1)	3.6%	3.3%	3.7%
Increase in the national consumer price index (%)	4.1%		3.0%	3.8%	3.0%
Average export price of Mexican oil mix (U.S. $/barrel)	$53.04		$42.80	$61.66	$49.00
Current account deficit as % of GDP	0.2	%(1)	2.3%	0.8%	1.0%
Average exchange rate (Ps./$1.00)	10.9		11.2	10.9	11.2
Average rate on 28-day Cetes (%)	7.2%		6.8%	7.2%	7.0%
Public sector balance as % of GDP	0.1	(1)	0.0%	0.01%	0.0%
Primary balance as % of GDP	2.9	%(1)	2.7%	2.5%	n.a.

n.a.	= Not available.
(1)	Preliminary.

Source: Ministry of Finance and Public Credit.

Under the 2008 Budget, the Mexican Government estimates that it will devote Ps. 173.5 billion (6.8% of total budgetary programmable expenditures) to education and Ps. 142.7 billion (5.6% of total budgetary programmable expenditures) to health and social security.

According to preliminary figures, during the first three months of 2008, the public sector overall balance registered a surplus of Ps. 100.8 billion, 5.3% less in real terms than the Ps. 102.4 billion surplus registered for the same period of 2007. The primary surplus, defined as total public sector revenues less expenditures other than interest payments on public debt, was Ps. 140.3 billion for the first three months of 2008, 13.5% less in real terms as compared to the Ps. 156.1 billion surplus registered for the same period of 2007.

Public Debt

Internal Public Debt

Mexico’s internal debt is presented herein on a “net” basis, and includes only the internal portion of indebtedness incurred directly by the Mexican Government, Banco de México’s general account balance (which was positive at December 28, 2007, indicating monies owed to the Mexican Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (the Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). See footnote 1 to the table “Internal Debt of the Mexican Government” below. Internal debt does not include the debt of the IPAB or the debt of budget-controlled or administratively controlled agencies. See “—Financial System—Banking Supervision and Support.”

According to preliminary figures, at December 31, 2007, the net internal debt of the Mexican Government totaled Ps. 1,788.3 billion, as compared to the Ps. 1,547.1 billion outstanding at December 31, 2006. At December 31, 2007, the gross internal debt of the Mexican Government totaled Ps. 1,896.3 billion, as compared to Ps. 1,672.8 billion at December 31, 2006. The Mexican Government’s financing costs on internal debt totaled Ps. 141.3 billion for 2007, an increase in nominal terms of 17.6% as compared to 2006.

According to preliminary figures, at December 31, 2007, the net internal debt of the public sector totaled Ps. 1,687.6 billion, as compared with Ps. 1,471.6 billion outstanding at December 31, 2006. At December 31, 2007, the gross internal debt of the public sector totaled Ps. 1,958.0 billion, as compared with Ps. 1,741.4 billion outstanding at December 31, 2006. For these purposes and for the purposes of the following section, public sector debt consists of the portion of the long-term indebtedness incurred directly by the Mexican Government, the long-term indebtedness incurred by budget-controlled agencies, the long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including, but not limited to, national development banks), and the short-term debt of the public sector. Private sector debt guaranteed by the Mexican Government is not included unless and until the Mexican Government is called upon to make payment under its guaranty. For purposes hereof, long-term debt includes all debt with maturities of one year or more from the date of issue.

According to preliminary figures, at March 31, 2008, the net internal debt of the Mexican Government totaled Ps. 1,714.4 billion, as compared with Ps. 1,788.3 billion outstanding at December 31, 2007. At March 31, 2008, according to preliminary figures, the gross internal debt of the Mexican Government totaled Ps. 1,960.8 billion, as compared to Ps. 1,896.3 billion at December 31, 2007. The Mexican Government’s financing costs on internal debt totaled Ps. 17.5 billion for the first three months of 2008, a 3.8% decrease in nominal terms as compared to the same period of 2007.

The following table summarizes the net internal public debt of the Mexican Government at each of the dates indicated.

Internal Debt of the Mexican Government(1)

	December 31, 2007(2)		March 31, 2008
Gross Debt
Government Securities	Ps. 1,795.8	94.7%	Ps.1,846.4	94.2%
Cetes	340.5	18.0	324.2	16.5
Floating-Rate Bonds	325.0	17.1	299.7	15.3
Inflation-Linked Bonds	235.3	12.4	258.2	13.2
Fixed-Rate Bonds	895.1	47.2	964.4	49.2
Other	100.6	5.3	114.5	5.8
Total Gross Debt	1,896.3	100%	1,960.8	100%

Net Debt
Financial Assets(3)	(107.9)		(246.4)
Total Net Debt	1,788.3		1,714.4

Gross Debt/GDP		18.3%		18.6%
Net Debt/GDP		17.3%		16.3%

Note: Totals may differ due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately Ps. 13.8 billion at December 31, 2007. Regulación Monetaria does not increase the Government’s overall level of internal debt, because Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in a situation in which the level of outstanding internal debt is higher than the Government’s figure for net internal debt.
(2)	Preliminary.
(3)	Includes the net balance denominated in pesos of the General Account of the Federal Treasury with Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

According to preliminary figures, outstanding public sector gross external debt increased by U.S. 3.9 billion in 2007, from U.S. $54.8 billion at December 31, 2006 to U.S. $58.7 billion at December 31, 2007. Of the amount outstanding at December 31, 2007, U.S. $54.8 billion represented long-term debt and U.S. $3.9 billion represented short-term debt. Public sector external debt financing costs totaled U.S. $6.7 billion in 2007, a 7.6% decrease in nominal terms as compared to 2006.

According to preliminary figures, at December 31, 2007, commercial banks held approximately 5.8% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held 18.9%, bondholders (including commercial banks holding bonds issued in debt exchange transactions) held approximately 66.8% and others held the remaining 8.6%.

According to preliminary figures, total public debt (gross external debt plus net internal debt) at December 31, 2007 represented approximately 44.6% of nominal GDP, 1.5 percentage points less than at the end of 2006.

According to preliminary figures, outstanding public sector gross external debt increased by approximately U.S. $40.9 billion during the first quarter of 2008, from U.S. $58.7 billion at December 31, 2007 to U.S. $59.6 billion at March 31, 2008. Of this amount, U.S. $56.0 billion represented long-term debt and U.S. $3.6 billion represented short-term debt.

According to preliminary figures, total public debt (gross external debt plus net internal debt) at March 31, 2008 represented approximately 21.9% of nominal GDP, 0.5 percentage points lower than at March 31, 2007.

The following table sets forth a summary of the external public debt of Mexico, which includes the external debt of the Mexican Government, budget controlled agencies and administratively controlled agencies and a breakdown of such debt by currency. External public debt as used in this section does not include, among other things, repurchase obligations of Banco de México with the International Monetary Fund or the debt of IPAB. See “—Financial System—Banking Supervision and Support” and footnote 1 to the table “Summary of External Public Debt” below.

	Summary of External Public Debt(1) By Type
	Long-Term Direct Debt of the Mexican Government	Long-Term Debt of Budget Controlled Agencies	Other Long- Term Public Debt(2)	Total Long- Term Debt	Total Short- Term Debt	Total Long- and Short- Term Debt
December 31, 2007	$40,114	$7,745	$6,576	$54,435	$920	$55,355
March 31, 2008(4)	39,664	10,175	6,136	55,975	3,603	59,578

By Currency(3)

	December 31, 2007		March 31, 2008(4)
	(in millions of dollars)	(%)	(in millions of dollars)	(%)
U.S. Dollars	44,309	80.0	48,687	81.7
Japanese Yen	1,157	2.1	1,123	1.9
Pounds Sterling	1,040	1.9	1,039	1.7
Swiss Francs	423	0.8	481	0.8
Others	8,426	15.2	8,248	13.9

Total	55,355	100.0	59,578	100.0

Note: Totals may differ due to rounding.

(1)	External debt denominated in foreign currencies other than dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at March 31, 2008), (b) external borrowings by the public sector after March 31, 2008 and (c) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include the value of principal and interest collateral on restructured debt and Mexican public sector external debt that is held by public sector entities but that has not been canceled.
(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with the Mexican Government.
(3)	Adjusted to reflect the effect of currency swaps.
(4)	Preliminary.

Source: Ministry of Finance and Public Credit.

Subsequent to December 31, 2007:

•	On January 11, 2008, Mexico issued U.S. $1,500,000,000 of its 6.05% Global Notes due 2040.

•

During the first quarter of 2008, Mexico repurchased in open market transactions certain of its outstanding U.S. dollar-denominated bonds with maturities between 2009 and 2034, totaling U.S. $714 million. The table below shows the results of the open market transactions.

Title of Purchased Securities	ISIN	Aggregate Principal Amount Outstanding before Repurchases (in millions of U.S. dollars)	Aggregate Principal Amount Repurchased (in millions of U.S. dollars)	Aggregate Principal Amount Outstanding after Repurchases (in millions of U.S. dollars)
10.375% Global Bonds due 2009	US593048BG58	$970	$20	$950
8.375% Notes due 2011	US91086QAF54	$1,711	$171	$1,540
5.875% Global Notes due 2014	US91086QAQ10	$1,296	$5	$1,291
6.625% Global Notes due 2015	US91086QAL23	$1,392	$48	$1,344
11 3/8% Global Bonds due September 15, 2016	US593048BA88	$1,771	$80	$1,691
8.125% Global Bonds due December 30, 2019	US593048BN00	$1,483	$131	$1,352
8.00% Global Notes due 2022	US91086QAJ76	$743	$30	$714
8.30% Global Notes due 2031	US91086QAG38	$1,819	$45	$1,774
7.500% Global Notes due 2033	US91086QAN88	$1,271	$2	$1,269
6.75% Global Notes due 2034	US91086QAS75	$4,267	$183	$4,084

•

On April 8, 2008, Mexico issued 1,000,000 Series XWA08 Warrants and 250,000 Series XWB08 Warrants. XWA08 Warrants and Series XWB08 Warrants entitle the holders to exchange, on October 9, 2008 (unless extended, at Mexico’s sole discretion), up to approximately $1.25 billion of various series of outstanding U.S. dollar, euro, Italian lira and Deutsche-mark denominated bonds issued by Mexico for, in the case of the XWA08 Warrants, peso-denominated MBonos issued by the Mexican Government maturing in 2014, 2017 or 2036 or, in the case of the XWB08 Warrants, UDI-denominated (i.e., inflation indexed), peso-payable Udibonos issued by the Mexican Government maturing in 2017 or 2035. The Series XWE07, XWDA07 and XWDB07 Warrants entitle the holders to exchange, on September 19, October 11, and November 7, 2007, respectively, up to approximately $2.7 billion of various series of outstanding U.S. dollar, euro, Italian lira and Deutsche mark-denominated bonds issued by Mexico for peso-denominated bonds issued by the Mexican Government maturing in either 2014 or 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Guadalupe Merino Bañuelos
Guadalupe Merino Bañuelos
Associate Managing Director of Finance

Date:  June 4, 2008

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe”, “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007, 2006 AND 2005

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007, 2006 AND 2005

INDEPENDENT AUDITOR’S REPORT

Mexico City, Mexico, April 11, 2008

To the General Comptroller’s Office

and the Board of Directors of

Petróleos Mexicanos:

We have audited the accompanying consolidated balance sheet of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies (“PEMEX”) as of December 31, 2007, and the related consolidated statements of operations, changes in equity and changes in financial position for the year ended December 31, 2007. These financial statements are the responsibility of the management of PEMEX. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of PEMEX as of December 31, 2006 and 2005, and for the years then ended, were audited by other independent accountants whose report dated April 20, 2007, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and are prepared according with Mexican Financial Reporting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures contained in the consolidated financial statements. An audit also includes assessing the standards of financials information used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PEMEX at December 31, 2007 and the consolidated results of their operations, changes in equity and changes in financial position for the year ended December 31, 2007, in conformity with Mexican Financial Reporting Standards.

Our audit was made for the purpose of forming an opinion expressed in the paragraph above. The supplementary information related to the conversion of Mexican pesos to U.S. dollars, included in the financial statements as described in Note 3(z) and prepared under the responsibility of the PEMEX’s management, is presented only for convenience of the reader, and is not required for the interpretation of the financial statements. In our opinion such additional information is fairly stated in all material respects.

KPMG Cárdenas Dosal, S. C.

/s/ Eduardo Palomino
Eduardo Palomino
Certified Public Accountant

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

Mexico City, Mexico, June 29, 2007

To the General Comptroller’s Office

and the Board of Directors of

Petróleos Mexicanos:

We have audited the accompanying consolidated balance sheets of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies (collectively, “PEMEX”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in equity and changes in financial position for each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the management of PEMEX. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures contained in the consolidated financial statements. An audit also includes assessing the standards of financials information used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 3l. to the consolidated financial statements, effective January 1, 2005, PEMEX adopted the amendments to Bulletin D-3, “Labor Obligations”, issued by the Mexican Institute of Public Accountants (“MIPA”), which establishes the rules for valuation and recording of liabilities arising from other severance payments paid to employees upon dismissal. As of January 1, 2005, the adoption of these amendments resulted in a charge of Ps. 1,427,872,000, which is presented in the consolidated statement of operations as a cumulative effect of adoption of new accounting standards.

As described in Note 3m. to the consolidated financial statements, effective January 1, 2005, PEMEX adopted the provisions of Bulletin C-10, “Derivative Financial Instruments and Hedging Operations”, issued by the MIPA, which establishes the criteria for valuation, recording and disclosure applicable to derivative financial instruments for hedging and to embedded derivatives. As of January 1, 2005, the adoption of these provisions resulted in the recognition of an initial cumulative charge of Ps. 477,996,000, recognized in the consolidated statement of operations as a cumulative effect of adoption of new accounting standards.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PEMEX at December 31, 2006 and the consolidated results of their operations, changes in equity and changes in financial position for each of the two years in the period ended December 31, 2006, in conformity with Mexican Financial Reporting Standards.

PricewaterhouseCoopers

/s/ Ariadna L. Muñiz Patiño
Ariadna L. Muñiz Patiño
Public Accountant

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS

(In thousands of Mexican pesos as of December 31, 2007, purchasing power and in thousands of U.S. dollars)

	2007		2007		2006
	(Unaudited)
ASSETS:
Current assets:
Cash and cash equivalents (Note 5)	US$	15,736,617	Ps.	170,997,240	Ps.	195,776,457

Accounts, notes receivable and other—Net (Note 6)		13,943,286		151,510,543		137,163,105
Inventories—Net (Note 7)		8,571,822		93,143,136		62,063,798
Derivative financial instruments (Note 11)		1,188,075		12,909,868		4,389,836

		23,703,183		257,563,547		203,616,739

Total current assets		39,439,800		428,560,787		399,393,196

Investments in shares of non consolidated subsidiaries and affiliates (Note 8)		3,042,770		33,063,354		32,760,946
Properties, plant and equipment—Net (Note 9)		73,056,399		793,845,453		737,195,457
Intangible asset derived from the actuarial computation of labor obligations (Note 12)		6,626,864		72,008,835		76,495,133
Other assets—Net		257,880		2,802,177		4,175,692

Total assets	US$	122,423,713	Ps.	1,330,280,606	Ps.	1,250,020,424

LIABILITIES:
Current liabilities:
Current portion of long-term debt (Note 10)	US$	6,998,778	Ps.	76,050,128	Ps.	66,240,278
Suppliers		3,233,728		35,138,344		37,102,983
Accounts and accrued expenses payable		1,665,488		18,097,530		14,592,081
Taxes payable		13,490,765		146,593,355		45,006,644
Derivative financial instruments (Note 11)		1,250,160		13,584,495		13,372,143

Total current liabilities		26,638,919		289,463,852		176,314,129

Long-term liabilities:
Long-term debt (Note 10)		39,096,323		424,828,472		524,475,242
Reserve for sundry creditors and others		2,895,883		31,467,252		31,513,072
Reserve for labor obligations (Note 12)		48,609,566		528,201,272		471,665,183
Deferred taxes (Note 19i. )		590,077		6,411,897		4,597,172

Total liabilities		117,830,768		1,280,372,745		1,208,564,798

EQUITY (Note 14):
Certificates of Contribution “A”		8,922,897		96,957,993		96,957,993

Mexican Government increase in equity of Subsidiary Entities		13,294,217		144,457,629		133,296,805
Surplus in the restatement of equity		16,430,011		178,531,795		159,893,393
Effect on equity from labor obligations (Note 12)		(4,763,352)		(51,759,539)		(48,326,747)
Derivative financial instruments (Note 11)		(101,749)		(1,105,629)		(1,762,328)

		33,782,024		367,082,249		340,059,116

Accumulated losses:
From prior years		(27,504,262)		(298,866,819)		(345,556,695)
Net income (loss) for the year		(1,684,817)		(18,307,569)		46,953,205

		(29,189,079)		(317,174,388)		(298,603,490)

Total equity		4,592,945		49,907,861		41,455,626

Commitments and contingencies (Notes 15 and 16)		—		—		—

Total liabilities and equity	US$	122,423,713	Ps.	1,330,280,606	Ps.	1,250,020,424

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands of Mexican pesos as of December 31, 2007, purchasing power and in thousands of U.S. dollars)

	2007		2007		2006		2005
	(Unaudited)
Net sales:
Domestic	US$	54,485,281	Ps.	592,047,961	Ps.	567,289,873	Ps.	545,339,433
Export		49,964,740		542,926,858		535,144,048		457,266,832
Services income		97,606		1,060,609		1,075,947		1,224,808

Total revenues		104,547,627		1,136,035,428		1,103,509,868		1,003,831,073
Cost of sales		42,394,374		460,665,742		418,258,210		389,943,899

Gross income		62,153,253		675,369,686		685,251,658		613,887,174

General expenses:
Transportation and distribution expenses		2,282,172		24,798,539		24,921,656		23,655,910
Administrative expenses		5,534,636		60,140,465		56,052,773		50,527,884

Total general expenses		7,816,808		84,939,004		80,974,429		74,183,794

Operating income		54,336,446		590,430,682		604,277,229		539,703,380

Other revenues (principally IEPS benefit)—Net (Note 19h.).		7,640,114		83,019,010		61,213,533		2,896,394

Comprehensive financing result:
Interest—Net		(2,896,873)		(31,478,006)		(36,195,263)		(41,500,949)
Exchange (loss) gain—Net		(132,048)		(1,434,868)		(2,470,584)		19,031,585
Gain on monetary position		1,184,064		12,866,287		14,819,222		17,633,273

		(1,844,857)		(20,046,587)		(23,846,625)		(4,836,091)

Profit sharing in non-consolidated subsidiaries and affiliates (Note 8)		510,303		5,545,054		10,073,577		8,658,665

Income before taxes and duties		60,642,006		658,948,159		651,717,714		546,422,348

Hydrocarbon extraction duties and others (Note 19)		61,474,951		667,999,120		587,020,786		538,063,741
Excess gain duties (Note 19d.)		—		—		8,223,820		60,869,738
Hydrocarbon income tax (Note 19i.)		554,965		6,030,367		4,914,859		2,135,245
Income tax (Note 19k.)		296,906		3,226,241		4,605,044		3,981,678
Special tax on production and services (IEPS Tax) (Note 19h.)		—		—		—		21,824,060

		62,326,822		677,255,728		604,764,509		626,874,462

Cumulative effect of adoption of new accounting standards (Notes 3l. and 3m.)		—		—		—		(1,905,868)

Net (loss) income for the year	US$	(1,684,816)	Ps.	(18,307,569)	Ps.	46,953,205	Ps.	(82,357,982)

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS

ENDED DECEMBER 31, 2007, 2006 AND 2005

(In thousands of Mexican pesos as of December 31, 2007, purchasing power and in thousands of U.S. dollars)

	Certificates of Contribution “A”		Mexican Government increase in equity of Subsidiary Entities		Surplus in the restatement of equity		Derivative financial instruments		Effect on equity from labor obligations		Retained earnings (Accumulated losses)				Total
											From prior years		For the year
Balances as of December 31, 2004	Ps.	96,957,993	Ps.	36,411,340	Ps.	147,644,457	Ps.	—	Ps.	(7,782,166)	Ps.	(207,589,715)	Ps.	(28,443,617)	Ps.	37,198,292
Transfer to prior years’ accumulated losses		—		—		—				—		(28,443,617)		28,443,617		—
Minimum guaranteed dividends paid to the Mexican Government approved by the Board of Directors on June 10, 2006 (Note 14)		—		—		—		—		—		(11,482,869)		—		(11,482,869)
Increase in equity of the Subsidiary Entities made by the Mexican Government (Note 14)				48,157,553												48,157,553
Comprehensive loss for the year (Note 13)						8,184,288		(7,036,437)		(21,672,659)		—		(82,357,982)		(102,882,790)

Balances at of December 31, 2005		96,957,993		84,568,893		155,828,745		(7,036,437)		(29,454,825)		(247,516,201)		(82,357,982)		(29,009,814)
Transfer to prior years’ accumulated losses		—		—		—		—		—		(82,357,982)		82,357,982		—
Minimum guaranteed dividends paid to the Mexican Government approved by the Board of Directors on May 18th, 2005 (Note 14)		—		—		—		—		—		(16,392,606)		—		(16,392,606)
Increase in equity of the Subsidiary Entities made by the Mexican Government				48,727,912												48,727,912
Comprehensive income for the year (Note 13)						4,064,648		5,274,109		(18,871,922)		710,094		46,953,205		38,130,134

Balances at December 31, 2006		96,957,993		133,296,805		159,893,393		(1,762,328)		(48,326,747)		(345,556,695)		46,953,205		41,455,626
Transfer to prior years’ accumulated losses		—		—		—		—		—		46,953,205		(46,953,205)		—
Minimum guaranteed dividends paid to the Mexican Government approved by the Board of Directors on August 29, 2007 (Note 14)		—		—		—		—		—		(263,329)		—		(263,329)
Increase in equity of the Subsidiary Entities made by the Mexican Government (Note 14)		—		11,160,824		—		—		—		—		—		11,160,824
Comprehensive loss for the year (Note 13)		—		—		18,638,402		656,699		(3,432,792)		—		(18,307,569)		(2,445,260)

Balances at December 31, 2007	Ps.	96,957,993	Ps.	144,457,629	Ps.	178,531,795	Ps.	(1,105,629)	Ps.	(51,759,539)	Ps.	(298,866,819)	Ps.	(18,307,569)	Ps.	49,907,861

Unaudited	US$	8,922,897	US$	13,294,217	US$	16,430,011	US$	(101,749)	US$	4,763,352	US$	(27,504,262)	US$	(1,684,817)	US$	4,592,945

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(In thousands of Mexican pesos as of December 31, 2007, purchasing power and in thousands of U.S. dollars)

	2007		2007		2006		2005
	(Unaudited)
Operating activities:
Net (loss) income for the year	US$	(1,684,817)	Ps.	(18,307,569)	Ps.	46,953,205	Ps.	(82,357,982)
Charges to operations not requiring the use of funds:
Depreciation and amortization		6,680,506		72,591,718		65,672,189		56,995,357
Reserve for labor obligations cost		7,850,662		85,306,866		74,493,349		63,787,616
Profit sharing in non-consolidated subsidiaries and affiliates		510,302		5,545,054		10,073,577		8,658,665
Deferred taxes		177,417		1,927,847		904,162		2,135,247
Impairment on fixed assets		—		—		703,247		1,432,691

		13,534,070		147,063,916		198,799,729		50,651,594
Funds generated (used) in operation activities:
Accounts, notes receivable and other		(1,320,373)		(14,347,438)		(37,177,837)		9,930,406
Inventories		(1,155,331)		(12,554,059)		(2,678,038)		(6,527,714)
Intangible asset derived from the actuarial computation of labor obligations		—		—		23,316,114		(14,672,035)
Other assets		126,403		1,373,515		(576,898)		—
Suppliers		(180,803)		(1,964,639)		3,676,529		6,291,447
Accounts payable and accrued expenses		365,779		3,974,633		3,382,644		(14,317,686)
Taxes payable		9,348,872		101,586,711		(26,857,283)		24,181,434
Reserve for sundry creditors and others		(4,217)		(45,820)		3,744,807		(1,203,805)
Derivative financial instruments		(747,287)		(8,120,165)		(2,541,921)		16,798,338

Funds provided by operating activities		19,967,113		216,966,654		163,087,846		71,131,979

Financing activities:
Minimum guaranteed dividends paid to the Mexican Government		(24,234)		(263,329)		(16,392,606)		(11,482,869)
(Decrease) Increase in Debt—Net		(8,267,556)		(89,836,920)		10,202,873		65,892,138
Increase in equity of Subsidiary Entities		1,027,114		11,160,824		48,727,912		48,157,553
Retirement, seniority premiums and other post retirements benefits payments.		(2,550,779)		(27,717,270)		(17,042,349)		—
Sale of future accounts receivable		—		—		—		(40,871,801)

Funds (used in) provided by financing activities		(9,815,455)		(106,656,695)		25,495,830		61,695,021

Investing activities:
Investment in shares		(538,133)		(5,847,462)		(14,153,450)		(7,485,420)
Increase in fixed assets—Net		(11,893,920)		(129,241,714)		(109,103,789)		(89,577,399)

Funds used in investing activities		(12,432,053)		(135,089,176)		(123,257,239)		(97,062,819)

Net (decrease) increase in cash and cash equivalents		(2,280,395)		(24,779,217)		65,326,437		35,764,181
Cash and cash equivalents at beginning of the year		18,017,012		195,776,457		130,450,020		94,685,839

Cash and cash equivalents at end of the year	US$	15,736,617	Ps.	170,997,240	Ps.	195,776,457	Ps.	130,450,020

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Figures stated in thousands of Mexican pesos as of December 31, 2007 at purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

These financial statements have been translated from the Spanish language for the convenience of the reader.

NOTE 1—APPROVAL:

On April 11, 2008, the attached consolidated financial statements and the notes thereto were authorized by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Financial Information Systems and Public Accountant Enrique Díaz Escalante, Associate Managing Director of Accounting.

These consolidated financial statements and the notes thereto will be submitted for approval to the Board of Directors of Petróleos Mexicanos in a meeting scheduled for April 29, 2008, where it is expected that the Board will approve such statements pursuant to the terms Article 104 Fraction III, paragraph a, of the Mexican Securities Market Law, of Article 33 Fraction I, paragraph a section 3 and of Article 78 of the general provisions applicable to Mexican securities issuers and other participants of the securities market.

NOTE 2—STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES:

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938. A decree of the Mexican Congress stated the foreign-owned oil companies in operation at that time in the United States of Mexico (Mexico) were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities (as defined below) are decentralized public entities of the Federal Government of Mexico (the “Mexican Government”) and together comprise the Mexican state oil and gas company.

The operations of Petróleos Mexicanos and the Subsidiary Entities are regulated by the Constitución Politica de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States, or the “Mexican Constitution”), the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum affairs, or the “Regulatory Law”), effective on November 30, 1958, as amended effective on May 12, 1995, November 14, 1996 and January 13, 2006, and the Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (the Organic Law of Petróleos Mexicanos and Subsidiary Entities, or the “Organic Law”), effective on July 17, 1992, as amended effective on January 1, 1994, January 16, 2002 and January 13, 2006. Under the Organic Law and related regulations, Petróleos Mexicanos is entrusted with the central planning activities and the strategic management of Mexico’s petroleum industry. For purposes of these financial statements, capitalized words carry the meanings attributed to them herein or the meanings as defined in the Mexican Constitution or the Organic Law.

The Organic Law establishes a structure that consists of decentralized legal entities of a technical, industrial and commercial nature, with their own corporate identity and

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Figures stated in thousands of Mexican pesos as of December 31, 2007 at purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by and have characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities are:

Pemex-Exploración y Producción (“Pemex-Exploration and Production”);

Pemex-Refinación (“Pemex-Refining”);

Pemex-Gas y Petroquímica Básica (“Pemex-Gas and Basic Petrochemicals”); and

Pemex-Petroquímica (“Pemex-Petrochemicals”).

The strategic activities entrusted to Petróleos Mexicanos and the Subsidiary Entities by the Organic Law, other than those entrusted to Pemex-Petrochemicals, can be performed only by Petróleos Mexicanos and the Subsidiary Entities and cannot be delegated or subcontracted. Pemex-Petrochemicals is an exception and may delegate and/or subcontract certain activities.

The principal objectives of the Subsidiary Entities are as follows:

I.	Pemex-Exploration and Production explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;

II.	Pemex-Refining refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

III.	Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids and derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products; additionally, this entity stores, transports, distributes and markets Basic Petrochemicals; and

IV.	Pemex-Petrochemicals engages in industrial petrochemical processing and stores, distributes and markets Secondary Petrochemicals.

At its formation, Petróleos Mexicanos assigned to the Subsidiary Entities all the assets and liabilities needed to carry out these activities; these assets and liabilities were incorporated into the Subsidiary Entities’ initial capital contribution. Additionally, Petróleos Mexicanos assigned to the Subsidiary Entities all the personnel needed for their operations, and the Subsidiary Entities assumed all the related labor liabilities. There were no changes in the carrying value of assets and liabilities upon their contribution by Petróleos Mexicanos to the Subsidiary Entities.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Figures stated in thousands of Mexican pesos as of December 31, 2007 at purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

created by Article 3 of the Organic Law, whereas the Subsidiary Companies are companies that have been formed in accordance with the general corporations law of each of the respective jurisdictions in which they are incorporated, and are managed as any other private corporations subject to the general corporations law in their respective jurisdictions.

As used herein, “Subsidiary Companies” are defined as (a) those companies which are not Subsidiary Entities but in which Petróleos Mexicanos has more than 50% ownership investment and effective control, (b) the Pemex Project Funding Master Trust (the “Master Trust”), a Delaware statutory trust, (c) Fideicomiso Irrevocable de Administración No. F/163 (“Fideicomiso F/163”), a Mexican statutory trust incorporated in 2003 in Mexico (both the Master Trust and Fideicomiso F/163 are controlled by Petróleos Mexicanos) (d) RepCon Lux, S.A., a Luxembourg finance vehicle whose debt is guaranteed by Petróleos Mexicanos (“RepCon Lux”) and (e) Pemex Finance, Ltd.

“Non-consolidated subsidiary companies,” as used herein, means (a) those non-material subsidiary companies which are not Subsidiary Entities or Subsidiary Companies, as defined above in this note and (b) those companies in which PEMEX has 50% or less does ownership investment and not have effective control.

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to as “PEMEX.”

On September 14, 2004, the authorities authorized the procedures to merge Pemex-Petrochemicals and its subsidiaries. At the extraordinary Board of Directors’ meeting held on February 9, 2006, the merger was formalized with Pemex-Petrochemicals as the surviving company, which acquired the rights and obligations of its merged subsidiaries on April 30, 2006, while the subsidiary companies became petrochemical complexes operating as part of the surviving entity. The foregoing had no effect on the preparation of these consolidated financial statements.

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES:

The preparation of the financial statements requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as well as the recorded amounts of income and expenses during the year. The important items subject to such estimates and assumptions include the book value of properties, plant and equipment; the valuation of the allowance for doubtful accounts, inventories and work in progress and the valuation of financial instruments and of the assets and liabilities related to labor obligations. Actual results could differ from those estimates.

References in these financial statements and related notes to “pesos” or “Ps.” refers to Mexican pesos and “dollars” or “US$” refers to dollars of the United States of America.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Figures stated in thousands of Mexican pesos as of December 31, 2007 at purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

For accounting purposes the functional currency of PEMEX is the Mexican peso.

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of these consolidated financial statements, including the concepts, methods and criteria pertaining to the effects of inflation on the financial information, are summarized below:

a.	Effects of inflation on the financial information

PEMEX recognizes the effects of inflation in accordance with Bulletin B-10 of Normas de Información Financiera (Mexican Financial Reporting Standards or “Mexican FRS” or “NIF’s”), “Effects of Inflation” (“Bulletin B-10”). All periods presented herein are presented in accordance with Bulletin B-10.

The amounts shown in the accompanying consolidated financial statements include the effects of inflation in the financial information and are expressed in thousands of constant Mexican pesos as of December 31, 2007, based on the Mexican National Consumer Price Index (“NCPI”). The indexes used for the recognition of inflation were as follows:

December 31,	NCPI	Inflation for the year
2007	125.5640	3.76%
2006	121.0150	4.05%
2005	116.3010	3.33%

b.	Consolidation

The consolidated financial statements include the accounts of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All significant intercompany balances and transactions have been eliminated in the consolidation.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”); P.M.I. Trading Ltd. (“PMI Trading”); P.M.I. Holdings North America, Inc. (“PMI HNA”); P.M.I. Holdings Petróleos España (“HPE”); P.M.I. Holdings B.V. (“PMI HBV”); P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”); Kot Insurance Company AG (“KOT”); Integrated Trade Systems, Inc. (“ITS”); P.M.I. Marine Ltd (“PMI Mar”); P.M.I. Services, B.V. (“PMI-SHO”); Pemex Internacional España, S.A. (“PMI-SES”); Pemex Services Europe Ltd. (“PMI-SUK”); P.M.I. Services North America, Inc. (“PMI-SUS”); Mex Gas International, Ltd. (“MGAS”); the Master Trust; Fideicomiso F/163; RepCon Lux and Pemex Finance, Ltd.

The financial statements of foreign Subsidiary Companies classified as integrated foreign operations, as defined by Mexican FRS, are translated into Mexican pesos on the following basis: a) monetary items, at the rate of exchange in effect at the end of the period;

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Figures stated in thousands of Mexican pesos as of December 31, 2007 at purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

b) non-monetary items, at the historical exchange rate; c) income and expense items, at the average exchange rate for each month in the year; and d) the effect of changes in exchange rates is recorded in equity. The financial statements in pesos are restated at the close of the period in accordance with the provisions of Bulletin B-10.

The financial statements of other foreign Subsidiary Companies are translated using the exchange rate effective at year end for monetary assets and liabilities, the historical exchange rate for non-monetary items and the average exchange rate for the statements of operations items. The effects of changes in the applicable exchange rates are included directly in stockholders’ equity as “Surplus in restatement of equity.”

Investment in non-consolidated subsidiary companies and affiliates are accounted for in accordance with paragraph (h) of this note. Other non-material subsidiary companies and affiliates are valued at cost and, based upon their relative importance to the total assets and income of PEMEX, were not consolidated and are accounted for under the equity method.

c.	Long-term productive infrastructure projects (PIDIREGAS)

The investment in long-term productive infrastructure projects (“PIDIREGAS”) and related liabilities are initially recorded in accordance with NG-09-B, applicable to Entidades Paraestatales de la Administración Pública Federal (“State-owned Entities of the Federal Public Administration”), which requires recording only those liabilities maturing in less than two years.

For the purposes of these consolidated financial statements and in accordance with Mexican FRS, all accounts related to PIDIREGAS were incorporated into the consolidated financial statements for the years ended December 31, 2007, 2006 and 2005. All effects of NG-09-B are therefore eliminated.

The main objective of the Master Trust and Fideicomiso F/163 is to administer financial resources related to PIDIREGAS that have been designated by PEMEX for that purpose.

d.	Exploration and drilling costs and specific oil-field exploration and depletion reserve

PEMEX uses the successful efforts method of accounting for oil and gas exploration costs. Exploration costs are charged to income when incurred, except that exploratory drilling costs are included in fixed assets, pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless (a) (i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future, or (b) proved reserves are recorded within 12 months following the completion of exploratory drilling. Expenses pertaining to the drilling of development wells are capitalized, whether or not successful.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Figures stated in thousands of Mexican pesos as of December 31, 2007 at purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

Management makes semi-annual assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional scrutiny as to whether the facts and circumstances have changed and therefore whether the conditions described in clauses (a) and (b) of the preceding paragraph no longer apply.

e.	Reserve for abandonment cost of wells

The reserve for abandonment cost of wells (plugging and dismantling), as of December 31, 2007 and 2006 was Ps.17,148,400 and Ps.16,027,307, respectively, and is included as operative reserve in long-term liabilities.

The carrying value of these assets is subject to an annual impairment assessment. (see Note 9).

f.	Cash and cash equivalents

Cash and cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments. As of the date of these consolidated financial statements, earned interest income and foreign exchange gains or losses are included in the results of operations, under comprehensive financing result.

g.	Inventory and cost of sales

Inventories are valued as follows:

I.	Crude oil and its derivatives for export: at realizable value, determined on the basis of average export prices at year end.

II.	Crude oil, natural gas and their derivatives for domestic sale: at realizable value, in accordance with international market prices at year end.

III.	The refined products inventories: at their acquisition or production cost calculated in accordance with crude oil costs and auxiliary materials.

IV.	Gas and petrochemicals: at direct standard cost of such products without exceeding their market value.

V.	Materials spare parts fittings: at the last purchase price without exceeding their market value.

VI.	Materials in transit: at acquisition cost.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Figures stated in thousands of Mexican pesos as of December 31, 2007 at purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

PEMEX records the necessary allowances for inventory impairment arising from obsolescence, slow moving inventory and other factors that may indicate that the realization value of inventory may be lower than the recorded value.

Cost of sales is determined by adding to inventories at the beginning of the year the operating cost of oil fields, refineries and plants (including internally-consumed products), the cost of refined and other products, and deducting the value of inventories at the end of the year. The resulting amount is adjusted for inflation based on factors derived from the NCPI. Cost of sales also includes the depreciation and amortization expense associated with assets used in operations as well as the expense associated with the reserve for abandonment cost of wells.

h.	Investment in shares of non-consolidated subsidiary companies affiliates companies

Certain non-material non-consolidated subsidiary companies are accounted for under the equity method (see Note 2).

Investments in shares in which PEMEX holds 50% or less of the issuer’s capital stock are recorded at cost and adjusted for inflation using factors derived from the NCPI.

i.	Properties, plant and equipment

Properties, plant and equipment are initially recorded at acquisition cost and adjusted using factors derived from the NCPI. The restated amounts must not exceed the asset market value or replacement cost (see Note 9).

Beginning January 1, 2007, assets acquired during the construction or installation phase of a project include the comprehensive financing result associated with assets as part of the value of assets. Until 2006, interest and foreign exchange losses or gains associated with these assets were also included. (see paragraph (y) of this Note).

Depreciation is calculated using the straight-line method of accounting based on the expected useful lives of the assets, based on calculations from independent appraisals. The depreciation rates used by PEMEX are as follows:

	%	Years
Buildings	3	33
Plants and drilling equipment	3-5	20-33
Furniture and fixtures	10-25	4-10
Offshore platforms	4	25
Transportation equipment	4-20	5-25
Pipelines	4	25
Software/computers	10-25	4-10

Related gains or losses from the sale or disposal of fixed assets are recognized in income for the period in which they are incurred. PEMEX amortizes its well assets using the units-of-production (“UOP”) method. The amount to be recognized as amortization expense is calculated based upon the number of equivalent barrels of crude oil extracted from each specific field as compared to the field’s total proved developed reserves.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Figures stated in thousands of Mexican pesos as of December 31, 2007 at purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

The Reglamento de Trabajos Petroleros (“Petroleum Works Law”) provides that once a well turns out to be dry, is invaded with salt water, is abandoned due to mechanical failure or when the well’s production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken for the purpose of properly and definitively isolating the cross formations in the perforation that contains oil, gas or water, in order to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtain approval from the Ministry of Energy for the dismantlement of hydrocarbon installations, either for the purpose of replacing them with new installations or for permanent retirement.

The costs related to wells subject to abandonment and dismantlement are recorded at their present values as liabilities on a discounted basis when incurred, which is typically at the time the wells first start drilling. The amounts recorded for these obligations are initially recorded by capitalizing the respective costs. Over time the liabilities will be accreted by the change in their present value during each period and the initial capitalized costs will be depreciated over the useful lives of the related assets based on the UOP method. In the case of non-producing wells subject to abandonment and dismantlement, the full dismantlement and abandonment cost is recognized at the end of each period.

The carrying value of these long-lived assets is subject to an annual impairment assessment (see Notes 3j. and 9).

j.	Impairment of the value of long-lived assets

PEMEX evaluates periodically the values of long-lived assets to determine whether there is any indication of potential impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net revenues expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated net revenues, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. During 2007, no impairment charge was recognized by PEMEX. At December 31, 2006 and 2005, PEMEX recorded an impairment charge related to long-lived assets of Ps. 703,247 and Ps. 1,432,691, respectively. (see Note 9d.).

k.	Accruals

PEMEX recognizes, based on management estimates, accruals for those present obligations for which the transfer of assets or the rendering of services is probable and arises as a consequence of past events, primarily the payment of salaries and other employee payments as well as environmental liabilities, in certain cases, such amounts are recorded at their present value.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Figures stated in thousands of Mexican pesos as of December 31, 2007 at purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

l.	Labor obligations

The accumulated benefits related to pensions, seniority premiums, other post- retirement benefits, and employment termination for causes other than restructuring, to which all employees are entitled are recorded in the income statement for the year in which employees rendered services in accordance with actuarial valuations, using the projected unit-credit method (see Note 12). The amortization of the prior service cost of such services, which has not been recognized, is based on the employees’ remaining average years of services. As of December 31, 2007, the remaining average years of services of PEMEX’s employees participating in the plan was approximately 11 years.

The plan for other post-retirement benefits includes cash to retired personnel and their dependents for gas, gasoline and necessities, as well as medical services that are provided using PEMEX’s infrastructure. (See Note 12).

Effective on January 1, 2005, PEMEX adopted the amendments of Bulletin D-3, which provide additional valuation and disclosure requirements for recognizing severance payments paid to employees upon dismissal. The adoption of these provisions resulted in the recognition of an initial liability related to prior service costs in the amount of Ps. 1,427,872 and a charge to income upon adoption in the same amount, which is presented in the consolidated statement of operations as part of the cumulative effect of adoption of new accounting standards.

m.	Derivative financial instruments and hedging operations

As of January 1, 2005, PEMEX adopted the provisions of Bulletin C-10, “Derivative Financial Instruments and Hedging Operations” (“Bulletin C-10”) issued by the Mexican Institute of Public Accountants, which provide expanded guidance for the recognition, valuation and disclosure applicable to derivative financial instruments designed as hedges and embedded derivatives. The adoption of these provisions resulted in the recognition of an initial cumulative effect to the comprehensive loss in equity of Ps. 6,824,799 and a charge to income for the year of Ps. 477,996, which is presented in the consolidated statement of operations as part of the cumulative effect of adoption of new accounting standards (see Note 11).

As of December 31, 2007 and 2006, derivative financial instruments shown in the balance sheet are recorded at their fair value in accordance with the provisions of Bulletin C-10 (see Note 11).

n.	Financial instruments with characteristics of liability, equity or both

Financial instruments issued by PEMEX with characteristics of equity or liabilities, or both, are recorded at the time of issuance as a liability, equity or both, depending on the components involved. Initial costs incurred in the issuance of those instruments are assigned to liabilities and equity in the same proportion as the amounts of their components. Gains or

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Figures stated in thousands of Mexican pesos as of December 31, 2007 at purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

losses related to the components of financial instruments classified as liabilities are recorded as part of comprehensive financing result. The distribution of profits to the owners of the components of financial instruments classified as equity is charged to equity.

o.	Restatement of equity, other contributions and retained earnings

The restatement of equity, other contributions and accumulated losses is determined by applying factors derived from the NCPI from the dates of contributions to the most recent year end.

p.	Cumulative effect of the Hydrocarbon tax

The cumulative effect from the hydrocarbon reserve tax represents the effect from the initial recognition of cumulative deferred taxes.

q.	Surplus in the restatement of equity

The surplus in the restatement of equity is related to the cumulative results from the initial net monetary position and the results from holding non-monetary assets (mainly inventories and properties and equipment), restated in Mexican pesos with purchasing power as of the most recent balance sheet date.

r.	Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production, price forecasts and revenues from oil and refined products. Petróleos Mexicanos and the Subsidiary Entities are not subject to the Ley del Impuesto Sobre la Renta (“Income Tax Law”), the Ley del Impuesto al Activo (“Asset Tax Law”) or the Ley del Impuesto Empresarial a Tasa Única (“Flat Rate Business Tax”) (see Note 19).

s.	Special Tax on Production and Services (IEPS Tax)

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer’s price, freight costs, commissions and the region in which the respective product is sold.

t.	Revenue recognition

For all export products, risk of loss and ownership title is transferred upon shipment, and thus PEMEX records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time delivery is taken. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Figures stated in thousands of Mexican pesos as of December 31, 2007 at purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

u.	Comprehensive result

Comprehensive result represents the sum of net income (loss) for the period plus the effect of inflation restatement, the net effect of exchange rate fluctuations, the effect of valuation of financial instruments designated as cash flow hedges, the equity effect of labor reserve and items required by specific accounting standards to be reflected in equity but which do not constitute equity contributions, reductions or distributions, and is restated on the basis of NCPI factors (see Note 13).

v.	Comprehensive financing result

Comprehensive financing result includes interest income and expense, foreign exchange gains and losses, monetary position gains and losses and valuation effects of financial instruments, reduced by the amounts capitalized.

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Exchange differences arising from assets and liabilities denominated in foreign currencies are recorded in operations for the year.

Monetary position gains and losses are determined by multiplying the difference between monetary assets and liabilities at the beginning of each month, including deferred taxes, by inflation rates through year end. The aggregate of these results represents the monetary gain or loss for the year arising from inflation, which is reported in operations for the year.

w.	Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured (see Note 16).

x.	Deferred taxes

Deferred taxes are recorded based on the assets and liabilities comprehensive approach method, which consists of the recognition of deferred taxes by applying the tax rate to the temporary differences between accounting and the tax basis of assets and liabilities. Based on the new fiscal regime enacted in 2005 and applicable to Petróleos Mexicanos and the Subsidiary Entities effective January 1, 2006, Pemex-Gas and Basic Petrochemicals established a deferred tax liability primarily as the result of temporary differences related to advances from customers, accruals and fixed assets. In addition, certain Subsidiary Companies have historically recorded deferred tax liabilities based on concepts similar to those discussed above (see Note 19).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Figures stated in thousands of Mexican pesos as of December 31, 2007 at purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

y.	Accounting changes

The FRS B-3, Statement of Income, issued by the Mexican Board for Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera or “CINIF”) became effective beginning January 1, 2007. Accordingly, the accompanying statement of income for 2006, has been modified for reporting as provided under this FRS, which, together with the Interpretación a las Normas de Información Financiera (Interpretation of Financial Reporting Standards or “INIF”) 4, modified the general guidelines for the presentation and structure of the statement of income, eliminating the special and extraordinary items classifications.

In addition, this FRS requires that ordinary costs and expenses be classified based on their purpose, function, or a combination of both. Since PEMEX is an industrial entity, ordinary costs and expenses are classified in order to present the gross income margin.

•

FRS D-6, Capitalization of Comprehensive Financial Results (“CFR”) issued by the CINIF, became effective beginning January 1, 2007. This FRS establishes the requirement to capitalize CFR attributable to certain assets having an extended acquisition period prior to being put into use (see Note 9a.)

Certain line items in the consolidated financial statements as of December 31, 2006 have been reclassified in order to make the presentation comparable to the corresponding line items in the consolidated financial statements as of December 31, 2007.

In addition certain reclassifications have been made to 2006 and 2005 amounts presented in the consolidated financial statements and related notes to conform such amounts and disclosures to the December 31, 2007 consolidated financial statement presentation.

z.	Convenience translation

U.S. dollars shown in the balance sheets, the statements of operations, the statements of changes in equity and statements of changes in financial position have been included solely for the convenience of the reader. Such amounts are translated from pesos, as a matter of arithmetic computation only, at the exchange rate for the settlement of obligations in foreign currencies provided by Banco de México and the SHCP at December 31, 2007 of 10.8662 pesos per one U.S. dollar. Translations herein should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing rate or any other rate.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Figures stated in thousands of Mexican pesos as of December 31, 2007 at purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

NOTE 4—FOREIGN CURRENCY EXPOSURE:

As of December 31, 2007 and 2006, the consolidated financial statements of PEMEX included the following assets and liabilities denominated in foreign currencies and were as follows:

	Amounts in foreign currency (Thousands)
	Assets	Liabilities	Net liability position	Year-end Exchange rate	Amounts in pesos
2007:
U.S. dollars	16,950,060	(30,083,877)	(13,133,817)	10.8662	Ps.	(142,714,682)
Japanese yen	—	(142,217,370)	(142,217,370)	0.0973		(13,837,750)
Pounds sterling	230	(402,411)	(402,181)	21.6074		(8,690,086)
Euros	9,371	(5,932,198)	(5,922,827)	15.8766		(94,034,355)
Swiss francs	—	(260)	(260)	9.5957		(2,495)
Currency Danish crowns	—	(250)	(250)	2.0075		(502)

Total liability position, before foreign currency hedging					Ps.	(259,279,870)

	Amounts in foreign currency (Thousands)
	Assets	Liabilities	Net liability position	Year-end Exchange rate	Amounts in nominal pesos
2006:(1)
U.S. dollars	20,872,208	(46,944,810)	(26,072,603)	10.8810	Ps.	(283,695,982)
Japanese yen	—	(150,040,948)	(150,040,948)	0.0913		(13,698,739)
Pounds sterling	711	(401,812)	(401,101)	21.3061		(8,545,898)
Euros	23,635	(4,201,854)	(4,178,219)	14.3248		(59,852,152)
Swiss francs	562,443	(443,338)	119,105	8.9064		1,060,797

Total liability position, before foreign currency hedging					Ps.	(364,731,974)

(1)	The figures of December 31, 2006 in pesos are stated in thousands of Mexican pesos as of December 31, 2006 purchasing power (nominal value). Furthermore, as of December 31, 2007 and 2006, PEMEX had foreign exchange hedging instruments, which are discussed in Note 11.

NOTE 5—CASH AND CASH EQUIVALENTS:

At December 31, cash and cash equivalents were as follows:

	2007		2006
Cash on hand and in banks	Ps.	64,578,352	Ps.	95,760,432
Marketable securities		106,418,888		100,016,025

	Ps.	170,997,240	Ps.	195,776,457

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Figures stated in thousands of Mexican pesos as of December 31, 2007 at purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

NOTE 6—ACCOUNTS, NOTES RECEIVABLE AND OTHER:

At December 31, accounts, notes receivable and other receivables were as follows:

	2007		2006
Domestic customers	Ps.	40,506,098	Ps.	34,729,334
Export customers		25,430,178		19,625,463
Negative IEPS Tax pending to be credited (Note 19)		32,943,613		13,372,968
Advance payments to Mexican Government of minimum guaranteed dividends (Note 14)		4,270,225		268,990
Specific funds (Note 14)		11,858,575		35,589,790
Employees and officers		3,648,372		3,174,902
Tax credits		4,035,632		1,505,183
Other accounts receivable		30,308,784		31,570,645

		153,001,477		139,837,275
Less allowance for doubtful accounts		(1,490,934)		(2,674,170)

	Ps.	151,510,543	Ps.	137,163,105

NOTE 7—INVENTORIES:

At December 31, inventories were as follows:

	2007		2006
Crude oil, refined products, derivatives and petrochemical products	Ps.	87,971,050	Ps.	56,796,075
Materials and supplies in stock		6,370,017		6,673,156
Materials and products in transit		148,376		300,123

		94,489,443		63,769,354
Less allowance for slow-moving and obsolete inventory		(1,346,307)		(1,705,556)

	Ps.	93,143,136	Ps.	62,063,798

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Figures stated in thousands of Mexican pesos as of December 31, 2007 at purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

NOTE 8—INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASOCCIATED:

The investments in shares of non-consolidated subsidiaries affiliates and others were as follows:

Subsidiaries and affiliates shares:	Percentage of Investment	Carrying value at December 31,
		2007		2006
Repsol YPF, S.A.(1)	5.00%	Ps.	23,146,258	Ps.	23,192,819
Deer Park Refining Limited(2)	50.00%		7,113,824		5,924,890
Instalaciones Inmobiliarias para Industrias, S.A. de C.V.	100.00%		1,122,215		1,110,643
Servicios Aéreos Especializados Mexicanos, S.A. de C.V.	49.00%		5,147		5,147
Other- net			1,675,910		2,527,447

Total investments		Ps.	33,063,354	Ps.	32,760,946

	For the year ended December 31,
Profit sharing in non-subsidiaries and affiliates:	2007		2006		2005
Repsol YPF, S.A.(1)	Ps.	588,729	Ps.	3,621,872	Ps.	2,610,657
Deer Park Refining Limited(2)		4,944,329		6,419,178		6,004,199
Instalaciones Inmobiliarias para Industrias, S.A. de C.V.		11,996		32,527		43,809

Total profit sharing	Ps.	5,545,054	Ps.	10,073,577	Ps.	8,658,665

(1)	PEMEX owned 59,884,453 and 59,404,128 shares of Repsol YPF, S.A. at December 31, 2007 and 2006, respectively.
(2)	PMI NASA has a 50% joint venture with Shell Oil Company, through which it owns a 50% interest in a petroleum refinery located in Deer Park, Texas. The investment is accounted for under the equity method. During 2007, 2006 and 2005, PEMEX recorded Ps. 4,944,329, Ps. 6,419,178 and Ps. 6,004,199 of profits, respectively, related to its equity in the results of the joint venture, which has been recorded under “profit sharing in non-consolidated subsidiaries and affiliates” in the statement of operations. In 2006 and 2005, PEMEX paid the joint venture Ps. 11,078,973 and Ps. 10,742,295, respectively, for the processing of crude oil. As of December 31, 2006 the contract between PMI NASA and Pemex-Refining, was concluded and it was not renewed.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Figures stated in thousands of Mexican pesos as of December 31, 2007 at purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

NOTE 9—PROPERTIES, PLANT AND EQUIPMENT:

At December 31, components of properties, plant and equipment were as follows:

	2007		2006
Plants	Ps.	379,268,733	Ps.	357,366,268
Pipelines		296,304,941		278,873,434
Wells		466,157,259		412,518,087
Drilling equipment		22,226,019		22,363,980
Buildings		47,681,968		42,210,278
Offshore platforms		160,543,843		139,223,391
Furniture and equipment		36,440,294		34,809,700
Transportation equipment		14,146,501		14,008,239

		1,422,769,558		1,301,373,377
Less:
Accumulated depreciation and amortization		(760,177,709)		(693,295,137)

Net value		662,591,849		608,078,240
Land		39,842,669		42,164,885
Construction in progress		90,720,481		86,150,194
Fixed assets to be disposed of		690,454		802,138

Total	Ps.	793,845,453	Ps.	737,195,457

a)	PEMEX capitalized interest associated with the construction or installation of property, plant and equipment, totaling Ps. 6,996,305 and Ps. 5,541,036, as of December 31, 2007 and 2006, respectively. Starting in 2007, as part of the adoption of NIF-6, PEMEX capitalized Ps 5,350,849 of comprehensive financing costs related to qualified fixed assets, as these costs were directly related to investments during the acquisition phase of a project.

b)	Total depreciation of fixed assets and amortization of wells for the years ended December 31, 2007, 2006 and 2005 were Ps. 72,591,718, Ps. 65,672,189 and Ps.56,995,357, respectively, which includes amortization costs related to dismantlement and abandonment cost for the years ended December 31, 2007, 2006 and 2005 of Ps. 2,554,062, Ps. 508,361 and Ps. 1,370,730, respectively.

c)	As of December 31, 2007 and 2006, the capitalized portion related to dismantlement and abandonment costs, net of accumulated amortization, and determined based on the present value (discounted) of the project cost, was Ps. 17,148,400 and Ps. 16,027,307, respectively.

d)	During 2007 PEMEX performed its impairment review of the value of long-live assets and concluded that there was no impairment for the year. As of December 31, 2006 and 2005, PEMEX recognized cumulative impairment charges in the value of the long-lived assets amounting to Ps. 14,593,955 and Ps. 13,890,780, respectively. (see Note 3j.).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Figures stated in thousands of Mexican pesos as of December 31, 2007 at purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

NOTE 10—DEBT:

Under the Ley General de Deuda Pública (“General Law of Public Debt”), the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit or “SHCP”) authorizes the Mexican Government entities, in this case Petróleos Mexicanos and the Subsidiary Entities, to negotiate and execute external financing agreements, defining the requirements that must observed in each case.

In addition, PEMEX is authorized to enter into and manage public debt of the Mexican Government and to guarantee these transactions to international organizations of which Mexico is part of and to national and international public and private entities.

In 2007, significant financing activities of Petróleos Mexicanos were as follows:

Petróleos Mexicanos obtained US$ 7,310 under lines of credit granted by export credit agencies. These loans bear interest at fixed and variable rates with various maturity dates through 2012.

During 2007, the Master Trust undertook the following financing activities for PIDIREGAS:

a.	The Master Trust obtained credit lines from export credit agencies totaling US$ 1,002,629.

b.	During the second quarter of 2007, the Master Trust repurchased, in the open market certain amount of its outstanding U.S. dollar-denominated debt securities with maturities between 2008 and 2027. The total principal amount repurchased in this program was equal to US$ 1,139,696. These securities were cancelled after their repurchase.

c.	On October 18, 2007, the Master Trust utilized the full amount of its syndicated revolving credit facility in the amount of US$ 2,500,000. This credit line was signed on September 14, 2007; it may be used either by Petróleos Mexicanos or the Master Trust; the credit line consists of two tranches, A and B, with terms of three and five years, respectively and bears interest at rates of LIBOR plus 20 basis points for tranche A and 25 basis points for tranche B; and matures in 2010 and 2012, respectively; and each of the tranches may be extended twice, by one year. This credit line replaces the two previously syndicated revolving credit lines, each in the amount of US$ 1,250,000.

d.	On October 22, 2007, the Master Trust issued notes for the amount of US$ 2,000,000, of which US$ 1,500,000 notes were issued at a coupon rate of 5.75% due in 2018 and US$ 500,000 bonds at a coupon rate of 6.625%, due in 2035. This issuance was a second reopening of an issuance which took place on June 8, 2005.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Figures stated in thousands of Mexican pesos as of December 31, 2007 at purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

e.	During the fourth quarter of 2007, the Master Trust repurchased in the open market US$ 5,763,333, of notes, which represent a part of its own debt in notes with maturities between 2008 and 2027, as well as certain amount of its U.S. dollar-denominated perpetual notes. These securities were cancelled after their repurchase.

In 2006, significant financing activities of Petróleos Mexicanos were as follows:

a.	Petróleos Mexicanos obtained credit lines from export credit agencies totaling US$ 56,241. These loans bear interest at fixed and variable rates with various maturity dates through 2012.

b.	Petróleos Mexicanos drew a total amount of US$ 3,300,000 of under its revolving credit lines. These credit lines may be utilized by Petróleos Mexicanos and the Master Trust.

c.	On February 13, 2006, the Master Trust completed an exchange offer pursuant to which the Master Trust issued notes with a principal amount totaling US$ 185,310 in exchange for an equal principal amount of notes previously issued by Petróleos Mexicanos, through a reopening of an original exchange offer made in December 2004. As a result of this second exchange, the Master Trust issued new notes and subsequently received cash payments from Petróleos Mexicanos upon the cancellation of the Petróleos Mexicanos notes acquired by the Master Trust.

Cash payments were made on the following dates and in the following amounts:

June 1, 2006	US$	41,254
June 2, 2006		54,011
August 3, 2006		90,045

Total	US$	185,310

During 2006, the Master Trust undertook the following financing activities for PIDIREGAS:

a.	The Master Trust obtained credit lines from export credit agencies totaling US$ 1,914,184 and US$ 4,250,000 by refinancing a syndicated loan in two tranches of US$ 1,500,000 and US$ 2,750,000 due in five and seven years, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Figures stated in thousands of Mexican pesos as of December 31, 2007 at purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

b.	On February 2, 2006, the Master Trust reopened two series of notes issued on June 8, 2005 under its Medium-Term Notes Program Series A in two tranches: US$ 750,000 of 5.75% Notes due in 2015, and US$ 750,000 of 6.625% Notes due in 2035, both of which are guaranteed by Petróleos Mexicanos.

c.	The Master Trust drew a total aggregate amount of US$ 2,250,000 of its revolving credit lines guaranteed by Petróleos Mexicanos. These credit lines may be utilized by Petróleos Mexicanos and the Master Trust.

During 2006, the Fideicomiso F/163 undertook the following financing activity:

On June 16, 2006, the Fideicomiso F/163 issued publicly-traded notes (certificados bursatiles) in the amount of Ps. 10,000,000 (in nominal terms), due in seven years, with a monthly interest rate of Tasa de Interés Interbancaria de Equilibrio (the Mexican Interbank Interest Rate or “TIIE”) less 0.07% and guaranteed by Petróleos Mexicanos.

Various credit facilities require compliance with various operating covenants which, among other things, place restrictions on the following types of transactions:

•	The sale of substantial assets essential for the continued operations of the business;

•	Liens against its assets; and

•	Transfers, sales or assignments of rights to payment under contracts for the sale of crude oil or gas not yet earned, accounts receivable or other negotiable instruments.

As of December 31, 2007 and 2006, PEMEX was in compliance with the operating covenants described above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Figures stated in thousands of Mexican pesos as of December 31, 2007 at purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

As of December 31, 2007 and 2006, long-term debt was as follows:

			December 31, 2007			December 31, 2006
	Rate of Interest(2)	Maturity	Pesos (thousands)		Foreign currency (thousands)	Pesos (thousands)		Foreign currency (thousands)
U.S. dollars:
Bonds	Fixed from 4.75% to 9.5% and LIBOR plus 0.425% to 1.8%	Various to 2035	Ps.	163,225,526	12,119,761	Ps.	238,931,860	21,163,109

Financing assigned to PIDIREGAS	Fixed from 3.23% to 7.69% and LIBOR plus 0.02% to 2.25%	Various to 2017		72,163,251	6,641,075		76,624,927	6,786,963

Purchasing loans and project financing	Fixed from 3.32% to 5.04% and LIBOR plus 0.0625% to 2%	Various to 2014		2,108,662	194,057		3,229,236	286,026

Leasing contracts	Fixed from 8.05% to 9.91%	Various to 2012		—	—		793,645	70,296

Credit lines	LIBOR plus 0.20% and 0.25%	Various to 2023		27,165,500	2,500,000		—	—

External trade loans	LIBOR plus 0.325% to 0.475%	Various to 2013		46,181,350	4,250,000		48,659,972	4,310,000

Bank loans	Fixed from 5.44% to 5.58% and LIBOR plus 0.7% to 1.9%	Various to 2013		5,107,114	470,000		7,056,260	625,000

Total financing in U.S. dollars				315,951,403	26,174,893		375,295,900	33,241,394
Euros:
Bonds	Fixed from 5.5% to 6.62%, and floating of 8.21467%	Various to 2025		50,857,376	3,203,291		60,800,196	4,090,634

Unsecured loans, banks and project financing	Fixed from 2%	2016		5,544	349		5,977	402

Total financing in Euros				50,862,920	3,203,640		60,806,173	4,091,036

Japanese yen:
Direct loans	Fixed from 4.2%	2009		468,081	4,810,695		683,590	7,216,043

Bonds	Fixed from 3.5%	2023		2,919,000	30,000,000		2,841,959	30,000,000

Project financing	Prime 2.9081% and Fixed from 1% to 2.4%	Various to 2017		10,871,232	111,729,003		9,772,409	103,158,512

Total financing in Yen				14,258,313	146,539,698		13,297,958	140,374,555

Sterling pound:

Bonds	Fixed 7.5%	2013		8,642,960	400,000		8,842,798	Various

Pesos:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Figures stated in thousands of Mexican pesos as of December 31, 2007 at purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

			December 31, 2007			December 31, 2006
	Rate of Interest(2)	Maturity	Pesos (thousands)		Foreign currency (thousands)	Pesos (thousands)		Foreign currency (thousands)
Certificates	TIIE less 0.07% and CETES plus 0.35% to 0.65%	Various to 2019		81,918,416			98,019,896

Syndicated bank loans	TIIE plus 0.35% and fixed from 8.4%	2008		3,500,000			7,263,130

Project financing and syndicated bank loans	Fixed from 11% and TIIE plus 0.4% to 0.48%	Various to 2012		12,333,333			14,872,123

Total financing in pesos				97,751,749			120,155,149

Total principal in pesos(1)				487,467,345			578,397,978

Plus: Accrued interest				58,565			1,563,831

Notes payable to contractors				13,352,690			10,753,711

Total principal and interest				500,878,600			590,715,520

Less: Short-term maturities				71,499,353			62,745,288

Current portion of notes payable to contractors				4,550,775			3,494,990

Total short-term debt				76,050,128			66,240,278

Long-term debt			Ps.	424,828,472		Ps.	524,475,242

	2008		2009		2010		2011		2012		2013 and thereafter		Total
Maturity of the principal outstanding for each of the years ending December 31,	Ps.	76,050,128	Ps.	67,453,662	Ps.	70,150,790	Ps.	56,261,413	Ps.	38,928,853	Ps.	192,033,754	Ps.	500,878,600

Notes to table:

(1)	Includes financing from foreign banks of Ps. 355,682,481 and Ps. 418,347,126 as of December 31, 2007 and 2006, respectively.
(2)	As of December 31, 2007 and 2006 the rates were as follows: LIBOR, 4.59625% and 5.37%, respectively; the Prime rate in Japanese yen, 1.875% and 1.625%, respectively; the Cetes rate, 7.62% for 91 days and 7.71% for 182 days and 7.17% for 91 days and 7.20% for 182 days, respectively; TIIE 7.37% and 8.95%, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of

December 31, 2007 and in thousands of U.S. dollars)

The total amount of notes payable to contractors at December 31, 2007 and December 31, 2006 are as follows:

	2007		2006
Total notes payable to contractors(1)(2)(3)(4)	Ps.	13,352,690	Ps.	10,753,711
Less: Current portion of notes payable to contractors		4,550,775		3,494,990

Notes payable to contractors (long-term)	Ps.	8,801,915	Ps.	7,258,721

(1)	On November 26, 1997, Petróleos Mexicanos and Pemex-Refining entered into a financed public works contract and a unit-price public works contract with Consorcio Proyecto Cadereyta Conproca, S.A. de C.V. The related contracts are for the reconfiguration and modernization of the Ing. Héctor R. Lara Sosa refinery in Cadereyta, N.L. The original amount of the financed public works contract was US$ 1,618,352 , plus a financing cost of US$ 805,648 , due in twenty semi-annual payments of US$ 121,200. The original amount of the unit-price public works contract was US$ 80,000, including a financing cost of US$ 47,600 payable monthly based on the percentage of completion. At December 31, 2007 and 2006, the outstanding balances of the respective contracts were Ps. 5,854,295 and Ps. 8,186,797, respectively.
(2)	On June 25, 1997, PEMEX entered into a 10-year service agreement with a contractor for a daily fee of US$ 82.50 for the storage and loading of stabilized petroleum by means of a floating system (“FSO”). At December 31, 2007 and 2006, the outstanding balances were Ps. 242,888 and Ps. 531,296, respectively.
(3)	PEMEX has Financed Public Works Contracts (“FPWC”) (formerly known as Multiple Services Contracts or “MSCs”) pursuant to which the hydrocarbons and construction in progress are property of PEMEX. Pursuant to the FPWC, the contractors manage the work in progress, classified as development, infrastructure and maintenance. As of December 31, 2007 and 2006, PEMEX has an outstanding payable amount of Ps. 3,228,735 and Ps. 2,035,618, respectively.
(4)	During 2007, a Floating Production Storage and Offloading (“FPSO”) vessel was purchased. The investment in the vessel totaled US$ 723,575, of which US$ 352,996 were paid in 2007 and the remaining amount of US$ 370,579 (Ps.4,026,772) as of December 31, 2007, will be paid over a period of 15 years.

NOTE 11—FINANCIAL INSTRUMENTS:

PEMEX’s cash flows arising from its commercial and financial activities are exposed to the volatility of interest rates, currency exchange rates and hydrocarbon prices in the national and international markets.

In order to supervise and mitigate the potential deviations of its cash flows, PEMEX has adopted a General Risk Management framework, which includes the regulation of derivative financial instruments.

Within this framework, the General Risk Management Policies and Guidelines are proposed by the Risk Management Committee and approved by the Board of Directors.

Functions for the Risk Management Committee (the “Committee”) include the authorization of the general strategies of risk management. The committee is comprised of representatives of PEMEX, the Central Bank of Mexico, the SHCP and PMI CIM.

Additionally the Risk Management Deputy Director designs and proposes to the Committee the institutional regulations and risk management strategies for managing financial market risk.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of

December 31, 2007 and in thousands of U.S. dollars)

(i) Counterparty risk from the use of derivative financial instruments

PEMEX is exposed to credit risk (or repayment risk) when the market value of these instruments is positive (favorable for PEMEX) since it faces a repayment risk if the counterparty fails to fulfill its performance obligations. When the fair value of a derivative contract is negative, the risk belongs to the counterparty.

In order to minimize this risk, PEMEX only enters into transactions with high credit quality counterparties based on credit ratings from rating agencies such as Standard & Poors and Moodys.

PEMEX’s derivative transactions are generally executed on the basis of standard agreements and in general, collateral for financial derivative transactions is neither provided nor received.

(ii) Interest rate risk management

PEMEX is exposed to fluctuations in the interest rates applicable to different currencies. The predominant exposure is to LIBOR in U.S. dollars, due to the fact that most of its debt is denominated in U.S. dollars or hedged to U.S. dollars through currency swaps. The use of derivative financial instruments allows PEMEX to obtain an acceptable composition of fixed and variable rates in the debt portfolio.

The derivative financial instruments used in PEMEX’s hedging transactions consist principally of fixed-floating interest rate swaps, and under these instruments PEMEX has the right to receive payments based on LIBOR or Mexican interest rates (TIIE) and is entitled to pay a fixed rate.

(iii) Exchange rate risk management

Since a significant amount of PEMEX’s revenues is denominated in U.S. dollars, PEMEX generally obtains loans in U.S. dollars. However, PEMEX also borrows in currencies other than U.S. dollar in order to take advantage of existing financing conditions of these foreign currencies.

PEMEX has entered into currency swaps transactions as a hedging strategy against exchange fluctuations of debt issued in currencies other than U.S. dollars.

(iv) Commodity price risk management

Natural gas:

PEMEX offers to its customers derivative financial instruments as a value added service and PEMEX provides various hedging contracts to its customers in order to give them the option of protecting themselves against fluctuations in the price of its products. The risk that PEMEX acquires under these contracts is transferred to financial counterparties through its MGI Supply Ltd. Subsidiary.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of

December 31, 2007 and in thousands of U.S. dollars)

Crude oil:

Due to its fiscal regime, PEMEX transfers most of its risk related to crude oil prices to the Mexican Government. As a consequence, PEMEX generally does not enter into long-term hedging transactions against fluctuations in crude oil prices. During 2007 and 2006, PEMEX did not enter into any crude oil price hedging transactions.

(v) Fair value of derivative financial instruments

The fair value of derivative financial instruments is sensitive to movements in the underlying market rates and variables. PEMEX monitors the fair value of derivative financial instruments on a periodic basis. Fair values are calculated for each derivative financial instrument, and represent the price at which one party would assume the rights and duties of another party. Fair values of financial derivatives have been calculated using common market valuation methods with reference to available market data as of the balance sheet date.

•

The fair value for interest rate, exchange rate and hydrocarbon derivative instruments is determined by discounting future cash flows as of the balance sheet date, using market quotations for the instrument’s remaining life.

•	Prices for options are calculated using standard option-pricing models commonly used in the international financial market.

•	Exchange-traded energy futures contracts are valued individually at daily settlement prices quoted on the futures markets.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of

December 31, 2007 and in thousands of U.S. dollars)

(vi) Embedded derivatives

As of December 31, 2007, PEMEX recognized a net gain of Ps. 5,990,399 recorded in comprehensive financial result, as a result of the foreign currency embedded derivatives detected from contracts denominated in currencies other than the functional currency of PEMEX and its counterparties. These embedded derivatives have been modeled and valued as multiple currency forwards, by using models and inputs commonly used in the market and based on the expected exchange rates between Mexican pesos and the currency of each contract. If expected exchange rates as of the balance sheet date appreciate with respect to those observed at the signing date of each contract, the positive effects will increase.

(vii) Operations with derivative financial instruments

PEMEX enters into derivative financials transactions with the sole purpose of hedging financial risks related to its operations, assets, or liabilities. Nonetheless, some of these transactions do not qualify for hedge accounting and therefore are recorded in the financial statements as non-hedges, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate.

PEMEX seeks to mitigate the impact of market risk in its financials statements, through the establishment of a liability structure consistent with its expected operative cash flows.

As a result, PEMEX seeks to eliminate exchange rate risk of the debt issued in currencies other than pesos or U.S. dollars by entering derivative financial instruments contracts.

Likewise, the applicable accounting rules for derivative financial instruments, establish that a derivative cannot be designated as a hedge of another derivative; therefore, the derivatives offered by PEMEX to its clients, as a value added service, as well as those entered into with the opposite position in order to offset that effect, are treated for accounting purposes as non-hedges.

As of December 31, 2007 and 2006, the fair value of the derivative instruments was (Ps. 6,665,027) and (Ps. 8,982,308), respectively. These amounts include the derivative instruments designated as cash flow hedges and their fair value of (Ps. 977,664) and (Ps. 1,705,290), respectively, that were recorded under other comprehensive loss.

The following table shows the fair value and the notional amount of the over-the-counter derivative instruments, outstanding as of December 31, 2007 and 2006, which are designated as cash flow hedges:

	2007				2006
	Notional Value		Fair Value		Notional Value		Fair Value
Interest rate swaps:
Pay fixed/ receive variable	Ps.	14,211,489	Ps.	(1,267,432)	Ps.	17,741,995	Ps.	(1,877,925)

Cross-currency swaps:
Pay Mexican Peso / receive UDI	Ps.	11,901,650	Ps.	221,101	Ps.	—	Ps.	—

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of

December 31, 2007 and in thousands of U.S. dollars)

Derivative instruments designated as cash flow hedges that have the same critical characteristics as the item being hedged are considered to be highly effective.

In light of the foregoing, these instruments do not have an impact in earnings due to hedge inefficiency, and their fair value is recognized in its entirety as part of equity through other comprehensive income. The fair value of these instruments is reclassified into earnings at the same time as the hedged item cash flows affect earnings.

If a derivative instrument designated as a cash flow hedge is not effective, the ineffectiveness portion of its fair value has an impact on earnings and the effective portion is recorded as part of equity through other comprehensive income and is reclassified into earnings, while the hedged items cash flows affect earnings.

When a cash flow hedge is no longer effective, the accumulated gains or losses that were recorded in other comprehensive income have to remain in this account and be reclassified into earnings at the same time as the hedge item cash flows affect earnings; however, from that date forward, the derivative instrument will lose the hedge accounting treatment. As of December 31, 2007, only one interest rate swap designated as a cash flow hedge had lost its effectiveness.

As of December 31, 2007, a net loss of Ps. 1,479,284 was reclassified from other comprehensive income into earnings and it is estimated that in 2008 a net loss of Ps. 812,620 will be reclassified from other comprehensive income into earnings.

The following table shows the fair value and the notional amount of over-the-counter derivative instruments as of December 31, 2007 and 2006 that were treated for accounting purposes as non-hedges:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of

December 31, 2007 and in thousands of U.S. dollars)

	2007				2006
	Notional Value		Fair Value		Notional Value		Fair Value
Interest rate swaps pay fixed / receive variable	Ps.	5,000,000	Ps.	(185,719)	Ps.	5,187,950	Ps.	(381,586)
Cross-currency swaps:
Pay U.S. Dollar / receive Euros		44,730,188		3,549,308		59,713,915		1,796,741
Pay U.S. Dollar / receive Japanese Yen		13,549,835		(355,956)		13,310,235		(968,825)
Pay U.S. Dollar / receive Ponds Sterling		7,417,159		1,120,775		7,706,453		1,294,656

Natural gas swaps:
Pay fixed / receive variable	Ps.	5,163,787	Ps.	202	Ps.	5,683,033	Ps.	11,916,029
Pay variable / receive fixed		5,185,476		16,882		6,668,063		(11,883,888)
Pay variable / receive variable		472		470		2,493		(3,747)

Natural gas options:
Put
Purchase			Ps.	73,261			Ps.	31,953
Sale				(74,064)				384
Call
Purchase				361,510				117,280
Sale				(361,300)				(116,576)

Note: The exchange rates as of December 31, 2007 and 2006 were Ps. 10.8662 and 10.8810 per U.S. dollar, respectively.

As of December 31, 2007 and 2006, PEMEX recognized a net (loss) and a net profit of (Ps. 514,893) and Ps. 916,790, respectively, in the comprehensive financing cost related to operations with derivative financial instruments treated for accounting purposes as non-hedges.

As of December 31, 2007, PEMEX recognized a net loss of Ps. 702,173, in other revenues related to operations with derivative financial instruments treated for accounting purposes as non-hedges.

The estimated fair value of financial instruments other than derivatives for which it is practicable to estimate their value, as of December 31, 2007 and 2006, in nominal terms, is as follows:

	2007				2006
	Carrying value		Fair value		Carrying value		Fair value
Assets:
Cash and cash equivalents	Ps.	170,997,240	Ps.	170,997,240	Ps.	195,776,457	Ps.	195,776,457
Accounts receivable, notes and other		151,510,543		151,510,543		137,163,105		137,163,105
Derivative financial instruments		12,909,868		12,909,868		4,389,836		4,389,836

Liabilities:
Suppliers		35,138,344		35,138,344		37,102,983		37,102,983
Accounts and accumulated expenses payable		18,097,530		18,097,530		14,592,081		14,592,081
Taxes payable		146,593,355		146,593,355		45,006,644		45,006,644
Derivative financial instruments		13,584,495		13,584,495		13,372,143		13,372,143
Current portion of long-term debt		76,050,128		76,050,128		66,240,278		66,240,278
Long-term debt		424,828,472		442,731,344		524,475,242		556,153,282

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of

December 31, 2007 and in thousands of U.S. dollars)

The fair value of the financial instruments presented in the previous table appears for informative purposes.

The nominal value of financial instruments such as cash equivalents, accounts receivable and payable, taxes payable and current portion of long-term debt approximate their fair value because of their short maturities.

The fair value of long-term debt is determined by reference to market quotes, and, where quotes are not available, is based on discounted cash flow analyses. Because assumptions significantly affect the derived fair value and they are inherently subjective in nature, the estimated fair values may not necessarily be realized in a sale or settlement of the instrument.

NOTE 12—LABOR OBLIGATIONS:

PEMEX has established employee non-contributory retirement plans in accordance with the Ley Federal del Trabajo (“Federal Labor Law”) and under collective bargaining agreements. Benefits are determined based on years of service and final salary at retirement. Liabilities and costs of such plans, including those related to the seniority premium benefit, to which every employee is entitled upon termination of employment, are recorded in accordance with actuarial valuations performed by independent actuaries.

PEMEX partially funds its labor obligations through a Mexican trust structure, the resources of which come from the seniority premium item of the Governmental Budget, or any other item that substitutes or could be connected to this item, or that is associated to the same item and the interests, dividends and capital gains obtained from the investments of the trusts.

PEMEX has also established plans for other post-retirement benefit obligations whose actuarial amounts are determined by independent actuaries. Such plans include the following benefits: cash provided to the retired personnel and their dependents for gas consumption, gasoline and other basic necessities, as well as, medical services which are provided using PEMEX’s infrastructure.

Cash Flow:

Plan contributions and benefit paid were as follows:

	Retirement remunerations, seniority premiums, pension and indemnity				Other post-retirement benefits
	2007		2006		2007		2006
Contribution to the pension plan assets	Ps.	19,357,177	Ps.	13,221,734	Ps.	5,750,386	Ps.	5,207,690
Payments charged to the plan assets		13,449,831		11,839,880		5,750,386		5,207,690

Payments related to medical services provided to retired personnel were Ps. 2,609,707 and Ps. 2,574,209, during 2007 and 2006, respectively.

The cost, obligations and other elements of the pension plan, seniority premium plan and other post-retirement benefits plans different from restructuring, mentioned in Note 3l. of these financial statements, were determined, based on calculations prepared by independent actuaries as of December 31, 2007, 2006 and 2005.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of

December 31, 2007 and in thousands of U.S. dollars)

The components of net periodic cost for the years ended December 31, 2007, 2006 and 2005 are as follows:

	Retirement remunerations, seniority premiums, pension and indemnity						Other post-retirement benefits
	2007		2006		2005		2007		2006		2005
Net periodic cost:
Service cost	Ps.	9,167,594	Ps.	7,507,356	Ps.	6,513,609	Ps.	6,405,902	Ps.	5,881,745	Ps.	4,163,849
Financial cost		27,246,555		24,571,208		20,983,951		21,795,906		18,562,492		15,479,140
Return on plan assets		(26,007)		(51,860)		(185,989)		—		—
Amortization of prior services cost and plan amendments		677,353		663,036		364,519		4,483,931		4,447,357		4,478,314
Variances in assumptions and experience adjustments		1,319,028		671,355		(168,555)		(1,352,970)		(3,131,317)		(3,811,680)
Amortization of transition liability		6,133,654		6,114,252		6,157,546		6,407,047		6,357,929		6,402,163
Inflation adjustment		1,650,858		1,598,629		1,118,730		1,398,004		1,301,166		889,879

Total periodic cost		46,169,035		41,073,976		34,783,811		39,137,820		33,419,372		27,601,665
Recognition of severance payments		—		—		1,402,142		—		—		—

Net periodic cost	Ps.	46,169,035	Ps.	41,073,976	Ps.	36,185,953	Ps.	39,137,820	Ps.	33,419,372	Ps.	27,601,665

The actuarial present value of benefit obligations is as follows:

	Retirement remunerations, seniority premiums, pension and indemnity				Other post retirement benefits
	2007		2006		2007		2006
Vested benefit obligation value:
Vested benefit obligation	Ps.	206,364,293	Ps.	191,557,538	Ps.	—	Ps.	—

Accumulated benefit obligation (ABO)/ obligation	Ps.	357,768,687	Ps.	330,616,544	Ps	—	Ps.	—

Projected benefit obligation (PBO)/	Ps.	367,485,744	Ps.	336,758,891	Ps.	300,396,198		266,481,493
Plan assets at fair value		(7,664,407)		(2,118,402)		—		—

Projected benefit obligation over plan assets		359,821,337		334,640,489		300,396,198		266,481,493
Items to be amortized:
Prior services cost and plan amendments		(6,449,919)		(7,080,185)		(58,102,534)		(62,590,753)
Variances in assumptions and experience adjustments		(54,196,339)		(49,016,755)		743,034		14,811,311
Unamortized transition liability		(66,631,947)		(72,807,858)		(71,146,932)		(77,594,439)

Project liability net		232,543,132		205,735,691		171,889,766		141,107,612
Additional liability		123,768,374		124,821,880		—		—

Total liability	Ps.	356,311,506	Ps.	330,557,571	Ps.	171,889,766	Ps.	141,107,612

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of

December 31, 2007 and in thousands of U.S. dollars)

Significant assumptions used in determining the net periodic cost of plans are as follows:

	Retirement remunerations, seniority premiums, pension and indemnity		Other post-retirement benefits
	2007	2006	2007	2006
Discount rate	4.25%	4.25%	4.25%	4.25%
Rate of compensation increase	0.50%	0.50%	0.50%	0.50%
Expected long term rate of the return on plan assets	4.25%	4.25%	—	—
Employees’ average remaining labor life over which pending amortization items are amortized	11 years	12 years	11 years	12 years

Plan assets

The Plan assets are included into two trusts, Fondo Laboral Pemex (“FOLAPE”) and Fideicomiso de Cobertura Laboral y de Vivienda (“FICOLAVI”), which are managed by BBVA Bancomer, S. A. and a Technical Committee, which is composed of personnel from Petróleos Mexicanos and the trusts.

The weighted-average asset allocation of retirement benefits, for seniority premiums, pensions and other benefits are as follows:

	Retirement remunerations, Seniority premiums, Pension and indemnity		Other post-retirement benefits
Type of investment	2007	2006	2007	2006
Governmental securities	84.2%	71.0%	84.2%	71.0%
Fixed rate securities	15.8%	29.0%	15.8%	29.0%

Total	100.0%	100.0%	100.0%	100.0%

NOTE 13—COMPREHENSIVE (LOSS) INCOME:

Comprehensive (loss) income for the years ended December 31, 2007, 2006 and 2005 was as follows:

	2007		2006		2005
Net (loss) income	Ps.	(18,307,569)	Ps.	46,953,205	Ps.	(82,357,982)
Surplus in restatement of equity		18,638,402		4,064,648		8,184,288
Derivative financial instruments		656,699		5,274,109		(7,036,437)
Effect on equity from labor obligations		(3,432,792)		(18,871,922)		(21,672,659)
Other		—		710,094		—

Comprehensive (loss) income for the year	Ps.	(2,445,260)	Ps.	38,130,134	Ps.	(102,882,790)

NOTE 14—EQUITY:

On December 31, 1990, certain debt owed by Petróleos Mexicanos to the Mexican Government was capitalized as equity. This capitalization amounted to Ps. 22,334,195 in nominal terms (US$ 7,577,000) and was authorized by the Board of Directors. The capitalization agreement between Petróleos Mexicanos and the Mexican Government states that the Certificates of Contribution “A” constitute permanent capital. As a result, the Certificates of Contribution “A” are as follows:

	Amount
Certificates of Contribution “A” (nominal value)	Ps.	10,222,463
Inflation restatement increase		86,735,530

Certificates of Contribution “A” in Mexican pesos of December 31, 2007 purchasing power	Ps.	96,957,993

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of

December 31, 2007 and in thousands of U.S. dollars)

As a condition of this capitalization, Petróleos Mexicanos agreed to pay a minimum guaranteed dividend to the Mexican Government equal to the debt service for the capitalized debt in December 1990. The minimum guaranteed dividend consisted of the payment of principal and interest on the same terms and conditions as those originally agreed upon with international creditors through 2006, at the exchange rates on the date that such payments are made. Such payments must be approved annually by the Board of Directors. This minimum guaranteed dividend was extended until 2007, by the CA-164/2007 agreement.

During 2007 and 2006, Petróleos Mexicanos paid Ps. 4,270,225 and Ps. 268,990, (Ps. 263,329 nominal value) respectively, to the Mexican Government in advance for the minimum guaranteed dividend. These payments will be applied to final amount that the Board of Directors approves as the total annual dividend, which usually occurs in the following fiscal year.

In 2006, Board of Directors of Petróleos Mexicanos approved the capitalization (i.e., transfer to equity) of Ps. 621,009 (Ps. 594,987 nominal value) for infrastructure works, corresponding to resources from the Mexican Government in accordance with the Federal Revenue Law for 2004.

During 2006, in compliance with the agreement CA399/2004, the Board of Directors of Petróleos Mexicanos approved the capitalization of Ps. 652,310 (Ps. 608,068 nominal terms) of revenues at December 31, 2005, from the Mexican Government for infrastructure works in accordance with the Federal Income Law for 2004.

In December 2006, the Mexican Government made a payment in the amount of Ps. 47,454,593 (Ps. 45,735,400 nominal value) to Petróleos Mexicanos derived from excess revenues that were paid in accordance with the Federal Expenditure Budget for the 2006 fiscal year. This payment increased the equity of Petróleos Mexicanos and the Subsidiary Entities.

In December 2007, the Mexican Government made payments in the amount of Ps. 11,160,824, to Petróleos Mexicanos, which was capitalized in equity. This total includes two payments in the amount of Ps. 11,131,800 and Ps. 19,700, which were additionally received from the Fondo sobre Ingresos Excedentes (“FIEX”). PEMEX also capitalized interest in the amount of Ps. 9,324 which was related to these payments. This payment derived from excess revenues that were paid in accordance with the Ley de Presupuesto y Responsabilidad Hacendaria, (“Federal Budget and Fiscal Responsibility Law”) article 19, fraction IV, clauses b) and c). Additionally, in February 2008, the Mexican Government made another payment in the amount of Ps. 2,806,200, to Petróleos Mexicanos.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of

December 31, 2007 and in thousands of U.S. dollars)

In 2004, Petróleos Mexicanos signed an agency agreement (Funds for Specific Purposes-Trade Commission) with Banco Santader Serfin, S.A. as an agent in order to manage the funds transferred by the Mexican Government to Petróleos Mexicanos and Subsidiary Entities. According to the Ley de Ingresos de la Federación (“Federal Revenue Law”), these funds are to be utilized only for infrastructure works related to exploration, refining, gas and petrochemicals. Payments made by the Mexican Government that increase the equity of Petróleos Mexicanos and the Subsidiary Entities are deposited into the Fund for Specific Purposes—Trade Commission. As of December 31, 2007 and 2006, the balance of this account was Ps. 11,858,575 and Ps. 35,589,790, respectively (see Note 6).

NOTE 15—COMMITMENTS:

a.	During 2007, PEMEX purchased a Floating Production Storage and Offloading (“FPSO”) vessel. The basic function of this new vessel is the reception and processing of crude oil from marine wells. The tanker treats and separates oil and gas, in order to meet international API guidelines for exploration. Upon completion of this process, the tanker stores the product and distributes it to foreign clients’ shiPs. The tanker has a storage capacity of 2 million barrels and a distribution capacity of 1.2 million barrels per day.

Total investment in the vessel was US$ 723,575, of which US$ 352,996 was paid in 2007 and the balance will be due over a period of 15 years.

Future estimated payments are as follows:

2008	US$	25,267
2009		25,267
2010		25,267
2011		25,267
2012		25,267
2013 and thereafter		244,244

Total	US$	370,579

b.	PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell field. During 2007, an additional contract was incorporated, also with the purpose of supplying nitrogen to the Ku-Maloob-Zap field, extending the original contract until 2027. At December 31, 2007 and 2006, the value of the nitrogen to be supplied during the term of the contract was approximately Ps. 18,314,382 and Ps. 13,377,497, respectively. In the event of the annulment of the contract and depending on the circumstances, PEMEX has the right and obligation to acquiring the vendor’s nitrogen plant, under the terms of the contract.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of

December 31, 2007 and in thousands of U.S. dollars)

Future estimated payments are as follows:

2008	Ps.	1,969,805
2009		1,695,836
2010		1,717,418
2011		1,721,866
2012		1,742,658
More than 5 years		9,466,799

Total	Ps.	18,314,382

c.	During 2003, 2004 and 2005, PEMEX entered into Financed Public Work Contracts (“FPWCs”) (formerly known as Multiple Services Contracts or “MSCs”). In connection with these contracts, the contractor, at its own cost, has to administer and support the execution of the works in connection with the FPWCs, which are classified into categories of development, infrastructure and maintenance. The estimated value of the FPWCs as of December 31, is as follows:

Date of contract	Block	2007		2006
February 9, 2004	Olmos	US$	343,574	US$	343,574
November 21, 2003	Cuervito		260,072		260,072
November 28, 2003	Misión		1,035,580		1,035,580
November 14, 2003	Reynosa-Monterrey		2,437,196		2,437,196
December 8, 2003	Fronterizo		264,977		264,977
December 9, 2004	Pandura-Anáhuac		900,392		900,392
March 23, 2005	Pirineo		645,295		645,295
April 3, 2007	Nejo		911,509		—
April 20, 2007	Monclava		433,501		—

Total		US$	7,232,096	US$	5,887,086

d.	PEMEX, through PMI, enters into sale contracts for crude oil with foreign companies in international markets. The terms and conditions of these contracts are specific to each customer, and the contract durations vary, including evergreen contracts and long term contracts.

NOTE 16—CONTINGENCIES:

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Such contingent liabilities are discussed below.

(a)

PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (“General Law on Ecological Equilibrium and Environmental Protection”). To comply with this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of

December 31, 2007 and in thousands of U.S. dollars)

the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection, or “PROFEPA”) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of December 31, 2007 and 2006, the reserve for environmental remediation expenses totaled Ps. 2,093,440 and Ps. 2,398,258, respectively. This reserve is included in long-term liabilities in the balance sheet.

(b)	As of December 31, 2007, PEMEX was involved in various civil, commercial, tax, criminal, administrative, labor and arbitration lawsuits. Based on the information available, the amount claimed in connection with these lawsuits totaled approximately Ps. 39,209,855. At December 31, 2007, PEMEX had accrued a reserve of Ps. 10,453,830 for these contingent liabilities. Among these lawsuits, are the following:

i.	Pemex-Refining is a party to an arbitration proceeding (No. 11760/KGA) filed by CONPROCA, S.A. de C.V. (“CONPROCA”) before the International Chamber of Commerce, in which CONPROCA is seeking payment of US$ 633,100 related to construction and maintenance services in the Cadereyta refinery. Pemex-Refining filed a counterclaim against CONPROCA in the amount of US$ 907,000 (which includes the value added tax).

The arbitration panel notified the parties that it will issue an award on this matter on March 31, 2008. As of the date of these financial statements, such award has not been issued. Once it is issued, a hearing on damages will be held.

ii.	In April 2004, Construcciones Industriales del Golfo, S.A. de C.V. filed a civil claim against Pemex-Exploration and Production, (exp. 40/2004-VII), for a total amount of Ps. 15,237 plus US$ 219,584 for the removal of deposits in the Salamanca refinery. On September 28, 2007, a judgment was issued in favor of Pemex-Exploration and Production. The plaintiff filed an appeal against this judgment, which was denied on January 21, 2008. The plaintiff then filed a constitutional relief known as amparo, which is still pending.

iii.	In December 2003, Unión de Sistemas Industriales, S. A. filed a civil claim against Pemex-Refining (exp. 202/2003), seeking Ps. 393,095. The trial is in the evidentiary stages; expert evidence is still pending.

iv.	In December 2004, Corporación Mexicana de Mantenimiento Integral S. de R. L. de C. V. (“COMMISA”) filed an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Exploration and Production (IPC-01) for breach of a construction agreement in connection with two platforms in the Cantarell complex.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of

December 31, 2007 and in thousands of U.S. dollars)

On January 26, 2007, COMMISA filed a claim seeking US$ 292,043 and Ps. 37,537; and Pemex-Exploration and Production filed a counterclaim seeking US$ 125,897 and Ps. 41,513. On August 10, 2007, each party filed their responses to the claim and counterclaim, respectively. On September 10, 2007, both parties filed their replies, in which COMMISA modified its claim and is, as of the date of these financial statements, seeking US$ 319,900 and Ps. 37,200 in damages. On October 10, 2007, the parties filed their rejoinders. A hearing was held during which each party presented its case to the panel and filed its evidence. On February 15, 2008, the parties filed their pleadings.

The final award is expected to be issued before May 31, 2008 in accordance with a resolution issued by the ICA on February 14, 2008.

v.	An arbitration proceeding before the ICA was filed by COMBISA, S. de R. L. de C. V. (“COMBISA”) against Pemex-Exploration and Production (IPC-22) seeking US$ 235,770 for the alleged breach of a construction agreement in connection with three platforms in the Cantarell complex. Pemex-Exploration and Production responded to the claim and filed a counterclaim against COMBISA. On July 23, 2007, a final award was granted, pursuant to which COMBISA was ordered to pay US$ 4,600 and Pemex-Exploration and Production was ordered to pay US$ 61,300 as well as financial expenses and the corresponding value added tax. Both parties requested an additional decision to clarify this final award on November 16, 2007. The FCA modified the award such that total amount owed to COMBISA was corrected and Pemex-Exploration and Production was ordered to pay US$ 61,600 as well as financial expenses and the corresponding value added tax. The total amount owed to Pemex-Exploration and Production was ratified.

On January 30, 2008, Pemex-Exploration and Production and COMBISA executed a settlement agreement under which Pemex-Exploration and Production agreed to pay US$ 84,579 (plus the value added tax) and COMBISA agreed to pay US$ 4,594 plus the value added tax). This claim, which was initially for a total amount of US$ 235,770, concluded with a payment of US$ 91,983 to COMBISA.

vi.	COMMISA filed a claim before the ICA against Pemex-Exploration and Production (IPC-28) seeking approximately US$ 142,400 and Ps. 40,199 for, among other things, the alleged breach of a contract (PEP-O-IT-136/08) related to two vessels, the Bar Protector and Castoro 10, both of which are located in the Cantarell complex. Pemex-Exploration and Production filed a counterclaim. On February 11, 2008, Pemex-Exploration and Production was notified of an award pursuant which Pemex-Exploration and Production was ordered to pay Ps. 10,928 and US$ 75,075, plus the value added tax and US$ 200 related to arbitration expenses.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of

December 31, 2007 and in thousands of U.S. dollars)

COMMISA filed a request to execute this award, which was notified to Pemex-Exploration and Production on March 24, 2008. As of the date of these financial statements, an answer to this request will be filed by Pemex-Exploration and Production.

vii.	A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos Clientes o Empresas Sustitutos, A. C. against Pemex-Refining (exp. 262/2005-II) seeking approximately Ps. 1,647,629 for damages in connection with the alleged breach of a tank truck transportation agreement. On March 7, 2008 a final hearing was held in which both parites filed their allegations. A final judgement is still pending.

viii.	A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A. C. against Pemex-Refining (exp. 271/2005-I) asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years in accordance with the tank truck transportation agreement mentioned in paragraph vii above. On January 23, 2008, a final hearing was held in which both parites filed their allegations. A final judgement is still pending.

ix.	A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A. C. against Pemex-Refining, (295/2007), seeking a judicial judgment declaring the breach of a services agreement dated March 26, 1993 and damages, among other expenses.

On October 31, 2007, Pemex-Refining was summoned and a precautionary measure was granted to the plaintiff requesting Pemex-Refining to replace tank trucks and grant the appropiate authorizations. On November 5, 2007, Pemex-Refining filed a motion stating that the judge lacked jurisdiction, which was granted and the trial suspended. The resolution of this motion is still pending. A request for constitutional relief known as an amparo was filed by Pemex-Refining against the precautionary measure, which was accepted by the Juzgado Quinto de Distrito en Materia Civil (“Fifth Civil District Court”).

x.	A request for Constitutional relief known as an amparo was filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. for alleged violation of its mining concesions and for the excecution of development, infrastructure and manteinance works in non-associated gas fields under a public works contract (No. 414105826) and a modification of the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (“Regulatory Law to Article 27 of the Political Constitution Concerning Petroleum Affairs”). The purpose of this contract was to explore non-associated gas in the same fields where the plaintiffs have their mining concessions.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of

December 31, 2007 and in thousands of U.S. dollars)

The plaintiffs argue they have a right to exploit gas found in the fields located under their mining concessions. As of the date of these financial statements, a final judgment is still pending. A third arbitrator expert’s opinion on Geology and a constitutional hearing are still pending.

xi.	An arbitration proceeding before the ICA was filed by Tejas Gas de Toluca, S. de R.L. de C.V. against Gas Natural México S.A. de C.V. (“GNM”) and Pemex-Gas and Basic Petrochemicals seeking, among other things, compliance with a transportation agreement and its amendments as agreed in February, 2001 and November, 2001. This agreement was executed for the operation of the Palmillas-Toluca pipeline.

In February 2008, several hearings were held with the arbitration panel and the part involved, during which a summary of claims and counterclaims were presented. On February 26, 2008, the initial arbitration report was executed and a provisional arbitration calendar was agreed.

xii.	In connection with the claims filed by a group of Congressmen from the LIXth Legislature against Pemex-Exploration and Production related to the Financed Public Works Contracts program (“FPWC”), as of the date of these financial statements only one claim remains open since Pemex-Exploration and Production obtained a favorable judgement in the other similar claims filed by these plaintiffs.

The remaining claim relates to the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. (“PTD”) for the Cuervito natural gas production block before the Juzgado Noveno de Distrito en Materia Civil del Distrito Federal (“Ninth Civil District Court”) in Mexico City. On December 12, 2007, Pemex-Exploration and Production was summoned after an appeal filed by PTD was denied. Pemex-Exploration and Production filed a motion arguing the lack of capacity of the plaintiffs due to the termination of their positions as Congressmen. the trial is in the evidenciary stage.

xiii.	In August 2007, a civil claim (12/2007) was filed by Leoba Rueda Nava against Petróleos Mexicanos and Pemex-Refining. This claim was presented to the Juzgado Decimocuarto de Distrito del Décimo Circuito (“Fourteenth District Court of the Tenth Circuit”) in Coatzacoalcos, Veracruz. Plainiffs seek, among other things, civil liability and damages resulting from the pollution of land used to store oil waste in accordance with an agreement entered into by and among Leoba Rueda Nava, Petróleos Mexicanos and Pemex-Refining. The trial is in the evidenciary stage. Judicial inspection, confessional and testimonial evidences have been filed. As of the date of these financial statements expert opinions are still pending.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of

December 31, 2007 and in thousands of U.S. dollars)

xiv.	Administrative proceedings were initiated by the Federal Competition Commission (the “Commission”). On December 7, 2007, the Commission issued a resolution prohibiting Pemex-Refining from engaging in anti-competitive practices in trading and distributing greases and lubricants in service stations, without specifically requesting a modification or termination of a license agreement. Pemex-Refining filed an amparo against this resolution, which is still pending.

In January 2008, the Commission requested Pemex-Refining to provide evidence related to the compliance of a resolution issued by the Commission in 2003 in connection with this same subject. Pemex-Refining informed the Commission that a suspension was granted to Bardahl de México, S. A. de C. V. (“Bardahl”) in several amparos to maintain the exclusivity right of the Mexlub trademark until a final resolution was issued.

xv.	Several claims have been filed by Impulsora Jalisciense, S. A. de C. V. and Mexicana de Lubricantes, S. A. de C. V.

An amparo (1519/2005) was filed by Impulsora Jalisciense, S.A. de C.V., before the Juzgado Quinto de Distrito en Materia Administrativa (“Fifth Administrative District Court”) in the State of Jalisco. This proceeding has been joined with a pending proceeding filed by Bardahl against the execution of any resolutions lubricants manufactured by Bardahl.

These amparos are suspended due to several objections filed by Bardahl. A constitutional hearing is still pending.

xvi.	A civil claim (28/2007) was filed by Mexicana de Lubricantes, S. A. de C. V. against Pemex-Refining seeking, among other things, a judicial judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes, S. A. de C. V. and Pemex-Refining: 1) License and Trademark contract; 2) Basic greases supply contract; and 3) Manufacture contract of lubricants and greases for Petróleos Mexicanos and the Subsidiary Entities. The claim was summoned and Pemex-Refining was required to file its response in April.

The result of these proceedings is uncertain since their final resolution will be issued by the appropriate authorities.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of

December 31, 2007 and in thousands of U.S. dollars)

NOTE 17—HYDROCARBON RESERVES (Unaudited)

Under the Mexican Constitution and the Organic Law of Petróleos Mexicanos and the Subsidiary Entities, all oil and other hydrocarbons reserves are property of the Mexican Nation. Under the Organic Law, PEMEX has the exclusive rights to extract and exploit Mexico’s petroleum reserves. However, given that such reserves are not PEMEX’s property, they are not recorded on PEMEX’s accounting records. Beginning in 1997, PEMEX reviewed the procedures to calculate such reserves in accordance with the regulations of the U.S. Securities and Exchange Commission, established in Rule 4-10(a) of Regulation S-X of the United States Securities Act of 1934 (“Rule 4-10(a)”). Based on technical studies internally performed in accordance with Rule 4-10(a), the estimated crude oil and gas reserves were 14.7 billion of barrels of crude oil as of December 31, 2007 and 15.5 billions as of December 31, 2006. These reserves may be increased based on adjustment by reviewing engineers, increases and developments and decreased based on production of the year. The estimate of such reserves could vary from one analyst to another. In addition, the results of drilling, testing and production subsequent to the date of the estimate are used for future reviews of these reserves.

NOTE 18—SEGMENT FINANCIAL INFORMATION:

PEMEX’s primary business is the exploration and production of crude oil and natural gas and refining and marketing of petroleum products, conducted through four business segments: Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. Management makes decisions related to the operations of the consolidated business along these four strategic lines.

The primary sources of revenue for the segments are as described below:

•

Pemex-Exploration and Production earns revenues from domestic crude oil sales, as well as from the export of crude oil, through PMI Group, to international markets. Export sales are made through PMI Group to approximately 25 major customers in various foreign markets. Less than half of PEMEX crude oil is sold domestically; however, these amounts are in large part sufficient to satisfy Mexican domestic demand.

•

Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Pemex-Refining’s sales are to third parties and occur within the domestic market. The entity supplies the Comisión Federal de Electricidad (“CFE”) with a significant portion of its fuel oil production. Pemex-Refining’s most important products are different types of gasoline.

•

Pemex-Gas and Basic Petrochemicals earns revenues primarily from domestic sources. Pemex-Gas and Basic Petrochemicals also consumes high levels of its own natural gas production. Most revenues of this entity are obtained from the sale of ethane and butane gas.

•

Pemex-Petrochemical is engaged in the sale of petrochemical products to the domestic market. Pemex-Petrochemicals offers a wide range of products that generate large revenues, the majority of which come from methane derivatives, ethane derivatives and aromatics and derivatives.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of

December 31, 2007 and in thousands of U.S. dollars)

In making performance analyses for the entities, PEMEX’s management focuses on sales volumes and gross revenues as primary indicators of the performance analyses.

Income (loss) and identifiable assets for each segment have been determined before intersegment adjustments. Sales between segments are made at internal transfer prices established by PEMEX, which reflect international market prices.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of

December 31, 2007 and in thousands of U.S. dollars)

Following is the condensed financial information of these segments:

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies		Intersegment Eliminations		Total
Year ended December 31, 2007
Sales -
Trade	Ps.	—	Ps.	430,382,930	Ps.	139,963,302	Ps.	21,701,729	Ps.	542,926,858	Ps.	—	Ps.	1,134,974,819
Intersegment		912,295,482		42,229,528		82,940,711		35,942,074		247,993,773		(1,321,401,568)		—
Services income		—		—		—		—		1,880,032		(819,423)		1,060,609
Total net sales		912,295,482		472,612,458		222,904,013		57,643,803		792,800,663		(1,322,220,991)		1,136,035,428
Gross income		740,811,644		(81,024,508)		15,816,747		(6,559,693)		41,180,144		(34,854,648)		675,369,686
Operating income (loss)		707,401,828		(114,306,785)		7,335,910		(14,115,424)		5,850,043		(1,734,890)		590,430,682
Comprehensive financing cost		(25,561,647)		(5,764,552)		1,071,281		(1,181,167)		10,097,224		1,292,274		(20,046,587)
Net income (loss)		19,966,387		(45,653,619)		4,958,173		(16,085,945)		(11,473,248)		29,980,683		(18,307,569)
Depreciation and amortization		57,262,960		10,159,674		3,437,370		1,091,848		639,866		—		72,591,718
Labor cost reserve		29,124,816		28,579,131		6,491,464		8,215,002		12,896,453		—		85,306,866
Taxes and duties		663,549,438		3,846,738		5,537,391		257,203		4,064,958		—		677,255,728
Acquisition of fixed assets		99,252,970		22,912,301		5,871,320		998,725		324,582		—		129,359,898
Total assets		1,237,968,403		417,393,498		133,970,702		79,872,062		2,331,376,672		(2,870,300,731)		1,330,280,606
Current assets		630,760,334		229,536,695		85,311,492		58,650,943		495,164,854		(1,070,863,531)		428,560,787
Investments in shares		342,538		157,094		1,095,666		—		612,696,004		(581,227,948)		33,063,354
Fixed assets		565,433,958		162,585,821		42,005,574		15,569,956		8,250,144		—		793,845,453
Current liabilities		191,867,210		148,709,748		33,463,623		8,896,698		929,478,616		(1,022,952,043)		289,463,852
Labor reserve		180,931,471		178,386,606		40,791,915		49,058,100		79,033,180		—		528,201,272
Total liability		998,713,758		377,308,387		85,452,634		59,275,500		2,262,119,197		(2,502,496,731)		1,280,372,745
Equity		239,254,644		40,085,112		48,518,068		20,596,562		69,257,475		(367,804,000)		49,907,861

Year ended December 31, 2006
Sales -
Trade	Ps.	—	Ps.	406,963,236	Ps.	138,687,862	Ps.	21,638,776	Ps.	535,144,047	Ps.	—	Ps.	1,102,433,921
Intersegment		890,012,141		46,242,429		83,058,212		9,654,394		171,981,054		(1,200,948,230)		—
Services income		—		—		—		—		1,707,386		(631,439)		1,075,947
Total net sales		890,012,141		453,205,665		221,746,074		31,293,170		708,832,487		(1,201,579,669)		1,103,509,868
Gross income		718,463,139		(52,193,884)		18,030,329		(4,925,440)		31,717,998		(25,840,484)		685,251,658
Operating income (loss)		690,607,335		(82,910,431)		10,720,768		(11,854,541)		(1,720,065)		(565,837)		604,277,229
Comprehensive financing cost		(24,174,018)		(9,026,219)		1,134,603		(4,173,330)		12,659,001		(266,662)		(23,846,625)
Net income (loss)		75,888,386		(35,325,390)		6,311,661		(18,029,704)		54,656,089		(36,547,837)		46,953,205
Depreciation and amortization		51,819,623		8,723,393		3,529,726		902,845		696,602		—		65,672,189
Labor cost reserve		25,562,500		24,775,200		5,637,100		6,972,400		11,546,149		—		74,493,349
Taxes and duties		591,866,238		3,165,413		4,703,707		394,529		4,634,622		—		604,764,509
Acquisition of fixed assets		61,906,641		13,231,096		5,132,529		1,712,598		15,667,903		—		97,650,767
Total assets		1,096,349,650		356,909,402		133,753,202		72,279,723		2,038,713,342		(2,447,984,895)		1,250,020,424
Current assets		533,417,998		173,292,736		84,553,543		50,300,628		457,242,716		(899,414,425)		399,393,196
Investments in shares		330,752		157,094		1,967,913		—		491,078,954		(460,773,767)		32,760,946
Fixed assets		514,467,528		156,937,920		41,253,162		15,908,016		8,628,831		—		737,195,457
Current liabilities		84,578,731		113,869,248		38,595,497		11,677,253		787,977,256		(860,383,856)		176,314,129
Labor reserve		162,516,165		160,501,772		36,305,067		43,602,148		68,740,031		—		471,665,183
Total liability		805,563,141		322,204,631		84,445,277		55,768,854		1,984,483,183		(2,043,900,288)		1,208,564,798
Equity		290,786,509		34,704,770		49,307,958		16,510,869		54,230,161		(404,084,641)		41,455,626

Year ended December 31, 2005
Sales -
Trade	Ps.	—	Ps.	381,355,382	Ps.	144,987,328	Ps.	21,826,900	Ps.	454,436,655	Ps.	—	Ps.	1,002,606,265
Intersegment		773,336,701		41,307,675		89,170,404		9,518,438		131,997,076		(1,045,330,294)		—
Services income		—		—		—		—		1,875,001		(650,193)		1,224,808
Total net sales		773,336,701		422,663,057		234,157,732		31,345,338		588,308,732		(1,045,980,487)		1,003,831,073
Gross income		594,226,368		3,088,433		20,740,515		(5,601,679)		7,885,280		(6,451,743)		613,887,174
Operating income (loss)		567,556,903		(28,902,246)		10,678,648		(9,781,605)		(20,166,208)		20,317,888		539,703,380
Comprehensive financing cost		8,683,177		(3,859,422)		2,598,710		(3,550,361)		(13,145,650)		4,437,455		(4,836,091)
Net income (loss)		(19,701,797)		(57,508,914)		7,213,898		(17,851,654)		(76,533,529)		82,024,014		(82,357,982)
Depreciation and amortization		42,648,709		8,662,918		3,857,966		1,075,044		750,720		—		56,995,357
Labor cost reserve		22,739,043		21,067,212		4,782,355		5,742,055		9,336,373		—		63,667,038
Taxes and duties		595,838,203		24,443,717		2,412,419		262,157		3,917,966		—		626,874,462
Acquisition of fixed assets		29,498,613		6,537,813		1,936,748		2,511,707		43,829,686		—		84,314,567
Total assets		910,762,474		320,419,181		104,721,683		55,842,991		1,624,736,468		(1,890,886,536)		1,125,596,261
Current assets		379,304,272		138,951,636		56,041,394		33,282,845		429,691,461		(721,191,173)		316,080,435
Investments in shares		227,313		157,094		1,276,801		—		231,359,791		(204,339,923)		28,681,076
Fixed assets		475,493,308		152,858,631		40,924,037		15,850,726		9,340,494		—		694,467,196
Current liabilities		123,657,961		114,490,526		21,971,433		53,748,694		554,475,788		(690,761,619)		177,582,783
Labor reserve		142,000,010		137,607,036		30,508,286		36,672,374		58,796,102		—		405,583,808
Total liability		747,717,710		303,672,915		59,003,711		90,957,975		1,639,794,045		(1,686,540,129)		1,154,606,227
Equity		163,044,885		16,746,308		45,717,987		(35,114,975)		(15,057,361)		(204,346,661)		(29,009,817)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of

December 31, 2007 and in thousands of U.S. dollars)

NOTE 19—FISCAL REGIME:

On December 21, 2005, the Mexican Congress approved a new fiscal regime for PEMEX, which was published in the Official Gazette of the Federation, effective January 1, 2006.

Under this new fiscal regime, PEMEX’s contributions remain established by the Ley Federal de Derechos (“Federal Duties Law”), except for the Excess Gain Duties (Crude Oil Gain Tax), which is established by the Federal Income Law. The fiscal regime for PEMEX applicable for 2006 and 2007 contemplated the following duties:

a. The Ordinary Hydrocarbons Duty – In 2006 and 2007, this duty applied a variable rate that depended on the price of Mexican crude oil for export. In 2006 and 2007, the rate ranged from 78.68% to 87.81% (depending on the price of Mexican crude oil).

The method of calculating this duty is the value of the extracted total production of crude oil and natural gas during the year minus certain permitted deductions (including investments, plus some costs, expenses and duties). During 2007, PEMEX made daily and weekly advance payments to the account of this duty, in the amount of Ps. 464,837,848 (Ps. 231,326,765 daily and Ps. 233,511,083 weekly). During 2006, PEMEX made daily and weekly advance payments to the account of this duty, in the amount of Ps. 541,916,001 (Ps. 269,596,338 daily and Ps. 272,319,663 weekly).

b. Hydrocarbon Duty for the Oil Revenues Stabilization Fund – This duty was applied at a rate between 1% and 10% of the value of the extracted crude oil production where the yearly weighted average crude oil export price for a certain year exceeds between US$ 22.00 and US$ 30.00 per barrel.

c. Extraordinary Duty on Crude Oil Exports – This duty was applied at a rate of 13.1% on the difference between the value realized for crude oil exports and the budgeted crude oil price of US$ 42.80, times the annual export volume. This duty is to be credited against the Hydrocarbon Duty for the Oil Revenues Stabilization Fund. The income from this duty is designated to the states of Mexico via the Income of the Federative Entities Stabilization Fund.

d. Excess Gains Renevue Duty – This duty was derogated in 2007, however during 2006, applied a rate of 6.5% to the difference between the realized value and the budgeted value of crude oil exports of US$ 36.50. This duty is to be credited against the Hydrocarbon Duty to Fund Stabilization and, where necessary, against the Ordinary Hydrocarbon Duty.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of

December 31, 2007 and in thousands of U.S. dollars)

e. Duty for the Fund for Scientific and Technological Research on Energy – This duty was applied at a rate of 0.05% to the value of the extracted production of crude oil and natural gas for the year. The revenues from this tax are designated for the Instituto Mexicano del Petróleo (“Mexican Petroleum Institute”) in accordance with the Presupuesto de Egresos de la Federación (“Federal Expenditure Budget”).

f. Duty for the Fiscal Monitoring of Oil Activities – This duty was applied at a rate of 0.003% to the value of extracted production of crude oil and natural gas for the year. The revenues from this tax are designated for the Auditoria Superior de la Federación (“Supreme Federal Audit”) in accordance with the Federal Expenditure Budget.

g. Additional Duty – This duty is applied if the actual production of crude oil in the years 2006, 2007 and 2008 is less than the target production, but only when the shortfall is not by reason of force majeure, act of god or energy policy.

h. Special Tax on Production and Services – In accordance with the regulations in effect, PEMEX is subject to the Special Tax on Production and Services (“IEPS”), which applies to the import and sale of gasoline and diesel. The IEPS is paid to SHCP monthly, after deducting the daily advance payments. The rates applicable to this tax depend on factors such as the type of product, price of reference, the region where one sells, additional freight and applicable commissions.

In 2005, increase in international prices of hydrocarbons and petroleum products caused the rate of the IEPS tax to be negative, which was absorbed by PEMEX. On January 1, 2006, the Federal Revenue Law was amended, allowing to PEMEX to credit the negative IEPS against other taxes and payments to which PEMEX is also subject. As a result of this PEMEX recognized in 2007 and 2006 revenue of approximately Ps. 72,137,000 and Ps. 57,330,998 (Ps. 55,256,000 nominal value), respectively, presented in the consolidated statement of operations within “Other revenues”. As of December 31, 2007, there was a negative balance of IEPS tax credit of Ps. 32,943,613 (see Note 6).

i. Hydrocarbon Income Tax (“IRP”) – This tax is calculated by applying a 30% rate on the excess of the total revenues minus the authorized deductions pursuant to the specific rules expressed by the SHCP.

For the years ended December 31, 2007 and 2006 PEMEX generated an IRP as follows:

	2007		2006
Current IRP	Ps.	4,070,364	Ps.	3,705,184
Deferred IRP		1,867,292		1,031,619

		5,937,656		4,736,803
Inflation effect		92,711		178,056

Total IRP	Ps.	6,030,367	Ps.	4,914,859

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of

December 31, 2007 and in thousands of U.S. dollars)

In accordance with Article 7 of the Federal Revenue Law from January l, 2007, Petróleos Mexicanos and the Subsidiary Entities, except Pemex-Exploration and Production, were required to make daily payments (including non-working days) of Ps. 3,314 to the account of the IRP during the fiscal year. On the first working day of every week of the fiscal year, PEMEX would have to pay Ps. 23,262. Through December 31, 2007, the daily and weekly payments made to the Federal Treasury totaled Ps. 2,442,496. As of December 31, 2007, Pemex has caused Ps. 3,431,142 of IRP.

The principal concepts that cause the deferred IRP are the following:

	2007		2006
Deferred asset IRP:
Advance from customers	Ps.	491,424	Ps.	518,388
Provision for insurance payments		94,892		115,176
Provision for contingencies		19,918		11,831
Environmental reserve		63,508		85,255
Allowance for uncollectible trade accounts		8,899		9,870

		678,641		740,520
Deferred liability IRP:
Advance insurance		(2,692)		(7,314)
Properties, plants and properties equipment		(5,552,588)		(3,855,675)

		(5,555,280)		(3,862,989)

Long term liability	Ps.	(4,876,639)	Ps.	(3,122,469)

j. Value Added Tax – For purposes of determining the Value Added Tax (“VAT”), PEMEX follows the criterion for excluding only the interests paid for institutions of credit and credit unions in accordance with the fraction V of the article 15 of the Regulation of Value Added Tax.

k. Income and Assets Taxes – Certain Subsidiary Companies are subject to the income tax law and the assets tax law.

For the years ended December 31, 2007, 2006 and 2005, the Subsidiary Companies incurred the following income tax:

	2007		2006		2005
Current income tax	Ps.	3,253,655	Ps.	4,771,281	Ps.	3,487,273
Deferred income tax		(27,414)		(166,237)		494,405

	Ps.	3,226,241	Ps.	4,605,044	Ps.	3,981,678

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of

December 31, 2007 and in thousands of U.S. dollars)

The principal concepts that cause the Deferred Income Taxes are the following:

	2007		2006
Deferred asset income taxes:
Losses of prior years	Ps.	653	Ps.	8,359

Deferred liability income taxes:
Properties, plants and equipment equipment		(1,535,911)		(1,483,062)

Long term liability	Ps.	(1,535,258)	Ps.	(1,474,703)

On October 1, 2007, a modification to the Federal Duties Law was published in the Official Gazette of the Federation. Effective January 1, 2008, the fiscal regime applicable to Pemex-Exploration and Production was modified.

NOTE 20—NEW ACCOUNTING PRONOUNCEMENTS

The CINIF has issued the following FRS, effective for years beginning after December 31, 2007, and which do not provide for earlier application:

(a)	FRS B-10 “Effects of inflation”- FRS B-10 supersedes Bulletin B-10 and its five amendments, as well as the related circulars and INIF. The principal guidelines established by this FRS are: (i) The use of unidades de inversión (“UDIs”) to determine the inflation for a given period; (ii) the elimination of inventory replacement costs as well as specific indexation for fixed assets, (iii) the requirement to recognize the effects of inflation only when operating in an inflationary economic environment (accumulated inflation equal to or higher than 26% in the most recent three-year period); and (iv) reclassification of the accounts of gain or loss from holding non-monetary assets (“RETANM”), monetary position gains or losses (“REPOMO”), and deficit/excess in equity restatement, to retained earnings, when the unrealized portion is not identified.

Management estimates that the initial effects of this new FRS will be a charge to retained earnings and a credit to surplus in the restatement of equity in the amount of Ps. 178,171,999, and will have no effect on assets, liabilities, equity or net income.

(b)

FRS D-3 “Employee benefits”- FRS supersedes Bulletin D-3, the portion applicable to Employee Statutory Profit Sharing (“ESPS”) of Bulletin D-4 and INIF The principal guidelines established by this FRS are: (i) a maximum of five years for amortizing unrecognized/unamortized items, with the option to recognize immediately actuarial gains or losses in results of operations; (ii) the elimination of the recognition of an additional liability and related

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of

December 31, 2007 and in thousands of U.S. dollars)

intangible asset and any related item as a separate element of equity; (iii) the inclusion severance benefits in results of operations; and (iv) the presentation of ESPS, including deferred ESPS, in the statement of income as ordinary operations. Additionally, FRS D-3 establishes that the asset and liability method required by FRS D-4 should be used for determining deferred ESPS, and that any effects arising from the change are to be recognized in retained earnings, with no restatement of prior years’ financial statements.

As of date of these financial statements, management is still in the process of determining the initial effects of this new FRS.

(c)	FRS D-4 “Tax on earnings”- FRS supersedes Bulletin D-4 and Circulars 53 and 54. The principal guidelines established by this FRS are: (i) the reclassification of the cumulative income taxes effects resulting from the initial adoption of Bulletin D-4 in 2000 to retained earnings; (ii) the recognition of the Impuesto al Activo (“IMPAC”) as a tax credit (benefit), rather than as a tax prepayment; and (iii) the transfer of accounting treatment of ESPS incurred and deferred to FRS D-3, as discussed in paragraph (b) above.

Management estimates that the initial effects of this new FRS will not be material.

(d)	FRS B-2 “Statement of cash flows”- FRS supersedes Bulletin B-12 and paragraph 33 of Bulletin B-16. The principal guidelines established by this FRS are: (i) the replacement of the statement of changes in financial position with the statement of cash flows; (ii) the reporting of cash inflows and cash outflows in nominal currency units i.e. the effects of inflation are not included; (iii) the establishment of two alternative preparation methods (direct and indirect), without stating preference for either method. In addition, cash flows from operating activities are to be reported first, followed by cash flows from investing activities and finally, cash flows from financing activities; (iv) the reporting of captions of principal items as gross; and (v) the requirement of disclosure of the composition of those items considered cash equivalents.

(e)	FRS B-15 “Translation of foreign currencies”- FRS B-15 supersedes Bulletin B-15. The principal guidelines established by this FRS are: (i) the substitution of the integrated foreign operation and foreign entity concepts for determining recording currency, functional currency and reporting currency, requiring that translation be made based on the economic environment in which the entity operates, regardless of its dependency on the holding company; and (ii) the inclusion of translation procedures for those instances where the reporting currency is different from the functional currency.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of

December 31, 2007 and in thousands of U.S. dollars)

NOTE 21—SUBSEQUENT EVENTS:

On April 11, 2008, the average price of the crude oil for exportation was of US$ 91.84 per barrel; this price increased by approximately 11.4 % as compared to the average price as of December 28, 2007 which was US$ 82.44 per barrel.

On April 11, 2008, the exchange rate was Ps. 10.5503 per dollar, which is 2.1 % less than the exchange rate as of December 31, 2007, which was Ps.10.8662.

On April 8, 2008, the Mexican President sent to the Mexican Congress an Energy Reform Initiative.

The Energy Reform includes five fundamental initiatives:

•	A new Organic Law for Petróleos Mexicanos.

•	Modifications to the Organic Law of the Public Federal Administration.

•	Creation of an oil commission, which would be decentralized entity under the Secretaría de Energía (Energy Ministry or “SENER”), with technical and operative autonomy.

•	Extensive modifications to the Ley Reglamentaria, (“Regulatory Law”).

•	Extensive modifications to the Ley de la Comisión Reguladora de Energía (“Law of the Regulatory Commission of Energy”).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2008 AND DECEMBER 31, 2007 AND

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2008 AND 2007

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2008 AND DECEMBER 31, 2007 AND

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2008 AND 2007

INDEX

Contents	Page
Condensed consolidated financial statements
Condensed consolidated balance sheets	F-55
Condensed consolidated statements of operations	F-56
Condensed consolidated statements of changes in financial position	F-57
Notes to the condensed consolidated financial statements	F-58 through F-72

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED BALANCE SHEET AS OF

MARCH 31, 2008 AND DECEMBER 31, 2007

(in thousands of Mexican pesos and in the case of December 31, 2007 at purchasing power as of December 31, 2007)

	2008		2007
	(unaudited)		(audited)
Current assets
Cash and cash equivalents (note 4)	Ps.	118,177,716	Ps.	170,997,240
Accounts receivable, net (note 5)		172,976,742		164,420,411
Inventories, net (note 6)		99,070,126		93,143,136

Total Current assets		390,224,584		428,560,787
Investments in shares		30,945,873		33,063,354
Property, plant and equipment, net (note 7)		815,380,527		793,845,453
Intangible asset from labor obligations		—		72,008,835
Other assets		10,629,496		2,802,177

Total assets	Ps.	1,247,180,480	Ps.	1,330,280,606

Short-term liabilities:
Short-term debt	Ps.	90,602,440	Ps.	76,050,128
Suppliers		26,484,387		35,138,344
Other accounts payable		34,986,303		31,682,025
Taxes payable		83,124,674		146,593,355

Total short-term liabilities		235,197,804		289,463,852

Long-term liabilities:
Long-term debt (note 8)		413,589,621		424,828,472
Reserve for labor obligations		425,621,513		528,201,272
Reserve for abandonment and dismantling, provisions, diverse credits and others		53,626,110		31,467,252
Deferred taxes		6,479,922		6,411,897

Long-term liabilities		899,317,166		990,908,893

Total liabilities		1,134,514,970		1,280,372,745

Equity:
Certificates of contributions “A”		96,957,993		96,957,993
Federal Government increase in equity of Subsidary Entities		147,264,289		144,457,629
Surplus in restatement of equity		—		178,531,795
Effect in equity from labor obligations		—		(51,759,539)
Derivative Financial instruments		3,241,003		(1,105,629)
Accumulated Results:
From prior years		(138,050,524)		(298,866,819)
Net income (loss) for the three-month period and year		3,252,749		(18,307,569)

Total equity		112,665,510		49,907,861

Total liabilities and equity	Ps.	1,247,180,480	Ps.	1,330,280,606

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2008 AND 2007

(in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of December 31, 2007)

	2008		2007
	(unaudited)		(unaudited)
Net sales:
Domestic	Ps.	163,482,970	Ps.	135,915,618
Exports		157,695,119		106,616,557
Services income		285,202		270,640

		321,463,291		242,802,815
Cost of sales		123,581,982		90,550,125

Gross income		197,881,309		152,252,690

General expenses:
Transportation and Distribution expenses		7,808,633		6,060,496
Administrative expenses		19,897,258		12,612,853

Total general expenses		27,705,891		18,673,349

Operating income		170,175,418		133,579,341

Other income, net		(35,873,108)		(5,243,412)

Comprehensive financing result, net		894,604		10,511,977

Participation in results of subsidiaries and associates		259,481		980,296

Income before taxes and duties		204,894,441		127,330,480

Taxes and duties		201,641,692		137,759,032

Net income (loss)	Ps.	3,252,749	Ps.	(10,428,552)

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2008 AND 2007

(in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of December 31, 2007)

	2008		2007
	(unaudited)		(unaudited)
Operating activities
Net income (loss)	Ps.	3,252,749	Ps.	(10,428,552)
Charges to operations not requiring the use of funds:
Depreciation and amortization		20,958,810		15,613,549
Other non-cash flow items		148,708,825		20,448,690

Total charges to operations not requiring the use of funds		172,920,384		25,633,687

Funds from net income (loss)
Changes in working capital:
Accounts, notes receivable and other		(8,556,331)		4,606,788
Inventories		(5,926,990)		9,197,258
Suppliers		(8,653,957)		(11,709,054)
Other accounts and taxes payable		(168,383,690)		(17,684,809)

Total changes from working capital		(191,520,968)		(15,589,817)

Funds (used) in provided by operating activities		(18,600,584)		10,043,870

Financing activities:
Bank loans		28,258,967		—
Securities		2,876,041		6,059,267
Amortization of bank loans		(13,870,023)		—
Amortization of securities		(10,629,239)		(4,380,233)
Other items		(2,730,215)		2,767,629
Other equity transactions		2,806,660		—

Funds provided by financing activities		6,712,191		4,446,663

Investing activities:
Acquisition of property, plants and equipment		(42,493,884)		(27,765,400)
Sale of other permanent investments		1,562,753		1,854,606

Funds used in investing activities		(40,931,131)		(25,910,794)

Net decrease in cash and cash equivalents		(52,819,524)		(11,420,261)
Cash and cash equivalents at the beginning of the year		170,997,240		195,776,439

Cash and cash equivalents at the end of the three months-periods ended	Ps.	118,177,716	Ps.	184,356,178

The accompanying notes are an integral part of these condensed consolidated financial statements.

1.	Basis of presentation

The condensed consolidated financial statements of Petróleos Mexicanos, its Subsidiary Entities and Subsidiary Companies (“PEMEX”) as of and for the three-month period ended March 31, 2008, are unaudited, while the balance sheet as of December 31, 2007 is audited. In the opinion of Management, all adjustments (mainly consisting in recurrent adjustments) that are necessary for a fair presentation of the condensed consolidated financial statements have been included.

The interim results are not necessary indicative of results for the entire year.

For the purposes of these unaudited interim condensed consolidated financial statements, certain information and disclosure that are usually included in the financial statements prepared under Mexican Financial Reporting Standard (FRS), have been condensed or omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and their notes, as of and for the year ended December 31, 2007.

2.	Significant accounting policies

The accompanying condensed consolidated financial statements have been prepared in conformity with FRS as issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (“CINIF”). The recognition of inflation followed the Financial Reporting Standard (“NIF”) 06-BIS “A” Section C, as issued by the Ministry of Finance and Public Credit (“SHCP”) and by the General Comptroller’s Office (“SFP”), which required PEMEX to adopt the Bulletin B-10, “Recognition of the inflation effects on the financial information” (“Bulletin B-10”), which was superseded in January 1, 2008 by the new FRS B-10 “Effects of inflation”. FRS B-10 superseded Bulletin B-10 and its five amendments, as well as the related circulars and INIF (Interpretation of Financial Reporting Standards) 2. The principal accounting principals set forth by the FRS are: (i) the change in the value of the Investment Unit (UDI) may be used for determining the inflation for a given period; (ii) the election to use inventory replacement costs as well as specific indexation for fixed assets, is eliminated; (iii) an entity is only required to recognize the effects of inflation when operating in an inflationary economic environment (accumulated inflation equal to or higher than 26% in the most recent three-year period); and (iv) the accounts of Gain or Loss from Holding Non-monetary Assets (RETANM-Spanish abbreviation), Monetary Position Gains or Losses (REPOMO-Spanish abbreviation), and Deficit/Excess in Equity Restatement, will be reclassified to retained earnings, when the unrealized portion is not identified.

3.	Foreign currency position

As of March 31, 2008 and December 31, 2007, the condensed consolidated financial statements of PEMEX include monetary assets and liabilities in foreign currency as follows:

	Assets	Liabilities	Short position	Exchange rate	Amounts in pesos
As of March 31, 2008:
U.S. dollars	15,813,768	(38,195,869)	(22,382,101)	10.6482	(238,329,088)
Japanese Yen	—	(159,553,901)	(159,553,901)	0.10659	(17,006,850)
Pounds Sterling	590	(409,242)	(408,652)	21.13774	(8,637,980)
Euros	1,280,058	(4,492,430)	(3,212,372)	16.82416	(54,045,461)
Swiss Francs	0	(93)	(93)	8.3526	(777)

Net-short position before Foreign-currency hedging					(318,020,156)

As of December 31, 2007:
U.S. dollars	16,950,060	(30,083,877)	(13,133,817)	10.8662	(142,714,682)
Japanese Yen	—	(142,217,370)	(142,217,370)	0.09730	(13,837,750)
Pounds Sterling	230	(402,411)	(402,181)	21.60740	(8,690,086)
Euros	9,371	(5,932,198)	(5,922,827)	15.87660	(94,034,355)
Swiss Francs	—	(260)	(260)	9.59570	(2,495)
Currency Danish crows		(250)	(250)	2.00750	(502)

Net-short position before Foreign-currency hedging					(259,279,870)

4.	Cash and Cash Equivalents

As of March 31, 2008 and December 31, 2007 cash and cash equivalents are as follows:

	As of March 31, 2008		As of December 31, 2007
Cash in banks	Ps.	37,503,529	Ps.	64,578,352
Other highly liquid instruments		80,674,187		106,418,888

	Ps.	118,177,716	Ps.	170,997,240

5.	Accounts receivable, net

As of March 31, 2008 and December 31, 2007 the accounts receivable are as follows:

	As of March 31, 2008		As of December 31, 2007
Trade-domestic	Ps.	57,984,457	Ps.	40,506,098
Trade-foreign		40,761,572		25,430,178
Rate negative IEPS		—		32,943,613
Advance payments to Federal Government of minimum guaranteed dividends		4,270,225		4,270,225
Employees and officers		3,804,559		3,648,372
Specific funds		12,274,241		11,858,575
Hydrocarbon excess extraction duties payment		319,791		—
Other accounts receivable		55,089,368		47,254,284
Less:
Allowance for doubtful accounts		(1,527,471)		(1,490,934)

Total	Ps.	172,976,742	Ps.	164,420,411

6.	Inventories

As of March 31, 2008 and December 31, 2007 inventories are as follows:

	As of March 31, 2008		As of December 31, 2007
Crude oil, refined products, derivatives and petrochemical products	Ps.	89,415,089	Ps.	87,971,050
Materials and supplies in stock		5,530,933		6,370,017
Materials and products in transit		5,416,145		148,376
Less:
Allowance for slow moving and obsolete inventory		(1,292,041)		(1,346,307)

Total	Ps.	99,070,126	Ps.	93,143,136

7.	Property, plant and equipment

As of March 31, 2008 and December 31, 2007 the balances of property, plant and equipment, net accumulated depreciation and amortization, are as follows:

	As of March 31, 2008		As of December 31, 2007
Buildings	Ps.	47,922,174	Ps.	47,681,968
Wells		484,477,630		466,157,259
Plants		404,185,536		379,268,733
Drilling equipment		22,353,525		22,226,019
Furniture and equipment		36,437,611		36,440,294
Transportation equipment		13,642,693		14,146,501
Offshore platforms		162,927,768		160,543,843
Pipelines		300,878,923		296,304,941

		1,472,825,860		1,422,769,558
Accumulated depreciation		(787,103,826)		(760,177,709)

		685,722,034		662,591,849
Land		39,862,288		39,842,669
Fixed assets to be disposed of		725,675		690,454
Construction in progress		89,070,530		90,720,481

Total	Ps.	815,380,527	Ps.	793,845,453

The depreciation of fixed assets and amortization of wells at March 31, 2008 and December 31, 2007, recognized in cost and operating expenses, was Ps. 20,917,100 and Ps. 72,591,718, respectively.

8.	Long-term debt

In the period from January 1 to March 31, 2008 and during 2007, the significant financing activities of Petróleos Mexicanos were as follows:

The Master Trust obtained US$ 268,399 from credit lines guaranteed by export credit agencies to PIDIREGAS financial projects.

On January 16, 2008, the Master Trust issued, through an inter-company private placement, bonds in a total amount of US$ 2,000,000 under the Medium Term Notes Program, Series A. These bonds were issued at the 3 months Libor rate plus 117 basis points, with maturity date in 2015 and were bought in their entirety by Petróleos Mexicanos.

On February 7, 2008, the F/163 Trust issued, through an inter-company private placement, bonds in the Mexican market in an amount of Ps.10,000,000 at the 91 days Cetes rate plus 34 basis points, with due date in 2013. These bonds are guaranteed by Petróleos Mexicanos.

On February 15, 2008, the Master Trust issued, through an inter-company private placement, bonds in a total amount of US$ 1,500,000 under the Medium Term Notes Program, Series A. These bonds were issued at the 3 months Libor rate plus 121 basis points, with due date in 2017 and were bought in their entirety by Petróleos Mexicanos.

On March 28, 2008, Petróleos Mexicanos contracted a Ps.10,000,000 credit line with a banking institution in the domestic market, at the 28 days TIIE rate, plus 12 basis points, with due date on December 31, 2008.

On March 28, 2008, Petróleos Mexicanos, contracted a Ps.4,000,000 credit line with a banking institution in the domestic market, at the 28 days TIIE rate, plus zero basis points, with due date on June 20, 2008.

On March 28, 2008, Petróleos Mexicanos, contracted a Ps.3,500,000 credit line with a banking institution in the domestic market, at the 28 days TIIE rate, plus 0.075%, with due date on December 31, 2008.

During 2007, the Master Trust undertook the following financing activities for PIDIREGAS:

a.	The Master Trust obtained credit lines from export credit agencies totaling US$ 1,002,629.

b.	During the second quarter of 2007, the Master Trust repurchased US$ 1,139,696 of its debt securities with maturities between 2008 and 2027 in the open market. These securities were cancelled after their repurchase.

c.	On October 18, 2007, the Master Trust borrowed US$ 2,500,000, (the total available amount) from its syndicated revolving credit facility dated September 14, 2007. This credit line may be used either by Petróleos Mexicanos or the Master Trust. The credit line consists of two tranches, A and B, with terms of three and five years, respectively, and bears interest at rates of LIBOR plus 20 basis points for tranche A and 25 basis points for tranche B; with maturities dates in 2010 and 2012, respectively. Each of the tranches may be extended twice, for a period of one year with the consent of the lender. This facility credit replaces the two previously syndicated revolving credit lines, each in the amount of US$ 1,250,000.

d.	On October 22, 2007, the Master Trust issued debt in the amount of US$ 2,000,000, of which US$ 1,500,000 consisted of notes due in 2018 with a coupon rate of 5.75% and US$ 500,000 consisted of bonds due in 2035 with a coupon rate of 6.625%,. The bond issuance was a second reopening of the Master Trust June 8, 2005 bond issuance.

e.	During the fourth quarter of 2007, the Master Trust repurchased US$ 5,763,333 of notes in the open market, which represent part of its own outstanding U.S. dollar-denominated debt securities with maturities between 2008 and 2027, as well as certain amount of its U.S. dollar-denominated perpetual notes. These securities were cancelled after their repurchase.

Various credit facilities require compliance with various operating covenants which, among other things, place restrictions on the following types of transactions:

•	The sale of substantial assets essential for the continued operations of the business;

•	Liens against assets; and

•	Transfers, sales or assignments of rights to payment under contracts for the sale of crude oil or gas not yet earned, accounts receivable or other negotiable instruments.

9.	Comprehensive loss

The comprehensive loss as of and for the three month periods ended March 31, 2008 and as of and for the year ended December 31, 2007 is ser forth below:

	2008		2007
Net income (loss) for the period	Ps.	3,252,749	Ps.	(18,307,569)
Effect of restatement as of the end of the period – net		(178,531,795)		18,638,402
Derivative financial instruments		4,346,632		656,699
Labor reserve effect		51,759,539		(3,432,792)

Comprehensive loss as of the end of the period and year	Ps.	(119,172,875)	Ps.	(2,445,260)

10.	Commitments:

a.	During 2007, PEMEX purchased a new tanker, the Floating Process Storage and Offloading (FPSO) vessel. The basic function of this new vessel is providing for receipt and processing of crude oil from marine wells. The tanker separates oil and gas, in order to meet international API guidelines for exploration. Upon completion of this process, the tanker stores the product and distributes it to foreign clients’ ships. The tanker has a storage capacity of 2 million barrels and a distribution capacity of 1.2 million barrels per day.

The investment in this vessel was US$ 723,575, from which US$ 6,317 was paid in the first quarter of 2008 and US$ 352,996 was paid in 2007 and the remainder will be paid within the next 15 years.

According to the contract, the future payments are estimated as follows:

	As of March 31, 2008		As of December 31, 2007
2008’s remaining quarters	US$	18,950	US$	25,267
2009		25,267		25,267
2010		25,267		25,267
2011		25,267		25,267
2012		25,267		25,267
2013 and thereafter		244,244		244,244

Total	US$	364,262	US$	370,579

b.	PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell field, during 2007; PEMEX entered an additional contract to supply nitrogen to the Ku-Maloob-Zaap field, and the commitment to this provider expires in the year 2027. At March 31, 2008 and December 31, 2007, the value of the nitrogen to be supplied during the term of the contract is approximately Ps.17,314,698 and Ps.18,314,382, respectively. In the event of the rescission of the contract and depending on the circumstances, PEMEX would be required to purchase the nitrogen production plant in accordance with the terms of the contract.

The estimated future payments are as follows:

	As of March 31, 2008		As of December 31, 2007
2008´s remaining quarters	Ps.	1,293,639	Ps.	1,969,805
2009		1,662,412		1,695,836
2010		1,677,692		1,717,418
2011		1,687,932		1,721,866
2012		1,714,178		1,742,658
Over 5 years		9,278,845		9,466,799

Total	Ps.	17,314,698	Ps.	18,314,382

c.	During 2003 and thereafter, PEMEX entered into Financed Public Work Contracts (“FPWCs”) (formerly known as Multiple Services Contracts or “MSCs”). In connection with these contracts, the contractor, at its own cost, has to administer and support the execution of the work in connection with the FPWCs, which are classified into categories of development, infrastructure and maintenance.

The estimated value of the FPWCs, as of March 31, 2008 and as of December 31, 2007 is as follows:

Contracting Date	Block	March 31, 2008		December 31, 2007
February 9, 2004	Olmos	US$	343,574	US$	343,574
November 21, 2003	Cuervito		260,072		260,072
November 28, 2003	Misión		1,035,580		1,035,580
November 14, 2003	Reynosa-Monterrey		2,437,196		2,437,196
December 8, 2003	Fronterizo		264,977		264,977
December 9, 2004	Pandura-Anáhuac		900,392		900,392
March 23, 2005	Pirineo		645,295		645,295
April 3, 2007	Nejo		911,509		911,509
April 20, 2007	Monclova		433,501		433,501

Total		US$	7,232,096	US$	7,232,096

d.	PEMEX, through PMI, enters into sale contracts for crude oil with foreign companies in international markets. The terms and conditions of these contracts are specific to each customer, and the contract durations vary, including evergreen contracts and long-term contracts.

11.	Contingencies

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Such contingent liabilities are mentioned below.

(a)	PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (“General Law on Ecological Equilibrium and Environmental Protection”). To comply with this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection, or “PROFEPA”) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of March 31, 2008 and as of December 31, 2007, the reserve for environmental remediation expenses totaled Ps. 2,093,440. This reserve is included in long-term liabilities in the condensed consolidated balance sheet.

(b)	As of March 31, 2008, PEMEX was involved in various civil, tax, criminal, administrative, labor, commercial and arbitration and lawsuits. Based on the information available, the amount claimed in connection with these lawsuits totaled approximately Ps. 37,512,783. At March 31, 2008, PEMEX had accrued a reserve of Ps. 10,479,170, for these contingent liabilities. Among these lawsuits, are the following:

I.	Pemex-Refining is a party to an arbitration proceeding (No. 11760/KGA) filed by CONPROCA, S.A. de C.V. (“CONPROCA”) before the International Chamber of Commerce, in which CONPROCA is seeking payment of US$ 633,100 related to construction and maintenance services in the Cadereyta refinery. Pemex-Refining filed a counterclaim against CONPROCA in the amount of US$ 907,000 (which includes the value added tax).

The arbitration panel notified the parties that it will issue an award on this matter on March 31, 2008. As of the date of these financial statements, such award has not been issued. Once it is issued, a hearing on damages will be held.

II.	In April 2004, Construcciones Industriales del Golfo, S.A. de C.V. filed a civil claim against Pemex-Exploration and Production, (exp. 40/2004-VII), for a total amount of Ps. 15,237 plus US$ 219,584 for the removal of deposits in the Salamanca refinery. On September 28, 2007, a judgment was issued in favor of Pemex-Exploration and Production. The plaintiff filed an appeal against this judgment, which was denied on January 21, 2008. The plaintiff then filed a constitutional relief known as amparo, which is still pending.

III.	In December 2003, Unión de Sistemas Industriales, S. A. de C.V. filed a civil claim against Pemex-Refining (exp. 202/2003), seeking Ps. 393,095. The trial is in the evidentiary stages; expert evidence is still pending.

IV.	In December 2004, Corporación Mexicana de Mantenimiento Integral S. de R. L. de C. V. (“COMMISA”) filed an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Exploration and Production (IPC-01) for breach of a construction agreement in connection with two platforms in the Cantarell complex.

On January 26, 2007, COMMISA filed a detailed claim seeking US$ 292,043 and Ps. 37,537; and Pemex-Exploration and Production filed a detailed counterclaim seeking US$ 125,897 and Ps. 41,513. On August 10, 2007, each party filed their responses to the claim and counterclaim, respectively. On September 10, 2007, both parties filed their replies, in which COMMISA modified its claim and is, as of the date of these financial statements, seeking US$ 319,900 and Ps. 37,200 in damages. On

October 10, 2007, the parties filed their rejoinders. A hearing was held during which each party presented its case to the panel and filed its evidence. On February 15, 2008, the parties filed their pleadings.

The final award is expected to be issued before May 31, 2008 in accordance with a resolution issued by the ICA on February 14, 2008.

V.	An arbitration proceeding before the ICA was filed by COMBISA, S. de R. L. de C. V. (“COMBISA”) against Pemex-Exploration and Production (IPC-22) seeking US$ 235,770 for the alleged breach of a construction agreement in connection with three platforms in the Cantarell complex. Pemex-Exploration and Production responded to the claim and filed a counterclaim against COMBISA. On July 23, 2007, a final award was granted, pursuant to which COMBISA was ordered to pay US$ 4,600 and Pemex-Exploration and Production was ordered to pay US$ 61,300 as well as financial expenses and the corresponding value added tax. Both parties requested an additional decision to clarify this final award, on November 16, 2007. The ICA modified the award such that total amount owed to COMBISA was corrected and Pemex-Exploration and Production was ordered to pay US$ 61,600 as well as financial expenses and the corresponding value added tax. The total amount owed to Pemex-Exploration and Production was ratified.

On January 30, 2008, Pemex-Exploration and Production and COMBISA executed a settlement agreement under which Pemex-Exploration and Production agreed to pay US$ 84,579 (plus the value added tax) and COMBISA agreed to pay US$ 4,594 plus the value added tax). This claim, which was initially for a total amount of US$ 235,770, concluded with a payment of US$ 91,983 to COMBISA.

VI.	COMMISA filed a claim before the ICA against Pemex-Exploration and Production (IPC-28) seeking approximately US$ 142,400 and Ps. 40,199 for, among other things, the alleged breach of a contract (PEP-O-IT-136/08) related to two vessels the Bar Protector and Castoro 10, both of which are in the Cantarell complex. Pemex-Exploration and Production filed a counterclaim. On February 11, 2008, Pemex-Exploration and Production was notified of an award pursuant which Pemex-Exploration and Production was ordered to pay Ps. 10,928 and US$ 75,075, plus the value added tax and US$ 200 related to arbitration expenses.

COMMISA filed a request to execute this award, which was notified to Pemex-Exploration and Production on March 24, 2008. As of the date of these financial statements, Pemex-Exploration and Production has not yet filed its answer to this request.

VII.	A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos Clientes o Empresas Sustitutos, A. C. against Pemex-Refining

(exp. 262/2005-II) seeking approximately Ps. 1,647,629 for damages in connection with the alleged breach of a tank truck transportation agreement. On March 7, 2008 a final hearing was held in which both parties filed their allegations. A final judgement is still pending.

VIII.	A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A. C. against Pemex-Refining (exp. 271/2005-I) asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years in accordance with the tank truck transportation agreement mentioned in paragraph vii above. On January 23, 2008, a final hearing was held in which both parties filed their allegations. A final judgement is still pending.

IX.	A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A. C. against Pemex-Refining, (295/2007), seeking a judicial judgment declaring the breach of a services agreement dated March 26, 1993 and damages, among others expenses.

On October 31, 2007, Pemex-Refining was summoned and a precautionary measure was granted to the plaintiff requesting Pemex-Refining to replace tank trucks and grant the appropiate authorizations. On November 5, 2007, Pemex-Refining filed a motion stating that the judge lacked jurisdiction, which was granted and the trial suspended. On March 5, 2008, a request for constitutional relief known as an amparo was filed by Pemex-Refining against the precautionary measure, which was accepted by the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court).

X.	A request for Constitutional relief known as an amparo was filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. for alleged violation of its constitutional rights due to the execution of development, infrastructure and maintenance works in non-associated gas fields under a public works contract (No. 414105826) and a modification of the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (the Regulatory Law to Article 27 of the Political Constitution Concerning Petroleum Affairs). The purpose of this contract was to explore non-associated gas in the same fields where the plaintiffs have their mining concessions.

The plaintiffs argue they have a right to exploit natural gas found in the fields located under their mining concessions. As of the date of these financial statements, a final judgment is still pending. Also a third arbitrator expert´s opinion on Geology and a constitutional hearing are still pending.

XI.	An arbitration proceeding before the ICA was filed by Tejas Gas de Toluca, S. de R.L. de C.V. against Gas Natural México S.A. de C.V. (“GNM”) and Pemex-Gas and Basic Petrochemicals seeking, among other things, compliance with a transportation agreement and its amendments as agreed in February, 2001 and November, 2001. This agreement was executed for the operation of the Palmillas-Toluca pipeline.

In February 2008, several hearings were held with the arbitration panel and the parties involved, during which a reconciliation of claims and counterclaims were presented. On February 26, 2008, the initial arbitration report was executed and a provisional arbitration calendar was agreed.

XII.	In connection with the claims filed by a group of Congressmen from the LIXth Legislature against Pemex-Exploration and Production related to the Financed Public Works Contracts program (FPWC), as of the date of these financial statemets only one claim remains pending since Pemex-Exploration and Production obtained a favorable judgment in the other similar claims filed by these plaintiffs.

The remaining claim relates to the FPWC celebrated between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. (“PTD”) for the Cuervito natural gas production block before the Juzgado Noveno de Distrito en Materia Civil del Distrito Federal (Ninth Civil District Court) in Mexico City. On December 12, 2007, Pemex-Exploration and Production was summoned after an appeal filed by PTD was denied. Pemex-Exploration and Production filed a motion arguing the lack of standing of the plaintiffs due to the termination of their positions as Congressmen. As of the date of these financial statements, the trial is in the evidentiary stage.

XIII.	In August 2007, a civil claim (12/2007) was filed by Leoba Rueda Nava against Petróleos Mexicanos and Pemex-Refining before the Juzgado Decimocuarto de Distrito del Décimo Circuito (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz. It included, among other things, civil liability and damages resulting from the pollution of land used to store oil waste in accordance with an agreement entered into by and among Leoba Rueda Nava, Petróleos Mexicanos and Pemex-Refining. The trial is in the evidentiary stage. Judicial inspection, confession and testimonial evidences have been filed. As of the date of these financial statements, the experts’ opinions are still pending.

XIV.	Administrative proceedings before the Federal Commission of Competition (the “Commission”). On December 7, 2007, the Commission issued a resolution prohibiting Pemex-Refining from engaging in monopolistic practices in trading and distributing greases and lubricants in service stations, without specifically requesting a modification or termination of a license agreement. Pemex-Refining filed an amparo against this resolution, which is still pending.

In January 2008, the Commission requested Pemex-Refining to provide evidence related to the compliance of a resolution issued by the Commission in 2003 in connection with this same subject. Pemex-Refining informed the Commission that a suspension was granted to Bardahl de México, S. A. de C. V. (“Bardahl”), a competitor in the lubricants business, in several amparos to maintain the exclusivity right of the Mexlub trademark until a final resolution is issued.

XV.	Claims filed by Impulsora Jalisciense, S. A. de C. V. y Mexicana de Lubricantes, S. A. de C. V.

An amparo (1519/2005) was filed by Impulsora Jalisciense, S.A. de C.V., before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the State of Jalisco in December 2005, in connection with a proposed model franchise agreement to be executed by Pemex-Refining. This proceeding has been joined with a pending proceeding filed by Bardahl, which requested protection against the execution of any resolutions ordering to stop the sale of lubricants manufactured by Bardahl within all service stations.

These amparos are suspended due to several objections filed by Bardahl. A constitutional hearing is still pending.

XVI.	A civil claim (28/2007) was filed by Mexicana de Lubricantes, S. A. de C. V. against Pemex-Refining on March 28, 2008, seeking, among other things, a judicial judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes, S. A. de C. V. and Pemex-Refining: 1) License and Trademark contract; 2) Basic greases supply contract; and 3) Manufacture contract of lubricants and greases for Petróleos Mexicanos and the Subsidiary Entities. Pemex-Refining filed its response to this claim on April 10, 2008. Mexlub filed a motion arguing that the authorized representative of Pemex-Refining did not have the authority to represent Pemex-Refining. As of the date of these financial statements, a resolution is still pending.

The result of these proceedings is uncertain since their final resolution will be issued by the appropriate authorities.

12.	Business segment information

PEMEX operates in different activities, since it is devoted to the exploration and production of crude oil and natural gas, as well as to the process and distribution of refined and petrochemical products. The main business segment information without considering the eliminations for the consolidated financial statements effects, is as follows:

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies		Eliminations		Consolidated balance
As of March 31, 2008 and for the quarter then ended
Trade Income:
External Customers	Ps.	—	Ps.	115,609,751	Ps.	41,094,530	Ps.	6,778,687	Ps.	157,695,121	Ps.	—	Ps.	321,178,089
Intersegments		279,338,613		12,952,967		24,229,460		12,084,647		80,386,629		(408,992,316)		—
Income services		—		—		—		—		454,380		(169,178)		285,202

Gain (loss) gross		237,146,746		(42,928,444)		2,772,501		(1,327,507)		11,509,160		(9,291,147)		197,881,309
Operating Gain (loss)		227,175,985		(53,775,565)		190,014		(5,006,985)		1,262,448		329,521		170,175,418
Net gain (loss)		22,615,144		(21,274,231)		993,642		(4,655,372)		4,623,493		950,073		3,252,749
Comprehensive financing result		(5,966,680)		(1,047,115)		854,764		153,147		5,048,489		62,791		(894,604)
Depreciation and amortization		17,168,300		2,402,500		903,800		287,600		154,900		—		20,917,100
Cost of labor reserve		10,575,498		11,132,973		2,373,174		3,179,994		4,883,379		—		32,145,018
Taxes and duties		199,177,191		1,063,428		484,035		66,725		850,313		—		201,641,692
Total Assets	Ps.	1,218,947,548	Ps.	390,984,004	Ps.	131,309,231	Ps.	74,252,951	Ps.	2,436,590,320	Ps.	(3,004,903,577)	Ps.	1,247,180,477
Current assets		608,452,652		227,395,225		88,001,792		58,582,644		503,876,475		(1,096,084,204)		390,224,584
Investing in shares and Values		342,538		157,094		1,092,639		—		693,092,373		(663,738,771)		30,945,873
Fixed assets		587,146,357		162,884,861		41,886,644		15,373,790		8,088,875		—		815,380,527
Acquisitions of fixed assets		37,129,700		2,420,200		635,300		183,300		1,300				40,369,800
Short-term liabilities		165,830,391		163,231,235		31,808,592		11,057,639		956,364,681		(1,093,094,734)		235,197,804
Labor reserve		150,347,622		143,406,343		35,035,639		40,349,173		56,482,736		—		425,621,513
Total Liability		944,322,800		354,181,083		78,127,110		52,799,890		2,303,301,889		(2,598,217,802)		1,134,514,970
Equity		274,624,747		36,802,921		53,182,124		21,453,061		133,288,432		(406,685,775)		112,665,510

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies		Eliminations		Consolidated balance
As of March 31, 2007 and for the quarter then ended
Trade Income:
External Customers	Ps.	—	Ps.	96,416,832	Ps.	34,301,410	Ps.	5,197,375	Ps.	106,616,558	Ps.	—	Ps.	242,532,175
Intersegments		186,758,327		9,109,291		20,208,226		8,254,369		40,547,363		(264,877,576)		—
Income services		—		—		—		—		427,778		(157,138)		270,640
Gain (loss) gross		148,700,253		(3,809,508)		5,492,320		(1,450,136)		10,981,985		(7,662,224)		152,252,690
Operating Gain (loss)		141,232,580		(11,525,191)		3,532,582		(2,936,824)		3,609,813		(333,619)		133,579,341
Net gain (loss)		(3,009,533)		(9,324,281)		2,678,586		(3,021,719)		(17,668,040)		19,916,435		(10,428,552)
Comprehensive financing result		(9,041,140)		(4,399,100)		218,758		(198,218)		2,907,723		—		(10,511,977)
Depreciation and amortization		12,218,000		2,079,100		921,000		230,500		164,900		—		15,613,500
Cost of labor reserve		7,123,031		6,888,298		1,574,785		2,007,823		3,068,099		—		20,662,036
Taxes and duties		135,571,457		560,484		1,333,854		61,343		231,894		—		137,759,032

As at December 31, 2007

Total Assets		1,237,968,403		417,393,498		133,970,702		79,872,062		2,331,376,672		(2,870,300,731)		1,330,280,606
Acquisitions of fixed assets		99,252,970		22,912,301		5,871,320		998,725		324,582				129,359,898
Current assets		630,760,334		229,536,695		85,311,492		58,650,943		495,164,854		(1,070,863,530)		428,560,788
Investing in shares and Values		342,538		157,094		1,095,666		—		612,696,004		(581,227,948)		33,063,354
Fixed assets		565,433,958		162,585,821		42,005,574		15,569,956		8,250,144		—		793,845,453
Short-term liabilities		191,867,210		148,709,748		33,463,623		8,896,698		929,478,616		(1,022,952,043)		289,463,852
Labor reserve		180,931,471		178,386,606		40,791,915		49,058,100		79,033,180				528,201,272
Total Liabilities		998,713,758		377,308,387		85,452,634		59,275,500		2,262,119,197		(2,502,496,731)		1,280,372,745
Equity		239,254,644		40,085,112		48,518,068		20,596,562		69,257,475		(367,804,000)		49,907,861